   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 10, 1994

                                             REGISTRATION STATEMENT NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                            MARK IV INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                DELAWARE                               23-1733979
      (STATE OR OTHER JURISDICTION                  (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)             IDENTIFICATION NUMBER)
                         501 JOHN JAMES AUDUBON PARKWAY
                                  P.O. BOX 810
                          AMHERST, NEW YORK 14226-0810
                                 (716) 689-4972
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              WILLIAM P. MONTAGUE
                            EXECUTIVE VICE PRESIDENT
                            Mark IV Industries, Inc.
                         501 John James Audubon Parkway
                                  P.O. Box 810
                          Amherst, New York 14226-0810
                                 (716) 689-4972
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                ---------------
                                   COPIES TO:
  DAVID L. FINKELMAN,        GERALD S. LIPPES, ESQ.        ROGER KIMMEL, ESQ.
          ESQ.                LIPPES, SILVERSTEIN,          LATHAM & WATKINS
STROOCK & STROOCK & LAVAN       MATHIAS & WEXLER            855 Third Avenue
  Seven Hanover Square       700 Guaranty Building        New York, N.Y. 10022
 New York, N.Y. 10004-          28 Church Street
          2696              Buffalo, N.Y. 14202-3950

                                ---------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                        PROPOSED      PROPOSED MAXIMUM
                                                    MAXIMUM AGGREGATE     AGGREGATE
                                    AMOUNT TO BE     PRICE PER UNIT       OFFERING          AMOUNT OF
TITLE OF SHARES TO BE REGISTERED     REGISTERED            (1)            PRICE (1)     REGISTRATION FEE
- --------------------------------------------------------------------------------------------------------
Common Stock
 $.01 par value..................   6,858,750(2)         $21.00        $144,033,750.00     $49,667.16
- --------------------------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the price of the Common Stock on the New York Stock Exchange Composite Tape on November 7, 1994.
(2) Includes 858,750 shares of Common Stock which may be issued upon exercise of the Underwriters' over-allotment option.
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

  On November 4, 1994, the Registrant, through a wholly owned subsidiary, consummated a tender offer to acquire all outstanding shares of common stock of Purolator Products Company, a Delaware corporation ("Purolator"). As a result of the tender offer, the Registrant beneficially owns more than 90% of the outstanding shares of Purolator common stock and will effect the merger of the Registrant's wholly owned subsidiary with and into Purolator pursuant to the short-form merger provisions under Delaware corporate law. It is anticipated that this Merger will occur on or about November 15, 1994. The information contained in the Prospectus which forms a part of this Registration Statement assumes that the merger of Purolator with the Registrant's subsidiary has been effected.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED NOVEMBER 10, 1994

PROSPECTUS

                                6,000,000 SHARES

                                    MARK IV
                                INDUSTRIES INC.

                                  COMMON STOCK

  All of the 6,000,000 shares of Common Stock offered hereby (the "Offering") are being sold by Mark IV Industries, Inc. ("Mark IV" or the "Company"). The Common Stock of the Company is listed on the New York Stock Exchange, Inc. under the symbol "IV." On November 9, 1994, the last reported sale price of the Common Stock on the New York Stock Exchange Composite Tape was $20 5/8 per share. See "Price Range of Common Stock and Dividend Policy."

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

===========================================================================================
                                             PRICE TO        UNDERWRITING      PROCEEDS TO
                                               PUBLIC         DISCOUNT (1)      COMPANY (2)
- -------------------------------------------------------------------------------------------
Per Share................................       $                $                 $
- -------------------------------------------------------------------------------------------
Total (3)................................     $                $                 $
===========================================================================================

(1) No underwriting discount will apply in respect of up to 275,000 shares of Common Stock reserved for sale at the public offering price to the Purolator Products Company Employees' Retirement Savings Plan (the "Savings Plan"). The Company has agreed to indemnify the several Underwriters against, and to provide contribution with respect to, certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be
    $         .
(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 858,750 additional shares of Common Stock solely to cover over-allotments. If the option is exercised in full, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $         ,
    $          and $         , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to the approval of certain legal matters by counsel and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares
of Common Stock will be made against payment therefor on or about December   ,
1994, at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.


                            BEAR, STEARNS & CO. INC.

                               December   , 1994

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  Mark IV Industries, Inc. (the "Company" or "Mark IV") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement and the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed with the Commission by the Company pursuant to the Exchange Act are incorporated by reference in this Prospectus and made a part hereof: the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1994, as amended by Amendment No. 1 on Form 10-K/A; the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended May 31, 1994 and August 31, 1994; the Company's Current Report on Form 8-K dated November 9, 1994; and the description of the Company's Common Stock which is contained in the Company's Registration Statement on Form 8-A, dated August 28, 1987, including any amendments or reports filed for the purpose of updating such description.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies, supersedes or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide, without charge, to any person to whom this Prospectus is delivered, upon written or oral requests of such person, a copy of any or all of the documents which have been incorporated by reference in this Prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents so incorporated. Requests for such copies should be directed to Investor Relations, Mark IV Industries, Inc., 501 John James Audubon Parkway, P.O. Box 810, Amherst, New York 14226-0810 (telephone number: (716) 689-4972).

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. In addition, except where otherwise indicated, all information set forth herein assumes that the Underwriters' over-allotment option will not be exercised. Unless the context otherwise requires, all references herein to the "Company" or "Mark IV" include Mark IV Industries, Inc. and its subsidiaries.

                                  THE COMPANY

  Mark IV is a diversified manufacturer of a broad range of proprietary and other power and fluid transfer products and systems which serve four markets: general industrial; automotive aftermarket; automotive original equipment manufacturers ("OEMs"); and infrastructure. Power and fluid transfer products and systems accounted for 90.0% of Mark IV's net sales in fiscal 1994 after giving pro forma effect to the Company's recent acquisition of Purolator Products Company ("Purolator"). Mark IV is also a leading manufacturer of professional audio products.

  Many of Mark IV's products have a significant, and in certain instances the leading, share of their respective markets. Products manufactured by Mark IV principally serve specialized needs in markets in which relatively few manufacturers compete. These products are primarily sold directly, and through independent distributors, to other manufacturers and commercial users in the United States and Europe and, to a lesser extent, in Canada, Latin America and the Far East. Mark IV operates 72 manufacturing facilities and 52 distribution and sales locations and employs approximately 16,500 people in eighteen countries.

  Mark IV's business strategy is focused on building its power and fluid transfer business through internal growth, continuation of cost control and quality improvement programs, and selective strategic domestic and foreign acquisitions. The Company's operating strategy emphasizes management for continuous improvement, establishing co-operative programs with customers to engineer, design and develop higher value added systems in addition to individual products, and the introduction of new, more cost effective and durable products.

  In furtherance of these strategies, over the past five years Mark IV has: (i) emphasized continuous product development, with over 50.0% of its current sales worldwide arising from the introduction of new products or products which have been redesigned; (ii) significantly expanded its presence in Western Europe through its June 1993 acquisition of Pirelli Trasmissioni Industriali, S.p.A. ("PTI"), a leading Italian-based manufacturer of power transmission products;
(iii) substantially increased its domestic production capacity and strengthened its market position in the power steering and garden hose markets through its fiscal 1991 acquisition of Anchor Swan, a leading manufacturer of these and other products; (iv) established distribution centers to serve markets in Central and South America and the Pacific Rim, and acquired manufacturing and distribution facilities in Mexico; and (v) implemented cost savings and efficiency programs in its Power and Fluid Transfer business segment which have contributed to the improvement of the segment's operating income margins from 7.0% in fiscal 1989 to 11.7% in fiscal 1994. Mark IV believes that, having established an efficient global manufacturing and distribution network, it is well positioned to benefit from a continuation of strength in its domestic markets and the increasing strength in its European and other foreign markets.

                   ACQUISITION OF PUROLATOR PRODUCTS COMPANY

  As part of the Company's strategic emphasis on its power and fluid transfer business, in November 1994 Mark IV acquired Purolator which is a leading manufacturer of filtration products, including automotive oil, air and fuel filters; residential and commercial heating, ventilating and air-conditioning ("HVAC") filters; high-technology liquid filtration products; and specialized industrial filters and filtration systems. The total cost of the acquisition was $286.3 million. Purolator's filtration business complements the Company's fluid transfer products since many of Purolator's products serve customers in the same markets as the Company's other power and fluid transfer products, such as certain industrial markets, the automotive aftermarket and, to a much lesser extent, the automotive OEM market. In addition, filters are generally an integral part of most power and fluid transfer systems produced by the Company. Accordingly, management believes that, as a result of the acquisition of Purolator, the Company is better positioned to provide a broader range of products to customers in these markets. In particular, the acquisition of Purolator will strengthen Mark IV's presence in the automotive aftermarket since 61.5% of Purolator's $435.8 million of sales in 1993 were made to customers in this market. Mark IV also believes that its extensive domestic and European sales and distribution network will provide opportunities for increased sales of Purolator's products. It is also anticipated that significant cost savings will result from the combined distribution of fluid transfer and filtration products to customers and the consolidation of Purolator's corporate functions.

                                  THE OFFERING

 Common Stock Offered..........  6,000,000 shares
 Common Stock to be Outstanding
  After the Offering........... 54,091,383 shares (1)
 NYSE Symbol................... "IV"
 Use of Proceeds............... Substantially all of the net proceeds of the
                                 Offering, estimated at $     million ($
                                 million if the Underwriters' over-allotment
                                 option is exercised in full), will be used to
                                 repay debt outstanding under the revolving
                                 credit facility provided by the Company's
                                 1994 Credit Agreement, which indebtedness was
                                 incurred primarily to refinance (i) amounts
                                 outstanding under the Company's previous
                                 credit agreement and (ii) certain existing
                                 indebtedness of Purolator. See "Use of
                                 Proceeds."

- --------

(1) Excludes 2,604,000 shares of Common Stock reserved for issuance upon conversion of the Company's 6 1/4% Convertible Subordinated Debentures due 2007 (the "Convertible Debentures") at their present conversion price of $14.3685 per share, which debentures are first callable by the Company at a price of 104.375% on February 16, 1995. Also excludes 835,931 shares reserved for possible issuance upon exercise of outstanding employee stock
    options and approximately         shares reserved for possible issuance
    upon exercise of stock options which may be assumed by the Company in connection with the acquisition of Purolator.

                             SUMMARY FINANCIAL DATA

  The following tables set forth summary consolidated financial data of the Company for each of the three fiscal years in the period ended February 28, 1994 and for the six month periods ended August 31, 1993 and 1994. Such financial data is derived from the Company's audited and unaudited consolidated financial statements included elsewhere herein. The tables also set forth certain pro forma (unaudited) consolidated income statement data and balance sheet data for fiscal 1994 and for the six-month period ended August 31, 1994, after giving effect to the acquisition of Purolator and the other adjustments described in Notes (2) and (4) below.

                                       (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                      FOR THE YEAR ENDED               FOR THE SIX MONTHS ENDED
                                   THE LAST DAY OF FEBRUARY,                  AUGUST 31,
                          ------------------------------------------- ----------------------------
                                                           PRO FORMA                   PRO FORMA
                             1992       1993     1994(1)    1994(2)   1993(1)    1994   1994(2)
                          ---------- ---------- ---------- ---------- -------- -------- --------
INCOME STATEMENT DATA:
Net sales...............  $1,004,300 $1,085,700 $1,244,200 $1,680,000 $604,500 $721,000  $966,800
                          ========== ========== ========== ========== ======== ========  ========
Operating income before
 depreciation and
 amortization...........  $  136,900 $  145,700 $  173,500 $  216,500 $ 87,300 $103,500  $129,600
Depreciation and
 amortization...........      28,300     32,100     41,700     56,200   19,800   23,200    30,400
                          ---------- ---------- ---------- ---------- -------- --------  --------
Operating income(3).....  $  108,600 $  113,600 $  131,800 $  160,300 $ 67,500 $ 80,300  $ 99,200
                          ========== ========== ========== ========== ======== ========  ========
Income from continuing
 operations.............  $   26,800 $   39,100 $   51,100 $   59,300 $ 26,700 $ 33,800  $ 39,500
                          ========== ========== ========== ========== ======== ========  ========
Fully-diluted income per
 share from continuing
 operations.............  $     0.74 $     0.87 $     1.09 $     1.19 $   0.57 $   0.71  $   0.79
                          ========== ========== ========== ========== ======== ========  ========
Cash dividends per
 share..................  $    0.066 $    0.084 $    0.098 $    0.098 $  0.048 $  0.055  $  0.055
                          ========== ========== ========== ========== ======== ========  ========
Fully-diluted weighted
 average number of
 shares outstanding.....      38,400     50,300     50,700     50,700   50,600   51,000    51,000
PRO FORMA, AS
 ADJUSTED(4):
Income from continuing
 operations.............                                   $   64,000                    $ 42,200
                                                           ==========                    ========
Fully-diluted income per
 share from continuing
 operations.............                                   $     1.15                    $   0.75
                                                           ==========                    ========
Fully-diluted weighted
 average number of
 shares outstanding.....                                       56,700                      57,000

                                                                     PRO FORMA,
                           AT THE LAST DAY OF FEBRUARY,       AT     AS ADJUSTED
                         -------------------------------- AUGUST 31,  AT AUGUST
                            1992       1993       1994       1994    31, 1994(4)
                         ---------- ---------- ---------- ---------- -----------
BALANCE SHEET DATA:
Working capital......... $  285,500 $  275,400 $  312,800 $  310,300 $  413,100
Total assets............  1,104,500  1,124,800  1,282,300  1,335,500  1,804,000
Long-term debt..........    525,400    497,100    567,200    551,100    672,000
Stockholders' equity....    311,900    345,600    345,400    382,500    584,200

- --------
(1) Includes the results of operations of the PTI business from its June 1993 acquisition date. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."
(2) Presents pro forma data as if the acquisition of Purolator and the borrowings under the 1994 Credit Agreement in connection therewith in November 1994 and the conversion in October 1994 of $76.7 million aggregate principal amount of Convertible Debentures into 5,340,000 shares of Common Stock, had occurred on (i) March 1, 1993, the beginning of fiscal 1994, with respect to the pro forma income statement data for the year ended February 28, 1994, (ii) March 1, 1994, the beginning of fiscal 1995, with respect to the pro forma income statement data for the six months ended August 31, 1994, and (iii) August 31, 1994, with respect to the pro forma balance sheet data at August 31, 1994. See "Pro Forma Financial Information."
(3)Represents income from continuing operations before interest expense, securities transactions and taxes.
(4) Includes amounts as if the transactions in Note (2) above, as well as the application of the net proceeds from this Offering, assuming a public offering price of $22.00 per share, had occurred on the dates described therein.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Common Stock offered hereby are
estimated to be $     million ($     million if the Underwriters' over-
allotment option is exercised in full). Substantially all of such net proceeds will be used to repay indebtedness outstanding under the five-year revolving credit facility provided by the Company's 1994 Credit Agreement, of which approximately $115.0 million was incurred to refinance indebtedness outstanding under the Company's previous revolving credit facility and approximately $ million principal amount was incurred to refinance existing bank indebtedness
of Purolator bearing interest at November   , 1994 at the rate of      % per
annum. The Company is currently paying interest on indebtedness under its
revolving credit facility at the rate of    % per annum. Under the terms of the
1994 Credit Agreement, the amount of net proceeds of the Offering used to repay outstanding indebtedness under the revolving credit facility may be reborrowed by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for a summary of the terms of the 1994 Credit Agreement.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Common Stock is currently traded on the NYSE. The following table sets forth, for the fiscal periods indicated, the high and low closing sale prices per share of Common Stock as reported on the NYSE Composite Tape. All amounts have been adjusted for the 5% stock dividend paid in April 1994.

                                                                         DIVIDENDS
                                                         HIGH     LOW    PER SHARE
                                                        ------  -------  ---------
      FISCAL 1993
        First Quarter.................................. $14     $11 7/8   $0.020
        Second Quarter.................................  13 3/8  11 1/2    0.020
        Third Quarter..................................  14      11 1/8    0.020
        Fourth Quarter.................................  17 5/8  13 5/8    0.024
      FISCAL 1994
        First Quarter..................................  18 3/4  15 5/8    0.024
        Second Quarter.................................  22      18 7/8    0.024
        Third Quarter..................................  24 1/2  18        0.024
        Fourth Quarter.................................  20      17 1/8    0.026
      FISCAL 1995
        First Quarter..................................  19      15 3/4    0.0275
        Second Quarter.................................  20 7/8  18        0.0275
        Third Quarter (through November 9, 1994).......  23      20 1/4        --

  On November 9, 1994, the closing sale price of the Common Stock as reported on the NYSE Composite Tape was $20 5/8. At November 3, 1994, there were approximately 2,600 holders of record of the Common Stock.

  Mark IV intends to continue to pay quarterly cash dividends on its Common Stock, subject to future results of operations and other relevant factors. Pursuant to the terms of the 1994 Credit Agreement, the payment of dividends on Mark IV's Common Stock is subject to certain limitations.

                                 CAPITALIZATION

  The following table sets forth the unaudited consolidated capitalization of the Company at August 31, 1994 and (i) as adjusted to give effect to the acquisition of Purolator and the borrowings under the 1994 Credit Agreement in connection therewith in November 1994 and the conversion in October 1994 of approximately $76.7 million aggregate principal amount of Convertible Debentures into 5,340,000 shares of Common Stock at the conversion price of $14.3685 per share, and (ii) as further adjusted to give effect to the sale of the Common Stock offered hereby, assuming a public offering price of $22.00 per share, and the application of the estimated net proceeds therefrom to repay borrowings under the 1994 Credit Agreement. See "Use of Proceeds."

                                                (DOLLARS IN THOUSANDS)
                                                   AUGUST 31, 1994
                                            ----------------------------------
                                                          AS        AS FURTHER
                                             ACTUAL    ADJUSTED      ADJUSTED
                                            --------  ----------    ----------
Current maturities of long-term debt(1).... $  6,000  $    6,400    $    6,400
                                            ========  ==========    ==========
Long-term debt, excluding current
 maturities(1):
  Senior debt:
    Credit Agreement(2).................... $120,000  $  439,900(3) $  314,900
    Other..................................   58,900      61,600        61,600
                                            --------  ----------    ----------
    Total senior debt......................  178,900     501,500       376,500
                                            --------  ----------    ----------
  Subordinated debt:
    8 3/4% Senior Subordinated Notes due
     April 1, 2003.........................  258,000     258,000       258,000
    6 1/4% Convertible Subordinated
     Debentures due
     February 15, 2007.....................  114,200      37,500(4)     37,500
                                            --------  ----------    ----------
    Total subordinated debt................  372,200     295,500       295,500
                                            --------  ----------    ----------
    Total long-term debt...................  551,100     797,000       672,000
                                            --------  ----------    ----------
Stockholders' equity:
  Common Stock, $0.01 par value:
    100,000,000 shares authorized;
    42,751,383 shares issued; 48,091,383
     shares issued
     as adjusted; and 54,091,383 shares
     issued as further
     adjusted (5)..........................      400         500           600
  Additional paid-in capital...............  262,600     339,200       464,100
  Retained earnings........................  120,000     120,000       120,000
  Foreign currency translation adjustment..     (500)       (500)         (500)
                                            --------  ----------    ----------
    Total stockholders' equity.............  382,500     459,200       584,200
                                            --------  ----------    ----------
      Total capitalization................. $933,600  $1,256,200    $1,256,200
                                            ========  ==========    ==========

- --------
(1) See Note 8 to the Company's audited Consolidated Financial Statements, appearing elsewhere herein, for interest rates and other information regarding the Company's outstanding indebtedness.
(2) On November 2, 1994, the Company replaced its existing $300 million revolving credit facility with the 1994 Credit Agreement which provides for a revolving credit facility in an amount of up to $350 million over a five-year period and a $300 million five-year term loan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."
(3) Increase reflects borrowings under the 1994 Credit Agreement which were used to finance the Purolator acquisition and refinance certain existing debt of Purolator. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
(4) Reflects the conversion in October 1994 of approximately $76.7 million aggregate principal amount of Convertible Debentures into approximately 5,340,000 shares of Common Stock at the conversion price of $14.3685 per share. The remaining $37.5 million aggregate principal amount of Convertible Debentures are first callable by the Company at a price of 104.375% on February 16, 1995.
(5) Excludes 2,604,000 shares reserved for issuance upon conversion of the Convertible Debentures and 835,931 shares reserved for issuance upon exercise of outstanding employee stock options. Also excludes approximately shares reserved for possible issuance upon exercise of stock options which may be assumed by the Company in connection with the acquisition of Purolator.

                         SELECTED FINANCIAL INFORMATION

  The following tables set forth selected consolidated financial information of the Company for each of the five fiscal years in the period ended February 28, 1994 derived from the Company's audited consolidated financial statements and for the six months ended August 31, 1993 and 1994. Information for the six months ended August 31, 1993 and 1994 is derived from the unaudited consolidated financial statements of the Company but, in the opinion of management, includes all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation. The results of operations for the six-month period ended August 31, 1994 are not necessarily indicative of the results to be expected for the full year. These tables should be read in conjunction with the Company's Consolidated Financial Statements and Pro Forma Financial Information appearing elsewhere herein.

                            (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                   FOR THE
                                                                              SIX MONTHS ENDED
                             FOR THE YEAR ENDED THE LAST DAY OF FEBRUARY,        AUGUST 31,
                          --------------------------------------------------- -----------------
                            1990     1991      1992        1993     1994(1)   1993(1)    1994
                          -------- -------- ----------  ---------- ---------- -------- --------
INCOME STATEMENT DATA:
Net sales...............  $672,700 $789,700 $1,004,300  $1,085,700 $1,244,200 $604,500 $721,000
                          -------- -------- ----------  ---------- ---------- -------- --------
Operating costs:
 Cost of products sold..   419,000  492,800    641,900     698,800    803,500  391,600  468,600
 Selling and
  administration........   142,000  164,800    200,600     215,100    236,300  110,300  133,300
 Research and
  development...........    17,000   20,600     24,900      26,100     30,900   15,300   15,600
 Depreciation and
  amortization..........    17,000   23,500     28,300      32,100     41,700   19,800   23,200
                          -------- -------- ----------  ---------- ---------- -------- --------
 Total operating costs..   595,000  701,700    895,700     972,100  1,112,400  537,000  640,700
                          -------- -------- ----------  ---------- ---------- -------- --------
 Operating income.......    77,700   88,000    108,600     113,600    131,800   67,500   80,300
Interest expense........    51,200   60,600     64,700      51,600     50,100   24,900   25,300
                          -------- -------- ----------  ---------- ---------- -------- --------
Income before gain
 (loss) on securities
 transactions and
 provision for taxes....    26,500   27,400     43,900      62,000     81,700   42,600   55,000
Gain (loss) on
 securities
 transactions...........     5,800    1,000     (2,400)        --         --       --       --
                          -------- -------- ----------  ---------- ---------- -------- --------
Income before provision
 for taxes..............    32,300   28,400     41,500      62,000     81,700   42,600   55,000
Provision for income
 taxes..................    12,400   10,800     14,700      22,900     30,600   15,900   21,200
                          -------- -------- ----------  ---------- ---------- -------- --------
Income from continuing
 operations(2)..........  $ 19,900 $ 17,600 $   26,800  $   39,100 $   51,100 $ 26,700 $ 33,800
                          ======== ======== ==========  ========== ========== ======== ========
Fully-diluted income per
 share from continuing
 operations:
Before securities
 transactions...........  $   0.52 $   0.59 $     0.78  $     0.87 $     1.09 $   0.57 $   0.71
Gain (loss) on
 securities
 transactions...........      0.10     0.02      (0.04)        --         --       --       --
                          -------- -------- ----------  ---------- ---------- -------- --------
Total from continuing
 operations(2)..........  $   0.62 $   0.61 $     0.74  $     0.87 $     1.09 $   0.57 $   0.71
                          ======== ======== ==========  ========== ========== ======== ========
Cash dividends per
 share..................  $    --  $  0.058 $    0.066  $    0.084 $    0.098 $  0.048 $  0.055
                          ======== ======== ==========  ========== ========== ======== ========
Fully-diluted weighted
 average number of
 shares outstanding.....    36,300   33,400     38,400      50,300     50,700   50,600   51,000

                                     AT THE LAST DAY OF FEBRUARY,                 AT
                         ---------------------------------------------------- AUGUST 31,
                           1990      1991       1992       1993       1994       1994
                         -------- ---------- ---------- ---------- ---------- ----------
BALANCE SHEET DATA:
Working capital......... $262,300 $  345,100 $  285,500 $  275,400 $  312,800 $  310,300
Total assets............  872,100  1,100,100  1,104,500  1,124,800  1,282,300  1,335,500
Long-term debt,
 excluding current
 maturities.............  544,200    717,600    525,400    497,100    567,200    551,100
Stockholders' equity....  159,700    170,000    311,900    345,600    345,400    382,500

- --------
(1) Includes the results of operations of the PTI business from its June 1993 acquisition date.
(2) As a result of an extraordinary loss of $21,700,000 related to the early extinguishment of debt, as well as a charge of $26,000,000 to recognize the cumulative effect of adopting Statement of Financial Accounting Standards ("SFAS") No. 106 related to post-retirement benefits, the Company's net income for fiscal 1994 was $3,400,000 (or $0.15 per fully-diluted share).

                        PRO FORMA FINANCIAL INFORMATION

  The pro forma (unaudited) consolidated statements of income for the six months ended August 31, 1994 and the fiscal year ended February 28, 1994 set forth below present the results of operations of the Company for such period and such year as if the following transactions had occurred on March 1, 1994, the beginning of fiscal 1995, with respect to the consolidated statement of income for the six months ended August 31, 1994, and on March 1, 1993, the beginning of fiscal 1994, with respect to the consolidated statement of income for the fiscal year ended February 28, 1994: (i) the consummation of the acquisition of Purolator in November 1994 and the borrowings under the 1994 Credit Agreement in connection therewith; (ii) the conversion in October 1994 of approximately $76.7 million aggregate principal amount of Convertible Debentures into approximately 5,340,000 shares of Common Stock at a conversion price of $14.3685 per share; and (iii) the consummation of the Offering and the application of the estimated net proceeds therefrom, assuming a public offering price of $22.00 per share. The pro forma statement of income for the six months ended August 31, 1994 combines, with appropriate adjustments, the Company's unaudited consolidated results of operations for its six months ended August 31, 1994 and the unaudited condensed consolidated results of operations of Purolator for the same six month period. The pro forma statement of income for the fiscal year ended February 28, 1994, combines, with appropriate adjustments, the Company's audited consolidated results of operations for its fiscal year ended February 28, 1994 and the audited consolidated results of operations of Purolator for its fiscal year ended December 31, 1993.

  The pro forma (unaudited) consolidated condensed balance sheet as of August 31, 1994 set forth below presents the financial position of the Company as if the following transactions had occurred on August 31, 1994: (i) the consummation of the acquisition of Purolator in November 1994 and the borrowings under the 1994 Credit Agreement in connection therewith; (ii) the conversion in October 1994 of approximately $76.7 million aggregate principal amount of Convertible Debentures into approximately 5,340,000 shares of Common Stock at a conversion price of $14.3685 per share; and (iii) the consummation of the Offering and the application of the estimated net proceeds therefrom, assuming a public offering price of $22.00 per share. The pro forma balance sheet as of August 31, 1994 combines, with appropriate adjustments, the Company's unaudited consolidated condensed balance sheet as of August 31, 1994 and the unaudited condensed consolidated balance sheet of Purolator as of August 31, 1994.

  The pro forma financial statements have been prepared on the basis of preliminary assumptions and estimates. The pro forma financial statements may not be indicative of the results that would have been achieved if the acquisition of Purolator and the borrowings under the 1994 Credit Agreement in connection therewith, the conversion of Convertible Debentures and the application of the net proceeds from the Offering had been effected on the dates indicated or which may be achieved in the future. The pro forma financial statements should be read in conjunction with the financial statements of the Company and Purolator appearing elsewhere herein.

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                    FOR THE SIX MONTHS ENDED AUGUST 31, 1994
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        PRO FORMA
                               MARK IV(1) PUROLATOR(2) ADJUSTMENTS   PRO FORMA
                               ---------- ------------ -----------   ---------
Net sales.....................  $721,000    $245,800                 $966,800
                                --------    --------                 --------
Costs and expenses:
  Cost of products sold.......   468,600     181,400                  650,000
  Selling and administration..   133,300      38,700     $(3,500)(3)  168,500
  Research and development....    15,600       3,100                   18,700
  Depreciation and
   amortization...............    23,200       6,800         400 (4)   30,400
                                --------    --------     -------     --------
    Total operating costs.....   640,700     230,000      (3,100)     867,600
                                --------    --------     -------     --------
  Operating income............    80,300      15,800       3,100       99,200
Interest expense..............   (25,300)     (2,100)     (7,200)(5)  (34,600)
                                --------    --------     -------     --------
  Income before taxes.........    55,000      13,700      (4,100)      64,600
Provision for income taxes....   (21,200)       (700)     (3,200)(6)  (25,100)
                                --------    --------     -------     --------
  Income from continuing
   operations.................  $ 33,800    $ 13,000     $(7,300)    $ 39,500
                                ========    ========     =======     ========
Income per share from
 continuing operations:
  Primary.....................  $   0.79                             $   0.82
                                ========                             ========
  Fully-diluted...............  $   0.71                             $   0.79
                                ========                             ========
Weighted average number of
 shares outstanding:
  Primary.....................    42,700                   5,400 (7)   48,100
                                ========                 =======     ========
  Fully-diluted...............    51,000                               51,000
                                ========                             ========
PRO FORMA, AS ADJUSTED(8):
Income from continuing
 operations...................                                       $ 42,200
                                                                     ========
Income per share from
 continuing operations:
  Primary.....................                                       $   0.78
                                                                     ========
  Fully-diluted...............                                       $   0.75
                                                                     ========
Weighted average number of
 shares outstanding:
  Primary.....................                                         54,100
                                                                     ========
  Fully-diluted...............                                         57,000
                                                                     ========

- --------
(1) Represents the Company's consolidated results of operations as reported for its six months ended August 31, 1994.
(2) Represents Purolator's consolidated results of operations for its six months ended August 31, 1994.
(3) Represents the elimination of duplicate costs, primarily related to Purolator's corporate headquarters function.
(4) Reflects increased depreciation and amortization expense based upon a preliminary estimate of values and remaining lives of fixed and intangible assets acquired.
(5) To adjust interest expense to reflect the amount that might have been paid on borrowings incurred to finance the acquisition of Purolator as if it had occurred on March 1, 1994 ($9,600,000), net of the interest reduction related to the conversion in October 1994 of $76.7 million aggregate principal amount of Convertible Debentures, as if the conversion had occurred on March 1, 1994 ($2,400,000). The adjustment excludes a net of tax charge of $1,100,000 ($0.02 per share) representing the unamortized balance of deferred charges related to the Company's previously existing credit agreement. Such amount will be recognized as an extraordinary item in the Company's historical income statements as of the November 1994 borrowings under the 1994 Credit Agreement.
(6) To adjust the tax provision to reflect the tax expense anticipated in consolidation with the Company's results of operations.
(7) Represents the increase in weighted average shares outstanding as a result of the October 1994 conversion of Convertible Debentures, as if the conversion had occurred on March 1, 1994.
(8) Reflects the pro forma amounts, as adjusted to assume the application of the estimated net proceeds from this Offering to reduce indebtedness resulting from the acquisition of Purolator as of March 1, 1994.

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                  FOR THE FISCAL YEAR ENDED FEBRUARY 28, 1994
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      PRO FORMA
                            MARK IV(1)  PUROLATOR(2) ADJUSTMENTS    PRO FORMA
                            ----------  ------------ -----------    ----------
Net sales.................  $1,244,200    $435,800                  $1,680,000
                            ----------    --------                  ----------
Costs and expenses:
  Cost of products sold...     803,500     321,500                   1,125,000
  Selling and
   administration.........     236,300      72,100    $ (7,000)(3)     301,400
  Research and
   development............      30,900       6,200                      37,100
  Depreciation and
   amortization...........      41,700      13,600         900 (4)      56,200
                            ----------    --------    --------      ----------
    Total operating costs.   1,112,400     413,400      (6,100)      1,519,700
                            ----------    --------    --------      ----------
  Operating income........     131,800      22,400       6,100         160,300
Interest expense..........     (50,100)     (4,100)    (10,800)(5)     (65,000)
                            ----------    --------    --------      ----------
  Income before taxes.....      81,700      18,300      (4,700)         95,300
Provision for income
 taxes....................     (30,600)       (500)     (4,900)(6)     (36,000)
                            ----------    --------    --------      ----------
  Income from continuing
   operations.............  $   51,100    $ 17,800    $ (9,600)     $   59,300
                            ==========    ========    ========      ==========
Income per share from
 continuing operations:
  Primary.................  $     1.20                              $     1.24
                            ==========                              ==========
  Fully-diluted...........  $     1.09                              $     1.19
                            ==========                              ==========
Weighted average number of
 shares outstanding:
  Primary.................      42,500                   5,400 (7)      47,900
                            ==========                ========      ==========
  Fully-diluted...........      50,700                                  50,700
                            ==========                              ==========
PRO FORMA, AS ADJUSTED(8):
Income from continuing
 operations...............                                          $   64,000
                                                                    ==========
Income per share from
 continuing operations:
  Primary.................                                          $     1.19
                                                                    ==========
  Fully-diluted...........                                          $     1.15
                                                                    ==========
Weighted average number of
 shares outstanding:
  Primary.................                                              53,900
                                                                    ==========
  Fully-diluted...........                                              56,700
                                                                    ==========

- --------
(1) Represents the Company's audited consolidated results of operations as reported for its fiscal year ended February 28, 1994.
(2) Represents Purolator's audited consolidated results of operations as reported for its fiscal year ended December 31, 1993.
(3) Represents the elimination of duplicate costs, primarily related to Purolator's corporate headquarters function.
(4) Reflects increased depreciation and amortization expense based upon a preliminary estimate of values and remaining lives of fixed and intangible assets acquired.
(5) To adjust interest expense to reflect the amount that might have been paid on borrowings incurred to finance the acquisition of Purolator had it occurred on March 1, 1993 ($15,600,000), net of the interest reduction related to the conversion in October 1994 of $76.7 million aggregate principal amount of Convertible Debentures, as if the conversion had occurred on March 1, 1993 ($4,800,000). The adjustment excludes a net of tax charge of $1,100,000 ($0.02 per share) representing the unamortized balance of deferred charges related to the Company's previously existing credit agreement. Such amount will be recognized as an extraordinary item in the Company's historical income statements as of the November 1994 borrowings under the 1994 Credit Agreement.
(6) To adjust the tax provision to reflect the tax expense anticipated in consolidation with the Company's results of operations.
(7) Represents the increase in weighted average shares outstanding as a result of the October 1994 conversion of the Convertible Debentures, as if the conversion had occurred on March 1, 1993.
(8) Reflects the pro forma amounts, as adjusted to assume the application of the estimated net proceeds from this Offering to reduce indebtedness resulting from the acquisition of Purolator as of March 1, 1993.

                PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

                                AUGUST 31, 1994
                            (AMOUNTS IN THOUSANDS)

                                                   PRO FORMA
                         MARK IV(1)  PUROLATOR(2) ADJUSTMENTS          PRO FORMA
                         ----------  ------------ -----------          ----------
         ASSETS
Current assets:
  Cash.................. $      700    $  7,300                        $    8,000
  Accounts receivable...    298,200      78,800                           377,000
  Inventories...........    265,300      71,700    $ 14,800 (3)           351,800
  Other current assets..     47,700      14,000                            61,700
                         ----------    --------    --------            ----------
    Total current
     assets.............    611,900     171,800      14,800               798,500
Pension related and
 other non-current
 assets.................    146,200      25,400       4,300 (3)           175,900
Property, plant and
 equipment, net.........    369,400      78,900      50,000 (3)           498,300
Cost in excess of net
 assets acquired and
 deferred charges.......    208,000     108,500      14,800 (3)           331,300
                         ----------    --------    --------            ----------
    TOTAL ASSETS........ $1,335,500    $384,600    $ 83,900            $1,804,000
                         ==========    ========    ========            ==========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable and
   current maturities of
   debt................. $   53,000    $  4,400    $ (4,000)(4)        $   53,400
  Accounts payable......    112,600      39,500                           152,100
  Compensation related
   liabilities..........     40,500       9,200                            49,700
  Accrued interest......     14,800         500                            15,300
  Accrued expenses and
   other liabilities....     71,900      29,600                           101,500
  Income taxes payable..      8,800       4,600                            13,400
                         ----------    --------    --------            ----------
    Total current
     liabilities........    301,600      87,800      (4,000)              385,400
                         ----------    --------    --------            ----------
Long-term debt:
  Senior debt...........    178,900      40,700     156,900 (4)(5)        376,500
  Subordinated
   debentures...........    372,200                 (76,700)(6)           295,500
                         ----------    --------    --------            ----------
    Total long-term
     debt...............    551,100      40,700      80,200               672,000
                         ----------    --------    --------            ----------
Other non-current
 liabilities............    100,300      80,000     (17,900)(3)           162,400
                         ----------    --------    --------            ----------
Stockholders' equity:
  Common stock..........        400         100         100 (5)(6)(7)         600
  Additional paid-in
   capital..............    262,600     325,300    (123,800)(5)(6)(7)     464,100
  Retained earnings.....    120,000    (137,200)    137,200 (7)           120,000
  Other equity
   adjustments..........       (500)    (12,100)     12,100 (7)              (500)
                         ----------    --------    --------            ----------
    Total stockholders'
     equity.............    382,500     176,100      25,600               584,200
                         ----------    --------    --------            ----------
      TOTAL LIABILITIES
       AND STOCKHOLDERS'
       EQUITY........... $1,335,500    $384,600    $ 83,900            $1,804,000
                         ==========    ========    ========            ==========

- --------
(1) Represents the Company's consolidated financial position as reported as of August 31, 1994.
(2) Represents the consolidated financial position of Purolator as of August 31, 1994.
(3) Preliminary allocations have been made to reflect the possible increased asset values, and associated tax effects. Such amounts, as well as the estimated total purchase price, will be adjusted as additional analysis is performed and additional information is received from various outside appraisal groups.
(4) Funds used to acquire Purolator, refinance Purolator's credit facility and to pay certain acquisition related costs are assumed to have been provided from borrowings under the Company's 1994 Credit Agreement.
(5) Represents the effect of the sale of Common Stock offered hereby, and the application of the estimated net proceeds to repay borrowings under the 1994 Credit Agreement.
(6) Represents the conversion of $76.7 million aggregate principal amount of Convertible Debentures which were converted into Common Stock in October 1994.
(7) Represents the elimination of Purolator's stockholders' equity.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

  Prior to the acquisition of Purolator in November 1994, the Company classified its operations into three business segments: Power and Fluid Transfer; Transportation; and Professional Audio. Following the acquisition of Purolator, management reviewed its existing businesses and determined that its Transportation business segment should be combined with the Power and Fluid Transfer business segment in view of the similarity in markets and customers served. Management also believes that the revised classification will enable the Company to benefit from a global organizational structure and the coordination of distribution activities. As a result, the Company now classifies its operations into two business segments: Power and Fluid Transfer; and Professional Audio.

  The new Power and Fluid Transfer business segment, which represented 86.1% of the Company's total revenues in fiscal 1994 (90.0% on a pro forma basis giving effect to the acquisition of Purolator), designs, manufactures and distributes products in four markets: general industrial; automotive aftermarket; automotive OEMs; and infrastructure. The infrastructure market of this segment includes products formerly classified in the Transportation business segment. Purolator's products serve the general industrial market, automotive aftermarket and, to a much lesser extent, automotive OEM market. The Company's Professional Audio business segment represented 13.9% of the Company's total revenues in fiscal 1994 (10.0% on a pro forma basis giving effect to the acquisition of Purolator). The following discussion of the Company's historical results of operations has been adjusted to reflect the Company's new business segment structure.

  In fiscal 1994, Mark IV acquired PTI, a manufacturer of power transmission products based in Italy with manufacturing and distribution centers in five other countries in Western Europe and in the United States, for a purchase price comprised of $65,000,000 in cash and the assumption of PTI bank indebtedness in the amount of $50,000,000. The results of operations of the Company for the six month period ended August 31, 1993 and for fiscal 1994 include the results of PTI from its June 2, 1993 acquisition date. In addition, in fiscal 1994, Mark IV announced the discontinuance of its non-core businesses and completed the sale of certain of those businesses for approximately $35,000,000 in cash. The Company's results of operations for fiscal 1992 and 1993 have been restated to exclude the results of the discontinued businesses and to recognize the effects of the Company's retroactive adoption of SFAS No. 109, Accounting for Income Taxes.

RESULTS OF OPERATIONS

 Six Months Ended August 31, 1994, compared to Six Months Ended August 31,
1993.

  Net sales for the six month period ended August 31, 1994 increased approximately $116,500,000 (19.0%) over the six month period ended August 31, 1993. If the sales of PTI in the three month period ended May 31, 1993 had been included in the results for the six month period ended August 31, 1993, sales in the current six month period would have been approximately $74,000,000 (11.0%) greater than pro forma results for the prior fiscal year. Sales in the Company's Professional Audio business segment in the current six month period were comparable to the sales level for the prior year's six month period.

  The cost of products sold as a percentage of consolidated net sales remained consistent at approximately 65.0% for the six month period ended August 31, 1994 as compared to the six month period ended August 31, 1993. Selling and administration costs as a percentage of consolidated net sales were approximately 18.0% for the six month periods ended August 31, 1994 and 1993.

  Research and development costs for the six month period ended August 31, 1994 were substantially the same as for the six month period ended August 31, 1993. As a percentage of consolidated net sales, these expenses remained consistent at approximately 2.0% in each period. This consistent level of investment reflects the Company's continuing emphasis on new product development.

  For the six month period ended August 31, 1994, depreciation and amortization expense increased by $3,400,000 (17.0%) as compared to the six month period ended August 31, 1993. This increase was primarily due to the PTI acquisition which occurred in the second quarter of fiscal 1994. The increase was also due to the amortization of restricted stock grants and the increase in depreciation resulting from fixed asset additions, both of which were made in the second half of fiscal 1994.

  Interest expense for the six month period ended August 31, 1994 increased by approximately $400,000 (2.0%) as compared to the six month period ended August 31, 1993. This increase was due to increased interest expense related to the PTI acquisition, offset somewhat by the benefits of reduced debt levels and a slightly lower weighted average interest rate resulting from decreases in the interest rates on foreign debt, which decreases were offset somewhat by higher interest rates on United States debt.

  The Company's provision for income taxes as a percentage of pre-tax accounting income for the six month period ended August 31, 1994 increased as compared to the comparable period last year, primarily as a result of increased income in foreign locations with higher statutory tax rates than in the United States.

  As a result of all of the above, the Company's income before special items for the six month period ended August 31, 1994 increased $7,100,000 (27.0%) over the comparable period last year.

  As a result of debt extinguishment in the first quarter of fiscal 1994, the Company incurred extraordinary losses, net of related tax benefits, of $21,700,000. Additionally, the Company's adoption of SFAS No. 106 in the first quarter of fiscal 1994 resulted in the recognition of a net of tax charge of $26,000,000 which was recorded as a cumulative effect of a change in accounting principle. The two special charges resulted in a net loss of $21,000,000 in the six month period ended August 31, 1993 in comparison to net income of $33,800,000 earned in the six month period ended August 31, 1994.

 Three Years Ended February 28, 1994

  The following table sets forth the Company's net sales and operating income by business segment (as recently reclassified but without giving pro forma effect to the acquisition of Purolator) for each of the fiscal years presented:

                                                (DOLLARS IN THOUSANDS)
                                                                                      PERCENT
                                1992                1993                1994          CHANGE
                         ------------------- ------------------- ------------------- -----------
                                                                                     1993   1994
                                    PERCENT             PERCENT             PERCENT  VS.    VS.
                           AMOUNT   OF SALES   AMOUNT   OF SALES   AMOUNT   OF SALES 1992   1993
                         ---------- -------- ---------- -------- ---------- -------- ----   ----
NET SALES
  Power and Fluid
   Transfer............. $  835,100   83.2%  $  908,900   83.7%  $1,070,700   86.1%   8.8 % 17.8 %
  Professional Audio....    169,200   16.8      176,800   16.3      173,500   13.9    4.5   (1.9)
                         ----------  -----   ----------  -----   ----------  -----
    Total............... $1,004,300  100.0%  $1,085,700  100.0%  $1,244,200  100.0%   8.1   14.6
                         ==========  =====   ==========  =====   ==========  =====
OPERATING INCOME(1)
  Power and Fluid
   Transfer............. $   94,100   11.3%  $  104,100   11.5%  $  124,800   11.7%  10.6 % 19.9 %
  Professional Audio....     23,900   14.1       22,000   12.4       21,900   12.6   (7.9)  (0.5)
                         ----------          ----------          ----------
    Total............... $  118,000   11.7   $  126,100   11.6   $  146,700   11.8    6.9   16.3
                         ==========          ==========          ==========

- --------
(1) Operating income represents income before interest expense, corporate expenses, securities transactions and taxes.

  The $161,800,000 increase in Power and Fluid Transfer sales in fiscal 1994 was the result of internal growth of approximately $54,100,000 (6.0%), and the inclusion of the operations of PTI. Excluding PTI and the negative effect of foreign currency movements, the internal growth was approximately $74,800,000 (8.2%), with $45,700,000 (5.0%) of such growth generated from the segment's operations in the United States and the balance from its foreign based operations. The sales growth in fiscal 1994 was primarily attributable to growth of the general industrial, automotive aftermarket and automotive OEM markets of the Company's Power and Fluid Transfer business segment. In fiscal 1993, the $73,800,000 (8.8%) increase in sales over fiscal 1992 resulted from a combination of increased unit sales in the general industrial, automotive aftermarket and automotive OEM markets and the inclusion of the results of operations for the full fiscal year, of a business acquired in the second half of fiscal 1992. The effects of foreign currency movements in fiscal 1993 were not significant in comparison to the amounts reported for fiscal 1992.

  Sales in the Professional Audio business segment in fiscal 1994 declined slightly from sales in fiscal 1993, with a modest increase in United States sales being more than offset by a decline in the segment's foreign operations. The $7,600,000 increase in the Professional Audio business segment's fiscal 1993 sales over fiscal 1992 was equally split between its domestic and foreign operations.

  The cost of products sold as a percentage of consolidated net sales was 64.6%, 64.4%, and 64.0% in fiscal 1994, 1993, and 1992, respectively. This consistent level of costs reflects the positive effects of the Company's cost control programs, which have helped to substantially offset the negative pressures on margins experienced in both of the Company's business segments. The slightly higher costs in fiscal 1994 were also caused by the development delays discussed above, as well as the economic weaknesses experienced in the Company's European markets.

  Selling and administration costs as a percentage of consolidated net sales were 19.0%, 19.8%, and 20.0% in fiscal 1994, 1993, and 1992, respectively. The reduction of such costs in fiscal 1994 was primarily the result of operating synergies achieved from the combination of PTI with the previously existing European operations of the Power and Fluid Transfer business segment. The relatively consistent level of costs indicates that the Company's continued emphasis on cost control has been successful in substantially offsetting the impact of inflation on such costs.

  Research and development costs increased by $4,800,000 (18.4%) in fiscal 1994 over fiscal 1993, which in turn increased by $1,200,000 (4.8%) over fiscal 1992. The increase in fiscal 1994 was primarily caused by the PTI acquisition. As a percentage of consolidated net sales, such costs were approximately 2.5% in each of fiscal 1994, 1993 and 1992. This consistent level of investment reflects the Company's continuing emphasis on new product development.

  Depreciation and amortization expense increased by $9,600,000 (29.9%) in fiscal 1994 over fiscal 1993, which in turn increased by $3,800,000 (13.4%) over fiscal 1992. The increase in fiscal 1994 was primarily attributable to the PTI acquisition. The fiscal 1994 amount also includes $800,000 related to restricted stock grants made in fiscal 1994. The remaining increases were primarily the result of increased capital equipment expenditures.

  In spite of the increased interest cost resulting from the PTI acquisition, interest expense from continuing operations in fiscal 1994 decreased $1,500,000 (2.9%) from the amount incurred in fiscal 1993, which in turn decreased $13,100,000 (20.3%) from fiscal 1992. The reduction in fiscal 1994 was primarily the result of the Company's repurchase and "in-substance defeasance" of its 13 3/8% Subordinated Debentures due 2007 (the "Subordinated Debentures") at the beginning of the fiscal year, which was refinanced with the net proceeds from the issuance of the Company's 8 3/4% Senior Subordinated Notes due April 1, 2003 (the "Senior Notes"). The reduction in fiscal 1993 was accomplished primarily as a result of the Company's debt reduction program in fiscal 1993 and 1992, which substantially reduced the outstanding amounts of high interest rate debt. The

Company's improved financial position at the end of fiscal 1992, as well as the overall reduction in the economic interest rate as compared to fiscal 1992, also contributed to lower interest costs in fiscal 1993. The interest expense amounts reported for continuing operations also reflect the allocation of $2,200,000, $5,000,000, and $6,400,000 to discontinued operations in fiscal 1994, 1993, and 1992, respectively, since the proceeds from the disposal of these businesses have been utilized to reduce indebtedness, and therefore related interest expense as well.

  The loss on securities transactions in fiscal 1992 reflects costs of $2,100,000 related to the Company's conversion of its 7% Convertible Subordinated Debentures due 2011, as well as the net effects of the Company's sale of certain other investments and idle assets.

  The Company's provision for income tax as a percentage of pre-tax accounting income was approximately 37.5%, 37.0%, and 35.4% in fiscal 1994, 1993, and 1992, respectively. The higher rates in fiscal 1994 and 1993 were primarily the result of increased income in foreign locations with higher statutory tax rates than in the United States. The effective tax rate in fiscal 1994 was not quite as high as previously anticipated, due primarily to certain one-time tax credits. However, the rate is expected to increase in fiscal 1995 as a result of increased foreign income as a percentage of total consolidated income.

  As a result of all of the above, the Company's income from continuing operations in fiscal 1994 increased $12,000,000 (30.7%) over fiscal 1993. In turn, fiscal 1993 income from continuing operations increased $12,300,000 (45.9%) over fiscal 1992, most notably by the reduction in interest expense over fiscal 1992.

  As a result of the debt extinguishment referred to above, the Company incurred extraordinary losses, net of related tax benefits, of $21,700,000, $3,700,000 and $4,500,000 in fiscal 1994, 1993, and 1992, respectively.
Additionally, the Company's adoption of SFAS No. 106 in fiscal 1994 resulted in the recognition of a net of tax charge of $26,000,000 as the cumulative effect of the accounting change in fiscal 1994. The above extraordinary items and one-time charge resulted in significantly reduced net income of $3,400,000 in fiscal 1994 in comparison to the $39,000,000 earned in fiscal 1993. Since the discontinued operations and extraordinary charges were comparable in fiscal 1993 and 1992, the net income reported in those years is consistent with the reported income from continuing operations discussed above.

LIQUIDITY AND CAPITAL RESOURCES

  In early fiscal 1992, management stated its intention to significantly reduce long-term debt levels by the application of cash generated through earnings, reductions in working capital requirements, and the sale of non-core businesses and non-operating assets. At the end of fiscal 1993, long-term debt had been reduced by approximately $220,500,000 (31.0%) from $717,600,000 at February 28, 1991 to $497,100,000 at February 28, 1993. The reduction brought the Company's level of long-term debt as a percentage of total capitalization from 80.8% at February 28, 1991 to 59.0% at February 28, 1993.

  In May 1993, the Company entered into a revolving credit agreement ("Multi-Currency Agreement") providing for a five-year multi-currency revolving credit facility with a group of financial institutions in the United States and Europe. The Multi-Currency Agreement provides for a revolving loan commitment for the first two years in an amount equivalent to $100,000,000. The commitment declines by $12,500,000 at each of six semi-annual dates beginning in June 1995, with the remaining $25,000,000 of the revolving loan commitment expiring in May 1998. Interest rates on borrowings under the Multi-Currency Agreement are subject to change based on a specified pricing grid which increases from the London Interbank Offered Rate ("LIBOR") plus 0.625% per annum to LIBOR plus 1.375% per annum based on the Company's senior debt rating (as defined in the Multi-Currency Agreement). The Company is currently paying interest at LIBOR plus 1.25% on borrowings under the Multi-Currency Agreement. The Multi-Currency Agreement also contains certain affirmative and negative covenants customary in an agreement of this nature.

  In July 1993, the Company entered into a credit agreement providing for a $300,000,000 five-year revolving credit facility (the "1993 Facility") with a group of financial institutions. A portion of the 1993 Facility was used to repay amounts outstanding under the Company's revolving credit facility dated June 19, 1990, which was then canceled. Borrowings under the 1993 Facility bore interest based on a pricing grid of either prime per annum or, under a LIBOR option, LIBOR plus 0.375% per annum to LIBOR plus 1.375% per annum on the Company's senior unsecured long-term debt ratings (as defined in the 1993 Facility). The 1993 Facility was replaced by the 1994 Credit Agreement discussed below.

  In fiscal 1994, the Company announced the discontinuance of its non-core businesses and completed the sale of certain of those businesses for cash proceeds of approximately $35,000,000. In June 1993, the Company completed its acquisition of PTI for a cash purchase price in the amount of $65,000,000 and the assumption of PTI bank indebtedness in the amount of $50,000,000. Financing for the PTI acquisition was provided under the 1993 Facility and the Multi-Currency Agreement, as well as the proceeds from the sale of the discontinued businesses.

  Net cash provided by earnings was approximately $52,000,000 for the six month period ended August 31, 1994, an increase of approximately $10,800,000 (26.0%) over the six month period ended August 31, 1993. Net cash provided by earnings was $91,200,000 in fiscal 1994, a 46.0% increase over the $62,600,000 provided by earnings in fiscal 1993. At August 31, 1994, the Company had working capital of approximately $310,300,000, a decrease of approximately $2,500,000 (1.0%) from February 28, 1994. At August 31, 1994, the Company had borrowing availability under its primary credit agreements of $226,800,000 and additional availability under its various domestic and foreign demand lines of credit of approximately $69,800,000. Long-term debt at August 31, 1994 decreased approximately $16,100,000 from $567,200,000 at February 28, 1994 to
$551,100,000 at August 31, 1994. As a result, the Company's long-term debt as a percentage of total capitalization decreased slightly from 62.1% at February 28, 1994 to 59.0% at August 31, 1994. If the entire $114,200,000 aggregate principal outstanding under the Convertible Debentures at February 28, 1994 (which are first callable by the Company in February 1995) had been converted into shares of Common Stock, long-term debt as a percentage of total capitalization would have been approximately 49.6% at such date. Management believes that cash generated from operations should be sufficient to support the Company's working capital requirements and anticipated capital expenditures for the foreseeable future.

  In November 1994, the Company entered into the $650 million 1994 Credit Agreement with a syndicate of banks and other financial institutions, which provides for (i) a five-year term loan in the principal amount of approximately $300 million used to finance the acquisition of Purolator and to repay certain existing Purolator debt, and (ii) a five-year revolving credit facility in an amount of up to $350 million for refinancing the Company's 1993 Facility and certain existing Purolator debt and for working capital and other general corporate purposes. Indebtedness outstanding under the revolving credit facility is being repaid with the net proceeds of the Offering. Under the terms of the 1994 Credit Agreement, the amount of net proceeds of the Offering used to repay outstanding indebtedness under the revolving credit facility may be reborrowed by the Company. See "Use of Proceeds." The loans outstanding under the 1994 Credit Agreement bear interest, at the Company's option, at (i) the reference rate of the agent acting on behalf of the financial institutions, or
(ii) under a LIBOR option with borrowing spreads of LIBOR plus 0.55% to LIBOR plus 1.00% depending on the Company's consolidated leverage ratio (as defined in the 1994 Credit Agreement). The Company is currently paying interest on the loan at LIBOR plus 1.00% per annum. The 1994 Credit Agreement contains certain affirmative and negative covenants customary for this type of agreement and is guaranteed by all of the Company's significant domestic subsidiaries. All of such guarantees are collateralized by first priority pledges of all outstanding capital stock of each guarantor subsidiary.

IMPACT OF INFLATION

  Generally, the Company has been able to pass on inflation-related cost increases; consequently, inflation has had no material impact on income from operations.

                                    BUSINESS

  Mark IV is a diversified manufacturer of a broad range of proprietary and other power and fluid transfer products and systems which serve four markets: general industrial; automotive aftermarket; automotive OEMs; and infrastructure. Power and fluid transfer products and systems accounted for 90.0% of Mark IV's net sales in fiscal 1994 after giving pro forma effect to the Company's recent acquisition of Purolator. Mark IV is also a leading manufacturer of professional audio products.

  Many of Mark IV's products have a significant, and in certain instances the leading, share of their respective markets. Products manufactured by Mark IV principally serve specialized needs in markets in which relatively few manufacturers compete. These products are primarily sold directly, and through independent distributors, to other manufacturers and commercial users in the United States and Europe and, to a lesser extent, in Canada, Latin America and the Far East. Mark IV operates 72 manufacturing facilities and 52 distribution and sales locations and employs approximately 16,500 people in eighteen countries.

  Mark IV's business strategy is focused on building its power and fluid transfer business through internal growth, continuation of cost control and quality improvement programs, and selective strategic domestic and foreign acquisitions. The Company's operating strategy emphasizes management for continuous improvement, establishing co-operative programs with customers to engineer, design and develop higher value added systems in addition to individual products, and the introduction of new, more cost effective and durable products.

  In furtherance of these strategies, over the past five years Mark IV has: (i) emphasized continuous product development, with over 50.0% of its current sales worldwide arising from the introduction of new products or products which have been redesigned; (ii) significantly expanded its presence in Western Europe through its June 1993 acquisition of PTI, a leading Italian-based manufacturer of power transmission products; (iii) substantially increased its domestic production capacity and strengthened its market position in the power steering and garden hose markets through its fiscal 1991 acquisition of Anchor Swan, a leading manufacturer of these and other products; (iv) established distribution centers to serve markets in Central and South America and the Pacific Rim, and acquired manufacturing and distribution facilities in Mexico; and (v) implemented cost savings and efficiency programs in its Power and Fluid Transfer business segment which have contributed to the improvement of the segment's operating income margins from 7.0% in fiscal 1989 to 11.7% in fiscal 1994. Mark IV believes that, having established an efficient global manufacturing and distribution network, it is well positioned to benefit from a continuation of strength in its domestic markets and the increasing strength in its European and other foreign markets.

ACQUISITION OF PUROLATOR PRODUCTS COMPANY

  As part of the Company's strategic emphasis on its power and fluid transfer business, in November 1994 Mark IV acquired Purolator which is a leading manufacturer of filtration products, including automotive oil, air and fuel filters; residential and commercial HVAC filters; high-technology liquid filtration products; and specialized industrial filters and filtration systems. The total cost of the acquisition was $286.3 million. Purolator's filtration business complements the Company's fluid transfer products since many of Purolator's products serve customers in the same markets as the Company's other power and fluid transfer products, such as certain industrial markets, the automotive aftermarket and, to a much lesser extent, the automotive OEM market. In addition, filters are generally an integral part of most power and fluid transfer systems produced by the Company. Accordingly, management believes that, as a result of the acquisition of Purolator, the Company is better positioned to provide a broader range of products to customers in these markets. In particular, the acquisition of Purolator will strengthen Mark IV's presence in the automotive aftermarket since 61.5% of Purolator's $435.8 million of sales in 1993 were made to customers in this market. Mark IV also believes that its extensive domestic and European sales and distribution network will provide opportunities for increased sales of Purolator's products. It is also anticipated that significant cost savings will result from the combined distribution of fluid transfer and filtration products to customers and the consolidation of Purolator's corporate functions.

  The acquisition of Purolator was made pursuant to a merger agreement dated as of October 3, 1994 with Purolator which had been negotiated following a due diligence review in September 1994 of financial and other information and documents furnished by Purolator, discussions of business prospects with Purolator's senior management and visits to certain Purolator plant facilities. The funds used to finance the acquisition of Purolator were provided from borrowings under the Company's 1994 Credit Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

SEGMENT INFORMATION

  Prior to the acquisition of Purolator in November 1994, the Company classified its operations into three business segments: Power and Fluid Transfer; Transportation; and Professional Audio. See Note 15 to the Company's audited Consolidated Financial Statements included elsewhere herein for financial information, including sales, operating income and assets, for each of these segments for the Company's 1992, 1993 and 1994 fiscal years.

  Following the acquisition of Purolator, management reviewed its existing businesses and determined that its Transportation business segment should be combined with the Power and Fluid Transfer business segment in view of the similarity in markets and customers served. Management also believes that the revised classification will enable the Company to benefit from a global organizational structure and the coordination of distribution activities. As a result, the Company now classifies its operations into the following two business segments:

    (i) POWER AND FLUID TRANSFER, which includes the design, manufacture and distribution of products and systems primarily in the general industrial market, the automotive aftermarket, the OEM market and the infrastructure market, including the following: industrial belts, hose and fittings, garden hose, vapor recovery hose and systems and other environmental products and systems, agricultural belts and hose assemblies, and a wide variety of filters and filtration systems for jet fuel, marine, commercial and industrial markets; belts, hose, couplings, oil, air and fuel filters, accessory drive systems and fluid transfer assemblies for the automotive aftermarket and OEMs; power transfer mechanisms for door control systems and complete door control systems used in mass transit vehicles, information displays used in fluid flow control applications, advanced traffic control and management systems, and automatic (intelligent) vehicle identification systems for toll collection and traffic control. Purolator's products serve the Power and Fluid Transfer business segment's general industrial market, automotive aftermarket and, to a much lesser extent, the automotive OEM market.

    (ii) PROFESSIONAL AUDIO, which includes the design and manufacture of products and systems used primarily in the high-performance professional audio market, such as professional performance microphones, speakers, mixers and amplifiers; high-fidelity public address and musical instrument loudspeaker systems; and audio signal processors, sound reinforcement equipment, and sound enhancement and noise canceling equipment.

  The following table sets forth, on an unaudited historical basis, the sales and operating income for the Company's two business segments for each of the last three fiscal years of the Company, after giving pro forma effect to the acquisition of Purolator as if it had occurred at March 1, 1991, the beginning of the Company's 1992 fiscal year.

                                           (DOLLARS IN THOUSANDS)
                                1992                1993                1994
                         ------------------- ------------------- -------------------
                                    PERCENT             PERCENT             PERCENT
                           AMOUNT   OF SALES   AMOUNT   OF SALES   AMOUNT   OF SALES
                         ---------- -------- ---------- -------- ---------- --------
NET SALES:
 Power and Fluid
  Transfer.............. $1,236,800   88.0%  $1,326,800   88.0%  $1,506,500   90.0%
 Professional Audio.....    169,200   12.0      176,800   12.0      173,500   10.0
                         ----------  -----   ----------  -----   ----------  -----
  Total................. $1,406,000  100.0%  $1,503,600  100.0%  $1,680,000  100.0%
                         ==========  =====   ==========  =====   ==========  =====
OPERATING INCOME(1):
 Power and Fluid
  Transfer.............. $  116,000    9.4%  $  133,900   10.1%  $  157,800   10.5%
 Professional Audio.....     23,900   14.1       22,000   12.4       21,900   12.6
                         ----------          ----------          ----------
  Total................. $  139,900   10.0   $  155,900   10.4   $  179,700   10.7
                         ==========          ==========          ==========

- --------
(1) Operating income represents income from continuing operations before interest expense, corporate and non-recurring expenses, securities transactions and taxes.

  The following table sets forth on a historical basis for fiscal 1994, after giving pro forma effect to the acquisition of Purolator as if it had occurred on March 1, 1993, the percent of total revenue of the Company provided by each of the four markets served by the Company's Power and Fluid Transfer business segment.

MARKET                                                  PERCENT OF TOTAL REVENUE
- ------                                                  ------------------------
General Industrial.....................................           31.0%
Automotive Aftermarket.................................           28.0
Automotive OEM.........................................           18.0
Infrastructure.........................................           13.0
                                                                  ----
   Total...............................................           90.0%
                                                                  ====

POWER AND FLUID TRANSFER

  Mark IV entered the power and fluid transfer business through the acquisition in fiscal 1989 of Armtek Corporation, of which Dayco Products, Inc. ("Dayco") was a principal component. Dayco produces a wide variety of industrial hoses, belts and fittings and hoses and belts for the automotive aftermarket and OEMs. In fiscal 1991, Mark IV acquired Anchor Swan, a domestic manufacturer and distributor of garden hoses, general purpose air, water and agricultural hoses and many other products also manufactured by Dayco. Anchor Swan also manufactures various automotive OEM products, including power steering and fuel and coolant hose and assemblies. The acquisition of Anchor Swan supplemented Dayco's broad range of belt and hose products by adding needed hose manufacturing capacity. The acquisition also enhanced Dayco's leading position in garden hose and automotive OEM hose and belt systems and assemblies.

  The Power and Fluid Transfer business segment expanded into Europe with the Company's acquisitions during fiscal 1992 of System Stecko Limited, a United Kingdom-based manufacturer of hose couplings used primarily for high pressure industrial applications, and Tecaflex International S.p.A. ("Tecaflex"), an Italian manufacturer primarily of hoses for automotive applications. Mark IV's acquisition in June 1993 of PTI, the power transmission business of Pirelli S.p.A., significantly expanded the Company's presence in Europe, by adding highly automated manufacturing capacity and research and development centers in Europe, as well as experienced management, a strong market presence, brand name recognition and a leading position in timing belts in that region. In North America, the addition of PTI enhanced Dayco's domestic timing belt product line.

  The acquisition in November 1994 of Purolator represents a further significant expansion of the Power and Fluid Transfer business segment. Purolator's business is separately described below under "--Purolator Products Company."

 General Industrial

  Dayco is a leader in the market for industrial belts and hoses used in petroleum, lumber, home appliance, diesel engine, longwall mining, agricultural equipment, marine engine, snowmobile, lawn and garden and floor care applications and industries. Dayco also supplies the gasoline dispensing market with the majority of the market's requirements for vapor recovery hose, which return gasoline fumes released at gas pumps when filling automobiles from underground storage tanks, and has introduced to this market several products designed for performance in extreme conditions.

  Management believes that increased environmental awareness and growing regulation in the United States and Europe mandating use of vapor recovery hose is likely to increase demand for gasoline dispensing products. The Company believes that its established market presence and its continuous introduction of new products such as vapor recovery hose capable of chemically withstanding new gasoline additives, should enable it to take advantage of increased demand for these products.

  Dayco also supplies the inner fuel hose used in underground, double-wall, flexible fuel delivery systems. This product is designed to reduce the risks of contamination through leaks in underground storage and delivery systems, and permits repairs to be made from above ground. Management believes this fuel hose product has significant growth opportunities.

  The acquisition of Anchor Swan added advanced thermoplastic hose technology and coupled hose capability to the Dayco product lines and provided the Company with additional hose manufacturing capacity, reduced its need for further capital investment in Dayco which would otherwise have been required over the next few years and produced economies of scale in rubber mixing. System Stecko has helped to position Dayco's hydraulic hose assemblies, filters, adaptors and valves in the mining business worldwide. The creation of a hose assembly testing facility in Sydney, Australia serves the Australian longwall mining market and other Pacific Rim countries, and complements Dayco's ability to supply longwall mining hose, couplings, filters and systems worldwide. The acquisition of PTI added a full line of high-torque synchronous belts and sprockets for the industrial OEM and replacement markets. These belts are used in situations where timing is critical, such as on large conveyor systems or copy machines, or to prevent slippage of the belt in a drive system, such as on a motorcycle or a large-scale industrial fan. The addition of Purolator will increase the Company's ability to provide more complete systems, such as filter, hose and couplings, for airport, marine, petroleum and mining applications worldwide.

  The Company's products in the general industrial market are used in a wide range of products and industries, and no one product or industry is dominant. In addition, the customer base for these products is large and diverse. Except with respect to new products serving specialized needs or emerging market trends, revenue growth in this market is typically based upon the economies of countries where the Company's products are distributed.

 Automotive Aftermarket

  Dayco is a leading supplier in the automotive aftermarket in every aspect of hose and hose assemblies, including coolant hose, power steering hose, fuel hose, transmission cooler hose, V-belts, poly-rib belts and timing belts. Dayco also produces a variety of belts, fans, tensioners, couplings and pulleys. The products in the automotive aftermarket are sold to automotive warehouse distributors, oil companies, retail and auto parts chains, mass merchandisers, farm and fleet stores, and hardware distributors.

  The Company believes that growth in the automotive aftermarket can be achieved by increasing the range of products offered and through streamlining distribution channels. As part of this strategy, Mark IV recently acquired Purolator with sales of automotive oil, air and fuel filters in the automotive aftermarket of $268.0 million in 1993 (approximately 61.5% of Purolator's total sales). See "--Purolator Products Company." In furtherance of this strategy, Dayco has also introduced new products, such as new heater hose assemblies, into the automotive aftermarket which were initially developed for its automotive OEM customers. In addition to offering a broader variety of products, the Company is focused on bringing its existing products to new geographical markets, such as Europe, Latin America, South America, Asia and the Pacific Rim.

  Growth in the automotive aftermarket is primarily driven by the number and age of vehicles on the road. The average age of light vehicles on the road has increased from 5.8 years in 1970 to 8.2 years in 1993, and total mileage driven has increased annually along with the number of vehicles in service, resulting in continued growth opportunities for the Company's automotive aftermarket products. There is also a trend in the automotive aftermarket for customers in the traditional distribution channels to consolidate their suppliers. As a leading manufacturer of a broad range of products which meet OEM specifications, together with brand name recognition and established distribution channels, the Company believes that the addition of Purolator products to its product offerings will enable it to benefit from the long-term trends of the business.

  Within the domestic market which currently represents the majority of the Company's automotive aftermarket sales, no one product or customer is dominant. With respect to the Company's European operations, the majority of aftermarket products are distributed by the major automotive manufacturers as part of the service to customers at the dealerships. Sales efforts are therefore primarily focused on relationships with the European OEMs.

 Automotive OEM

  Dayco is a leading supplier in the automotive OEM market. Dayco supplies belts, hoses and tensioners to the three major United States auto manufacturers, and has captured a significant share of the belt and fuel line assemblies market in Europe, with a growing position in tensioners in this region.

  Management believes that there are opportunities for growth in the supply of belts, hoses, hose assemblies and synchronous accessory drive systems to foreign auto manufacturers and transplants (foreign firms' manufacturing facilities in the United States). Dayco is currently selling products to, or has active product development programs with, most of the leading foreign-based OEMs with transplants. Dayco is also concentrating on the development of environmentally safe products that will reduce noise levels, meet lower fuel permeability requirements and function with alternative fuels and coolants.

  The acquisitions of Tecaflex and PTI provided the Company with a European-based, full-scale automotive OEM business that makes it the market leader in timing belts and fuel systems in Europe. In response to an increased preference in Europe for power steering and air conditioning, European automobile producers are increasing the number of new vehicles which include these systems. Management believes this trend presents opportunities for Dayco's belt, hose and hose assembly business, which manufactures products used in air conditioning and power steering systems. Fewer than half of the new vehicles currently produced in Europe have air conditioning and power steering as compared to over 90.0% of new vehicles produced in the United States. The number of European manufactured vehicles with these features is growing at a faster rate than the overall market.

  Over the past five years, the Company has established itself as one of the leading domestic and European suppliers of its products and systems to the major car manufacturers. As part of its strategy to increase revenues, the direction has been to focus on systems, such as synchronous and accessory drive, power steering, air conditioning and fuel, which are developed and designed in conjunction with the OEM customers. As a result, revenue per vehicle has been increasing. In addition, the Company's product lines are positioned to benefit from the trend in the European market to add air conditioning and power steering systems for an increasing percentage of new vehicles manufactured.

  Management believes that the Company's automotive OEM revenues will continue to increase at a rate faster than new vehicle unit sales in the United States and Europe based on: (i) its previous history of delivering higher quality products to its customers; (ii) its continued emphasis on providing systems rather than individual parts; and (iii) its continued efforts to develop cooperative engineering programs with its customers.

 Infrastructure

  Mark IV is a leading supplier in North America of door systems, electronic controls and passenger information systems for buses and trains. In addition, Mark IV has developed new products and market strategies for automatic vehicle identification used in electronic toll collection and advanced traffic management systems. Mark IV has recently been selected by the Inter-Agency Group ("IAG") to provide equipment for electronic toll collection systems on toll roads in New York, New Jersey and Pennsylvania. The IAG is a group of seven agencies that manage the toll roads, bridges and tunnels in all three states. Separate contracts will be signed for each agency and, to date, three contracts have been executed. The Company's technology has also been selected by the Ontario, Canada government to supply electronic toll collection equipment for the new Route 407 in Toronto. Revenue under these contracts will be generated over the next three to five years.

  Mark IV began to serve infrastructure markets in 1986 through the acquisition of Gulton Industries, Inc. ("Gulton") which, through its Luminator division, manufactures electronic information display systems for many transit applications. Mark IV enhanced its international presence in the mass transit and traffic control business through several strategic acquisitions which expanded the Company's product lines in this market. In fiscal 1991, the Company acquired a Canadian-based manufacturer of electromagnetic display devices for use in destination signs, gasoline pumps and other information displays. In fiscal 1991, the Company acquired a manufacturer of door systems and certain electrical controls for buses and rail cars, with operations in both Canada and the United States. In fiscal 1993, Mark IV acquired a French company which supplies passenger information, display and automatic bus location systems to the European market. One of these acquired companies supplies its advanced door systems to the London Underground Rail transit system, one of the world's largest subway systems.

  Management believes that growth in the infrastructure market is derived from three primary sources: (i) repair and replacement of mass transit systems as part of normal maintenance programs; (ii) installation of new systems in mass transit systems and new road construction as a result of budgeted expenditures pursuant to the Intermodel Surface Transportation Efficiency Act; and (iii) development of new technologies such as the automated vehicle identification system.

PROFESSIONAL AUDIO

  Mark IV entered the professional audio business in 1986 through its acquisition of Gulton, which had two subsidiaries engaged in the audio business: Electro-Voice, Incorporated and Altec Lansing Corporation. Since that time, Mark IV has made four additional acquisitions of companies engaged in the manufacture of audio equipment for commercial and professional use, thereby giving this segment a manufacturing and distribution presence in many parts of the world. The Professional Audio business segment ("Mark IV

Audio") accounted for 10.0% of the Company's net sales and 12.2% of the Company's operating income (before corporate expense) in fiscal 1994, on a pro forma basis giving effect to the acquisition of Purolator.

  Mark IV Audio produces a comprehensive line of high-quality products available to the professional audio market, including recording studio equipment, systems for live performance, and permanently installed, engineered sound systems. These products include microphones, mixing consoles, signal processors, amplifiers and loudspeakers, as well as a number of accessory items.

  Mark IV Audio holds a large share of the worldwide market for fixed installations of engineered sound systems under its Electro-Voice, Altec Lansing and Dynacord product lines. Combined, these lines represent over half of the engineered sound systems in the developed countries of the world. Mark IV Audio accounts for a leading share of the wired dynamic and high-end wireless microphones employed in the broadcast and production segments of the professional audio market, with products under the Vega and Electro-Voice brand names, as well as signal processing products under the Klark-Teknik brand name. Mark IV Audio is a leading supplier of high-speed tape cassette duplication equipment under its Gauss brand name and mixers under the DDA and Midas brand names. In addition, Mark IV Audio has developed numerous digital audio signal processing (DSP) applications under its Dynacord and Klark-Teknik brand names.

  Mark IV Audio, under the Dynacord and University Sound brand names, serves the commercial sound segment of the professional audio market, providing products for fixed installations with typically less demanding performance requirements than those of engineered sound systems. Common applications are factory paging systems, background music and life safety alarm systems. The concert sound segment, which consists of microphones, speaker systems, signal processing and mixing consoles used in touring sound systems for live performances, is served by Mark IV's Electro-Voice, Klark-Teknik, Midas and Vega product lines. Management believes Mark IV Audio is well positioned in the theater, broadcast and recording markets.

  Management believes that new products are important to the Mark IV Audio business. As a result, Mark IV Audio was recently reorganized so that general administration, research and development and manufacturing have been centralized in order to enhance the rate of technological innovation and reduce the lead-time on new product development. As part of the reorganization, marketing, sales and business development have been decentralized into three global regions in order to meet product and pricing demands in these regions.

PUROLATOR PRODUCTS COMPANY

  Purolator's products serve the general industrial market, automotive aftermarket and, to a much lesser extent, the automotive OEM market of the Company's Power and Fluid Transfer business segment as discussed in the foregoing descriptions of those markets. See "--Power and Fluid Transfer." Set forth below is a more detailed description of Purolator's historical business operations.

  The following table sets forth, on an unaudited historical basis, sales of Purolator's products in the automotive aftermarket, industrial and automotive OEM markets and operating income for the years ended December 31, 1991, 1992 and 1993.

                                1991              1992              1993
                          ----------------- ----------------- -----------------
                                   PERCENT           PERCENT           PERCENT
                           AMOUNT  OF SALES  AMOUNT  OF SALES  AMOUNT  OF SALES
                          -------- -------- -------- -------- -------- --------
                                         (DOLLARS IN THOUSANDS)
Sales:
  Automotive Aftermarket. $232,900   58.0%  $246,800   59.0%  $268,000   61.5%
  Industrial and Non-
   Filtration............  140,400   35.0    141,600   33.9    141,300   32.4
  Automotive OEMs........   28,400    7.0     29,500    7.1     26,500    6.1
                          --------  ------  --------  ------  --------  ------
    Total Sales.......... $401,700  100.0%  $417,900  100.0%  $435,800  100.0%
                          ========  ======  ========  ======  ========  ======
Operating Income, before
 corporate expenses and
 non-recurring charges... $ 22,900    5.7%  $ 30,800    7.4%  $ 34,000    7.8%
                          ========  ======  ========  ======  ========  ======

  Purolator is a leading manufacturer of automotive oil, air and fuel filters which are used primarily for automobiles and light-duty trucks, and, to a lesser extent, for heavy-duty trucks, off-road equipment, and marine and farm equipment. Its complete line of automotive filters includes oil, air and fuel filters for virtually all automobiles and light-duty trucks currently operated in North America, including those currently manufactured by North American, Japanese and European OEMs. In 1993, sales of Purolator's automotive oil, air and fuel filters in the automotive aftermarket comprised 61.5% of Purolator's total sales. In the OEM market, Purolator supplies automotive filters to Ford, Chrysler, Mazda and Renault.

  Purolator owns a 39.3% equity interest in Purolator India Limited, a New Delhi-based manufacturer of automotive air and oil filtration products which supplies the Indian aftermarket and OEM market and exports products to Southeast Asia, Europe and the United States. Purolator also has licensing arrangements with various international distributors throughout the world. In 1989, Purolator formed the Purodenso manufacturing joint venture with a unit of Nippondenso of Japan (with each joint venturer owning a 50% interest). Purodenso supplies highly specialized automotive filters and injection molded filter housings for distribution to domestic OEMs, United States manufacturing plants of Japanese OEMs and, to a lesser extent, in the automotive aftermarket.

  Purolator's air filtration products are used to improve indoor air quality and protect equipment in residential, commercial and industrial HVAC systems. These products range from basic efficiency disposable panel filters for homes to medium- and high-efficiency products, including pleated panel air filters, extended surface bag filters, cap filters and metal filters.

  Purolator manufactures specialized liquid filters and filtration systems, including: (i) a broad range of high-technology jet fuel cartridges which are used in commercial and military aviation applications at major airports; (ii) oil-from-water separation systems, which are used to meet various international discharge laws; (iii) desalinators for removing salt from sea water; (iv) bilge separators for tug and barge operations, which separate hydrocarbons from discharged bilge water; (v) coalescing plate separators for environmental clean-up and resource recovery; and (vi) a variety of other filters and filtration systems for marine, aviation, industrial and military applications.

  Purolator's filter products are marketed and sold to entities in a variety of industries, including aerospace, general industrial, military, mobile equipment and chemical processing. In the aerospace industry, these products are used by manufacturers of airframes, turbine engines and "Supplemental Type Certificate" products, which are products specifically approved for use by engine and airframe manufacturers. General industrial uses include power plants, plant filtration, machine tools, plant equipment and process filtration. In the mobile equipment industry, Purolator's filter products are used in tractors and off-highway trucks, construction equipment, forklifts and farm implements. Chemical processing applications include polymer film and fiber filtration. These products are also used in a variety of military applications, including silencing valves for submarines and filter products for tanks, personnel carriers and trucks.

                                   MANAGEMENT

  The following table sets forth certain information regarding the Directors and executive officers of the Company.

          NAME          AGE        POSITIONS AND OFFICES WITH THE COMPANY
          ----          ---        --------------------------------------
   Sal H. Alfiero       57  Chairman of the Board and Chief Executive Officer
   Clement R. Arrison   64  President and Director
   William P. Montague  48  Executive Vice President and Chief Financial Officer
   Gerald S. Lippes     54  Secretary and Director
   Frederic L. Cook     47  Senior Vice President--Administration
   John J. Byrne        45  Vice President--Finance
   Richard L. Grenolds  45  Vice President and Chief Accounting Officer
   Joseph G. Donohoo    76  Director
   Herbert Roth, Jr.    66  Director

  SAL H. ALFIERO has been Chairman of the Board and Chief Executive Officer of the Company since its incorporation. Mr. Alfiero serves as a Director of Phoenix Home Life Mutual Insurance Company and is also a Director of Marine Midland Bank, N.A., Western Region. He holds a B.S. degree in Aeronautical Engineering from Rensselaer Polytechnic Institute and holds an M.B.A. degree from the Harvard Graduate School of Business Administration.

  CLEMENT R. ARRISON has been President and a Director of the Company since November 1976. Mr. Arrison serves as a Director of Camarco, Inc. He holds a B.S. degree in engineering from the University of Michigan and holds a professional engineering license.

  WILLIAM P. MONTAGUE has been employed by the Company since April 1972 and has been a Vice President of the Company since May 1974. He was elected Executive Vice President and Chief Financial Officer in March 1986. He holds a B.S. degree in accounting and an M.B.A. degree from Wilkes University and is a certified public accountant. He is a member of the Chase Manhattan Bank N.A. Regional Advisory Board and a Director of Gibraltar Steel Corporation and International Imaging Materials, Inc.

  GERALD S. LIPPES has been general counsel, Secretary and a Director of the Company since its incorporation. He has been engaged in the private practice of law since 1965 and is a partner of the firm of Lippes, Silverstein, Mathias & Wexler, Buffalo, New York. Mr. Lippes is also a Director of Gibraltar Steel Corporation.

  FREDERIC L. COOK was elected Senior Vice President-Administration in March 1988, and prior thereto, he had been Vice President--Finance of the Company since May 1986. Prior to joining the Company, Mr. Cook was a tax partner with the accounting firm of Coopers & Lybrand, where he was employed for 19 years. He holds a B.S. degree in accounting from the Rochester Institute of Technology and is a certified public accountant.

  JOHN J. BYRNE has been employed by the Company since September 1973 and has been a Vice President since March 1986. He was elected Vice President--Finance of the Company in March 1988. He holds a B.S. degree in accounting from Pennsylvania State University and an M.B.A. degree from Canisius College.

  RICHARD L. GRENOLDS was elected Vice President and Chief Accounting Officer in July 1989. Prior to joining the Company, Mr. Grenolds was a general practice partner with the accounting firm of Coopers & Lybrand, where he was employed for 17 years. He holds a B.S. degree in accounting from the Rochester Institute of Technology and is a certified public accountant.

  JOSEPH G. DONOHOO has been a Director of the Company since its incorporation. He is Chairman of the Board of The Gibson Group, Inc. ("Gibson"), a marketer of paper board, and Chairman of the Board of Clinch River Corporation ("Clinch River"). Gibson and Clinch River filed voluntary petitions for reorganization under Chapter 11 of the federal bankruptcy laws in January 1990 and April 1990, respectively.

  HERBERT ROTH, JR. has been a Director of the Company since September 1985, having been Chairman of the Board and Chief Executive Officer of LFE Corporation prior to its acquisition by Mark IV in July 1985. Mr. Roth also serves as a Director of Boston Edison Company, Phoenix Home Life Mutual Insurance Company, Landauer, Inc., Tech/Ops Sevcon, Inc. and Phoenix Total Return Fund, Inc., and is a trustee of Phoenix Series Fund, Phoenix Multi-Portfolio Fund and The Big Edge Series Fund.

                           PRINCIPAL SECURITYHOLDERS

  The following table sets forth information as of November 7, 1994 (except as otherwise noted) with respect to all stockholders known by the Company to be the beneficial owners of more than 5% of its outstanding Common Stock, each Director, the five most highly compensated executive officers and all executive officers and Directors as a group. Unless otherwise indicated, the address of each person named below is 501 John James Audubon Parkway, P.O. Box 810, Amherst, New York 14226-0810.

                                                         NUMBER OF     PERCENT
      NAME                                               SHARES(1)     OF CLASS
      ----                                               ---------     --------
      Sal H. Alfiero.................................... 4,320,505(2)    9.0%
      FMR Corporation................................... 5,292,196(3)   10.7%
      Tiger Management Corporation...................... 4,079,864(4)    8.5%
      Clement R. Arrison................................ 1,843,813(5)    3.8%
      Gerald S. Lippes.................................. 1,701,751(6)    3.5%
      Joseph G. Donohoo.................................    39,031(7)      *
      Herbert Roth, Jr..................................    24,587         *
      William P. Montague...............................   800,206(8)    1.7%
      Frederic L. Cook..................................    56,652(9)      *
      John J. Byrne.....................................    60,736(10)     *
      All Executive Officers and Directors as a Group
       (9 persons)...................................... 8,889,393(11)  18.5%

- --------
*Less than 1%
(1) Except as otherwise indicated in the following footnotes, each person listed in the table has both sole voting and sole investment power with respect to the number of shares of Common Stock set forth opposite his name. Messrs. Alfiero, Arrison, Lippes, Montague, Cook and Byrne, each of whom is an executive officer of the Company, have the right to direct the Trustee of the Company's defined benefit pension plans (the "Plans") with respect to the voting of the shares of Common Stock owned by such Plans. As of November 1, 1994, the Plans owned 892,528 shares of Common Stock (2.1% of the total outstanding). Such executive officers are not participants in any of the Plans and disclaim any beneficial ownership in the shares, and the shares have not been included in the amounts listed in this table. All share amounts reflect the impact of the 5% stock dividend distributed to stockholders of record as of April 15, 1994.
(2) Includes 275,625 shares of Common Stock issued to Mr. Alfiero under the Company's 1992 Restricted Stock Plan (the "Restricted Plan") as well as 13,542 shares of Common Stock allocated to Mr. Alfiero's self-directed accounts in the Company's tax-qualified retirement plan (the "Retirement Plan") and the Company's 401(k) Savings Plan (which has no Company-match). Does not include 13,858 shares of Common Stock owned by the Alfiero Family Charitable Foundation of which Mr. Alfiero is one of four directors and for which he disclaims beneficial ownership.

(3) Based on information set forth in a statement on Schedule 13-G filed with the Commission by FMR Corporation ("FMR") on February 11, 1994, FMR held on behalf of itself and its subsidiaries, Fidelity Management and Research Company ("Fidelity"), and Fidelity Management Trust Company ("Fidelity Trust"), an aggregate of 5,292,196 shares of Common Stock, which amount includes an aggregate of 1,564,700 shares of Common Stock that FMR and its subsidiaries have the right to acquire through the conversion into Common Stock of the Convertible Debentures. FMR and its subsidiaries have the sole power to vote or direct the voting of 83,470 shares. The power to vote or direct the voting of the remaining shares represented resides with the respective Boards of Trustees of the investment funds established and managed by FMR and its subsidiaries. The stated business address of FMR, Fidelity and Fidelity Trust is 82 Devonshire Street, Boston, Massachusetts 02109.
(4) Based on information set forth in a statement on Schedule 13-G filed with the Commission by Tiger Management Corporation ("Tiger") on May 9, 1994, Tiger, a corporation controlled by majority shareholder Julian H. Robertson, Jr., beneficially owns an aggregate of 4,079,864 shares of Common Stock. Excluded from these shares are 315,395 shares held on behalf of Panther Management Company, L.P., whose sole general partner is Panther Management Corporation of which Mr. Robertson is Chairman, Director, and controlling shareholder. The stated business address of Tiger is 101 Park Avenue, New York, New York 10178.
(5) Includes 27,563 shares of Common Stock issued to Mr. Arrison under the Restricted Plan, as well as 11,025 shares of Common Stock issuable under currently exercisable options granted pursuant to the Mark IV Industries, Inc. and Subsidiaries 1992 Incentive Stock Option Plan (the "1992 Option Plan"). Does not include 27,835 shares of Common Stock owned by the Arrison Family Charitable Foundation of which Mr. Arrison is one of four directors and for which he disclaims beneficial ownership.
(6) Includes 16,538 shares of Common Stock issued to Mr. Lippes under the Restricted Plan, as well as 6,891 shares of Common Stock issuable under currently exercisable options granted pursuant to the 1992 Option Plan. Does not include 48,033 shares of Common Stock owned by the Lippes Family Charitable Foundation of which Mr. Lippes is one of five directors and for which he disclaims beneficial ownership.
(7) Includes 7,531 shares of Common Stock held by The Gibson Group, Inc. Pension Fund, of which Mr. Donohoo is Chairman of the Board.
(8) Includes 19,163 shares of Common Stock issued to Mr. Montague under the Restricted Plan, as well as 6,891 shares of Common Stock issuable under currently exercisable options granted pursuant to the Incentive Stock Option Plans. Also includes 5,169 shares of Common Stock allocated to Mr. Montague's self-directed accounts in the Company's Retirement Plan and the Company's 401(k) Savings Plan (which has no Company-match). Does not include 11,088 shares of Common Stock owned by the Montague Family Charitable Foundation of which Mr. Montague is one of four directors and for which he disclaims beneficial ownership.
(9) Includes 2,625 shares of Common Stock issued to Mr. Cook under the Restricted Plan, as well as 11,507 shares of Common Stock issuable under currently exercisable options granted pursuant to the Company's Incentive Stock Option Plans. Also includes 1,198 shares of Common Stock allocated to Mr. Cook's self-directed account in the Company's Retirement Plan and the Company's 401(k) Savings Plan (which has no Company-match).
(10) Includes 2,625 shares of Common Stock issued to Mr. Byrne under the Restricted Plan, as well as 6,761 shares of Common Stock issuable under currently exercisable options granted pursuant to the Company's Incentive Stock Option Plans. Also includes 2,808 shares of Common Stock allocated to Mr. Byrne's self-directed accounts in the Company's Retirement Plan and the Company's 401(k) Savings Plan (which has no Company-match).
(11) Includes 346,763 shares of Common Stock issued to the group under the Restricted Plan, as well as 74,682 shares of Common Stock issuable under currently exercisable options granted pursuant to the Company's Incentive Stock Option Plans. Also includes 23,505 shares of Common Stock allocated to the officers' self directed accounts in the Company's Retirement Plan and the Company's 401(k) Savings Plan (which has no Company-match).

                                  UNDERWRITING

  The Underwriters of the Offering of Common Stock named below (the "Underwriters"), for whom Bear, Stearns & Co. Inc. ("Bear Stearns") is acting as Representative (the "Representative"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement (the form of which is filed as an exhibit to the Company's Registration Statement on Form S-3, of which this Prospectus is a part), to purchase from the Company the aggregate number of shares of Common Stock set forth opposite their names below:

                                                                        NUMBER
                                                                       OF SHARES
                                                                       ---------
      Bear, Stearns & Co. Inc.........................................
                                                                       ---------
          Total....................................................... 5,725,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by their counsel and to various other conditions. The nature of the obligations of the Underwriters is such that they are committed to purchase all of the shares of Common Stock offered hereby if any are purchased.

  The Underwriters propose to offer the shares of Common Stock offered hereby directly to the public at the public offering price set forth on the cover page of this Prospectus and may offer such shares to selected dealers at such price
less a concession not in excess of $   per share. Such dealers may reallow a
concession not in excess of $   per share to certain other dealers. After the
initial public offering, the public offering price and other selling terms may be changed by the Representative.

  At the request of the Company, the Underwriters have reserved 275,000 shares of Common Stock for sale at the public offering price to the Savings Plan. No underwriting discount will apply in respect of shares sold to the Savings Plan. Any reserved shares of Common Stock not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered pursuant to this Prospectus.

  The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 858,750 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus less the underwriting discount. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment.

  The Company has agreed to indemnify the Underwriters against, and to provide contribution with respect to, certain liabilities, including liabilities under the Securities Act.

  Pursuant to the Underwriting Agreement, the Company has agreed that it will not, and will cause its Directors and officers to agree not to, issue, sell, or otherwise dispose of any shares of Common Stock for a period of 90 days from the date hereof without the prior written consent of the Representative.

  Bear Stearns has from time to time in recent years performed various investment banking and other financial advisory services for the Company, for which it has received customary compensation. These services have included acting as a managing underwriter of various public offerings of debt and equity securities of the Company and as financial advisor in connection with various acquisitions and divestitures, including, but not limited to, the acquisition of Purolator.

                                 LEGAL MATTERS

  The legality of the securities being offered hereby will be passed upon for the Company by Stroock & Stroock & Lavan, New York, New York, special counsel to the Company. Other legal matters in connection with the offering will be passed upon by such firm and by Lippes, Silverstein, Mathias & Wexler, Buffalo, New York, counsel to the Company. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Latham & Watkins, New York, New York.

  Gerald S. Lippes, a partner of Lippes, Silverstein, Mathias & Wexler, is general counsel to the Company, its Secretary and a Director. See "Management" and "Principal Securityholders." At November 8, 1994, other members of such firm beneficially owned approximately 53,000 shares of Common Stock.

                                    EXPERTS

  The consolidated balance sheets of Mark IV Industries, Inc. and its subsidiaries at February 28, 1994 and 1993 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended February 28, 1994, included in this Prospectus or incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 1994, as amended, have been included or incorporated by reference herein in reliance on the report of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in accounting and auditing.

  The consolidated balance sheets of Purolator Products Company and its subsidiaries as of December 31, 1993 and 1992 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993, included in this Prospectus and elsewhere in this Registration Statement, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting for postretirement benefit costs other than pensions, effective January 1, 1991, as discussed in Note 5 to Purolator's audited consolidated financial statements included elsewhere herein.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                       PAGE NO.
                                                                       --------
Audited Consolidated Financial Statements of Mark IV as of February
 28, 1994
  Report of Independent Accountants..................................    F-2
  Consolidated Balance Sheets........................................    F-3
  Consolidated Statements of Income..................................    F-4
  Consolidated Statements of Stockholders' Equity....................    F-5
  Consolidated Statements of Cash Flows..............................    F-6
  Notes to Consolidated Financial Statements.........................    F-7
Unaudited Consolidated Financial Statements of Mark IV as of August
 31, 1994
  Consolidated Condensed Balance Sheet...............................    F-24
  Consolidated Statements of Income and Retained Earnings............    F-25
  Consolidated Statements of Cash Flows..............................    F-26
  Notes to Consolidated Financial Statements.........................    F-27
Audited Consolidated Financial Statements of Purolator as of December
 31, 1993
  Report of Independent Public Accountants...........................    F-28
  Consolidated Balance Sheets........................................    F-29
  Consolidated Statements of Operations..............................    F-30
  Consolidated Statements of Stockholders' Equity....................    F-31
  Consolidated Statements of Cash Flows..............................    F-32
  Notes to Consolidated Financial Statements.........................    F-33
Unaudited Condensed Consolidated Financial Statements of Purolator as
 of September 30, 1994
 Condensed Consolidated Statements of Operations.....................    F-51
 Condensed Consolidated Balance Sheet................................    F-52
 Condensed Consolidated Statements of Cash Flows.....................    F-53
 Notes to Condensed Consolidated Financial Statements................    F-54

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Mark IV Industries, Inc.

  We have audited the accompanying consolidated balance sheets of Mark IV Industries, Inc. and subsidiaries as of February 28, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended February 28, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mark IV Industries, Inc. and subsidiaries as of February 28, 1994 and 1993, and consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended February 28, 1994, in conformity with generally accepted accounting principles.

  As discussed in Notes 10 and 12 to the consolidated financial statements, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions, in accordance with statements of the Financial Accounting Standards Board.

                                          COOPERS & LYBRAND

Rochester, New York
March 29, 1994, except as
 to the information presented
 in the first and second
 paragraphs of Note 13 and
 in the first paragraph of
 Note 14, for which the
 date is April 8, 1994

                            MARK IV INDUSTRIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                           FEBRUARY 28, 1994 AND 1993
                             (DOLLARS IN THOUSANDS)

                       ASSETS
                                                         1994         1993
                                                      ----------  -------------
                                                                  (AS RESTATED)
Current Assets:
  Cash............................................... $      500   $    2,700
  Accounts receivable................................    275,100      228,100
  Inventories........................................    265,000      243,800
  Other current assets...............................     42,100       21,800
                                                      ----------   ----------
    Total current assets.............................    582,700      496,400
Pension related and other non-current assets.........    126,300      114,100
Property, plant and equipment, net...................    365,300      318,300
Cost in excess of net assets acquired and deferred
 charges.............................................    208,000      196,000
                                                      ----------   ----------
    TOTAL ASSETS..................................... $1,282,300   $1,124,800
                                                      ==========   ==========
         LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
  Notes payable and current maturities of debt....... $   45,000   $   34,800
  Accounts payable...................................     99,700       77,600
  Compensation related liabilities...................     43,100       39,600
  Accrued interest...................................     13,600       14,200
  Accrued expenses and other liabilities.............     67,000       45,100
  Income taxes payable...............................      1,500        9,700
                                                      ----------   ----------
    Total current liabilities........................    269,900      221,000
                                                      ----------   ----------
Long-Term Debt:
  Senior debt........................................    195,000      194,300
  Subordinated debt..................................    372,200      302,800
                                                      ----------   ----------
    Total long-term debt.............................    567,200      497,100
                                                      ----------   ----------
Other non-current liabilities........................     99,800       61,100
                                                      ----------   ----------
Stockholders' Equity:
  Common stock--$.01 par value;
   Authorized 100,000,000 shares;
   Issued 42,697,864 shares in 1994 and
   42,188,178 shares in 1993.........................        400          400
  Additional paid-in capital.........................    261,500      219,300
  Retained earnings..................................     88,600      128,300
  Foreign currency translation adjustment............     (5,100)      (2,400)
                                                      ----------   ----------
    Total stockholders' equity.......................    345,400      345,600
                                                      ----------   ----------
     TOTAL LIABILITIES & STOCKHOLDERS' EQUITY........ $1,282,300   $1,124,800
                                                      ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                            MARK IV INDUSTRIES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

            YEARS ENDED THE LAST DAY OF FEBRUARY 1994, 1993 AND 1992
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           1994         1993          1992
                                        ----------  ------------- -------------
                                                    (AS RESTATED) (AS RESTATED)
Net sales.............................. $1,244,200   $1,085,700    $1,004,300
                                        ----------   ----------    ----------
Operating costs:
  Cost of products sold................    803,500      698,800       641,900
  Selling and administration...........    236,300      215,100       200,600
  Research and development.............     30,900       26,100        24,900
  Depreciation and amortization........     41,700       32,100        28,300
                                        ----------   ----------    ----------
    Total operating costs..............  1,112,400      972,100       895,700
                                        ----------   ----------    ----------
  Operating income.....................    131,800      113,600       108,600
Interest expense.......................     50,100       51,600        64,700
Loss on securities transactions........        --           --          2,400
                                        ----------   ----------    ----------
  Income from continuing operations be-
   fore provision for taxes............     81,700       62,000        41,500
Provision for taxes....................     30,600       22,900        14,700
                                        ----------   ----------    ----------
  Income from continuing operations....     51,100       39,100        26,800
Income from discontinued operations,
 net of tax............................        --         3,600         2,000
                                        ----------   ----------    ----------
  Income before extraordinary items and
   cumulative effect of accounting
   change..............................     51,100       42,700        28,800
Extraordinary loss from early
 extinguishment of debt, net of tax
 benefit of $12,300; $2,000; and
 $2,500................................    (21,700)      (3,700)       (4,500)
Cumulative effect of a change in ac-
 counting principle....................    (26,000)         --            --
                                        ----------   ----------    ----------
    NET INCOME......................... $    3,400   $   39,000    $   24,300
                                        ==========   ==========    ==========
Net income per share of common stock:
  Primary:
   Income from continuing operations... $     1.20   $      .93    $      .81
   Income from discontinued operations.        --           .09           .06
   Extraordinary loss..................       (.51)        (.09)         (.14)
   Cumulative effect of a change in ac-
    counting principle.................       (.61)         --            --
                                        ----------   ----------    ----------
    NET INCOME......................... $      .08   $      .93    $      .73
                                        ==========   ==========    ==========
  Fully-diluted:
   Income from continuing operations... $     1.09   $      .87    $      .74
   Income from discontinued operations.        --           .07           .05
   Extraordinary loss..................       (.43)        (.07)         (.12)
   Cumulative effect of a change in ac-
    counting principle.................       (.51)         --            --
                                        ----------   ----------    ----------
    NET INCOME......................... $      .15   $      .87    $      .67
                                        ==========   ==========    ==========
Weighted average shares outstanding:
  Primary..............................     42,481       41,993        33,140
                                        ==========   ==========    ==========
  Fully-diluted........................     50,747       50,325        38,358
                                        ==========   ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                            MARK IV INDUSTRIES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

            YEARS ENDED THE LAST DAY OF FEBRUARY 1994, 1993 AND 1992
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                           RETAINED     FOREIGN
                                                ADDITIONAL EARNINGS    CURRENCY
                                        COMMON   PAID-IN      (AS     TRANSLATION
                                        STOCK    CAPITAL   RESTATED)  ADJUSTMENT
                                        ------  ---------- ---------  -----------
Balance at February 28, 1991........... $ 300    $ 66,400  $134,600     $ 3,600
  Net income for fiscal 1992...........                      24,300
  Cash dividends of $.066 per share....                      (2,400)
  Retirement of treasury stock.........  (100)    (34,800)
  Public sale of common stock at $7.50
   per share...........................   100      60,400
  Sale of common stock to Pension Plan
   at $9.79 per share..................             6,800
  Conversion of 7% Convertible Deben-
   tures...............................   100      55,900
  Exercise of stock options............               100
  Translation adjustments..............                                  (3,400)
                                        -----    --------  --------     -------
Balance at February 29, 1992...........   400     154,800   156,500         200
  Net income for fiscal 1993...........                      39,000
  Cash dividends of $.084 per share....                      (3,600)
  Stock dividend of 5% issued in July
   1992................................            27,900   (27,900)
  Stock dividend of 5% issued in May
   1993................................            35,700   (35,700)
  Exercise of stock options............               900
  Translation adjustments..............                                  (2,600)
                                        -----    --------  --------     -------
Balance at February 28, 1993...........   400     219,300   128,300      (2,400)
  Net income for fiscal 1994...........                       3,400
  Cash dividends of $.098 per share....                      (4,200)
  Stock dividend of 5% issued in April
   1994................................            38,900   (38,900)
  Restricted stock grants, net.........               800
  Conversion of 6 1/4% Convertible De-
   bentures............................               100
  Exercise of stock options, including
   related tax benefits................             2,400
  Translation adjustments..............                                  (2,700)
                                        -----    --------  --------     -------
Balance at February 28, 1994........... $ 400    $261,500  $ 88,600     $(5,100)
                                        =====    ========  ========     =======

   The accompanying notes are an integral part of these financial statements.

                            MARK IV INDUSTRIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

            YEARS ENDED THE LAST DAY OF FEBRUARY 1994, 1993 AND 1992
                             (DOLLARS IN THOUSANDS)

                                            1994         1993          1992
                                          ---------  ------------- -------------
                                                     (AS RESTATED) (AS RESTATED)
Cash flows from operating activities:
  Income from continuing operations.....  $  51,100    $ 39,100      $  26,800
  Items not affecting cash:
   Depreciation and amortization........     41,700      32,100         28,300
   Pension and compensation related.....    (12,400)    (12,500)       (10,700)
   Deferred income taxes................     10,800       3,900          2,200
                                          ---------    --------      ---------
    Net cash provided by earnings.......     91,200      62,600         46,600
  Changes in assets and liabilities, net
   of effects of businesses
   acquired and discontinued:
   Accounts receivable..................    (27,200)    (12,000)        25,600
   Inventories..........................     (7,700)      1,300         22,300
   Other assets.........................     (5,700)      6,000          1,900
   Accounts payable.....................     (2,600)      3,800          3,800
   Other liabilities....................     (8,400)    (21,400)       (15,400)
                                          ---------    --------      ---------
    Net cash provided by continuing op-
     erations...........................     39,600      40,300         84,800
Discontinued operations, before non-cash
 items..................................      1,100       8,800          7,200
Extraordinary items, before deferred
 charges................................    (30,100)     (4,900)        (6,200)
                                          ---------    --------      ---------
    Net cash provided by operating ac-
     tivities...........................     10,600      44,200         85,800
                                          ---------    --------      ---------
Cash flows from investing activities:
  Acquisitions..........................    (65,000)     (4,000)        (9,300)
  Divestitures..........................     35,000      12,200            --
  Purchase of plant and equipment, net..    (38,000)    (32,900)       (19,200)
  Proceeds from sale of assets..........        --        1,300         23,000
                                          ---------    --------      ---------
    Net cash used in investing activi-
     ties...............................    (68,000)    (23,400)        (5,500)
                                          ---------    --------      ---------
Cash flows from financing activities:
  Credit agreement borrowings, net......    (30,000)     65,000       (116,500)
  Multi-currency credit agreement
   borrowings, net......................     48,400         --             --
  Purchases of senior and subordinated
   debt.................................   (190,200)    (62,800)      (121,700)
  Issuance of subordinated debt.........    258,000         --         114,300
  Other changes in long-term debt, net..    (18,900)    (33,600)       (18,600)
  Changes in short-term bank borrowings.     (8,300)     11,700         (3,800)
  Common stock transactions.............        800         900         67,400
  Cash dividends paid...................     (4,100)     (3,300)        (2,400)
                                          ---------    --------      ---------
    Net cash provided by (used in) fi-
     nancing activities.................     55,700     (22,100)       (81,300)
                                          ---------    --------      ---------
Effect of exchange rate fluctuations....       (500)       (600)          (300)
                                          ---------    --------      ---------
    Net decrease in cash................     (2,200)     (1,900)        (1,300)
Cash and cash equivalents:
  Beginning of the year.................      2,700       4,600          5,900
                                          ---------    --------      ---------
  End of the year.......................  $     500    $  2,700      $   4,600
                                          =========    ========      =========

   The accompanying notes are an integral part of these financial statements.

                            MARK IV INDUSTRIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany transactions have been eliminated.

 Foreign Currency

  The assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates. Translation gains and losses are not included in determining net income, but are accumulated in a separate component of stockholders' equity. Foreign currency transactions are included in income as realized, and amounted to gains (losses) of $300,000; ($700,000) and $300,000 in fiscal 1994, 1993, and 1992, respectively. During fiscal 1994, the Company entered into foreign currency forward contracts, of which the notional amount outstanding was $27,000,000 at February 28, 1994. The forward contracts hedge transactions in existing non-U.S. dollar denominated inter-company receivables and payables.

 Net Income Per Share of Common Stock

  Primary net income per share is calculated on the basis of the weighted average number of shares outstanding during each period, adjusted for subsequent stock distributions. Common stock equivalents which would arise from the exercise of stock options, using the treasury stock method, were not significant and have not been included in the calculation.

  Fully-diluted net income per share, in addition to the weighted average determined above, includes common stock equivalents which would arise from the exercise of stock options using the treasury stock method, and assumes the conversion of the Company's 6 1/4% and 7% Convertible Subordinated Debentures (for the periods outstanding), as well as the elimination of related interest expense, net of income tax effects.

  All income per share amounts have been calculated as if the stock split distributed in April 1992, and the stock dividends distributed in April 1994, May 1993 and July 1992 had occurred on March 1, 1991, the beginning of fiscal 1992. The weighted average number of shares outstanding have been determined as if shares issued pursuant to the stock distributions had been issued at that date and income per share amounts for fiscal 1993 and 1992 have been restated accordingly.

 Changes in Accounting Policies

  As discussed in Note 10, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, effective March 1, 1993, the beginning of fiscal 1994. The Company adopted SFAS No. 109 by restating prior years' financial statements for all years back to and including fiscal 1986. As discussed in Note 12, the Company also adopted SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, as of March 1, 1993. The Company adopted SFAS No. 106 by the immediate recognition of its accumulated benefit obligation.

 Statements of Cash Flows

  For purposes of cash flows, the Company considers overnight investments as cash equivalents. Interest and investment earnings are netted against interest expense and amounted to approximately $400,000; $300,000; and $700,000 in fiscal 1994, 1993 and 1992, respectively. The Company paid interest of

                            MARK IV INDUSTRIES, INC.

approximately $52,900,000; $58,700,000; and $74,100,000 in fiscal 1994, 1993 and 1992, respectively. Such amounts include $2,200,000; $5,000,000 and $6,400,000 allocated to the costs of discontinued operations in fiscal 1994, 1993 and 1992, respectively. The Company paid income taxes of approximately $13,700,000; $11,800,000; and $7,700,000 in fiscal 1994, 1993 and 1992, respectively. Liabilities recorded in connection with businesses acquired, excluding bank indebtedness, amounted to approximately $82,000,000; $3,600,000; and $63,800,000 in fiscal 1994, 1993 and 1992, respectively.

2. ACQUISITION

  On June 2, 1993, the Company purchased the stock and assets comprising Pirelli Trasmissioni Industriali S.p.A. ("PTI"), the power transmission business of Pirelli S.p.A., for approximately $115,000,000. PTI is a manufacturer of a variety of timing belts, v-belts, v-ribbed belts and hydraulic hose sold to customers in automotive and industrial markets. PTI has manufacturing, distribution, engineering and marketing operations in six Western European countries and the United States, and employs approximately 1,500 people worldwide. PTI is a significant addition to the Company's Power and Fluid Transfer business segment. The purchase price consisted of $65,000,000 in cash and the assumption of approximately $50,000,000 of existing bank indebtedness of PTI and its subsidiaries. The funding for the transaction was provided substantially by borrowings under the Company's multi-currency credit agreement.

  The acquisition has been accounted for under the purchase method, and the results of operations of PTI are included in the Company's results of operations from the date of acquisition. The Company has made a determination and allocation of the purchase price as of the acquisition date, consisting of the following (dollars in thousands):

   Accounts receivable................................................ $ 37,000
   Inventories........................................................   34,600
   Other current assets...............................................    6,700
   Current notes payable to banks.....................................  (18,600)
   Accounts payable and other current liabilities.....................  (52,800)
     Net working capital acquired.....................................    6,900
   Fixed assets.......................................................   77,200
   Cost in excess of net assets acquired..............................   33,000
   Long-term indebtedness to banks....................................  (32,300)
   Other non-current items, net.......................................  (19,800)
                                                                       --------
     Cash purchase price paid at closing.............................. $ 65,000
                                                                       ========

  An independent appraisal firm has been retained by the Company to determine the fair market value of all of the fixed assets included in the PTI acquisition. The above amounts are based upon the preliminary results of such appraisal, and are subject to adjustment to the extent the final valuation differs from the preliminary determination. The financial position of PTI as of February 28, 1994 has been included in the accompanying consolidated balance sheet of the Company as of that date based upon the allocation identified above. The cost in excess of net assets will be amortized over 40 years.

  The following table presents the pro-forma consolidated condensed results of operations for the fiscal years ended February 28, 1994 and 1993. The pro-forma amounts give effect to the acquisition of PTI as if it had occurred on March 1, 1992, the beginning of fiscal 1993. The pro-forma amounts do not purport to be

                            MARK IV INDUSTRIES, INC.

indicative of the results that actually would have been obtained had the acquisition taken place on March 1, 1992, nor are they intended to be a projection of future results (dollars in thousands, except per share data):

                                                             1994       1993
                                                          ---------- ----------
                                                               (UNAUDITED)
   Net Sales............................................. $1,286,700 $1,243,300
                                                          ========== ==========
   Income from continuing operations..................... $   52,100 $   42,800
                                                          ========== ==========
   Earnings per share from continuing operations:
     Primary............................................. $     1.23 $     1.02
                                                          ========== ==========
     Fully-diluted....................................... $     1.11 $      .94
                                                          ========== ==========

3. DISCONTINUED OPERATIONS

  Effective May 31, 1993 (the "measurement date") the Company decided to sell its non-core business units. Such units have been accounted for as discontinued operations, and their results of operations have been excluded from continuing operations in the consolidated statement of income for fiscal 1994. The consolidated statements of income for fiscal 1993 and 1992 have been restated to exclude the discontinued operations in a similar manner.

  In June 1993, the Company sold certain of its non-core instruments businesses for cash consideration of approximately $35,000,000. The businesses sold had sales of approximately $54 million for the Company's fiscal year ended February 28, 1993. The proceeds from the sale were used to repay a portion of the debt incurred to finance the acquisition of PTI, as discussed in Note 2. The remaining net assets of discontinued operations as of February 28, 1994 amount to approximately $28,100,000. Such amounts have been segregated in the balance sheet and offset by a corresponding amount of long-term debt, on the assumption that the net sale proceeds will equal or exceed the net asset amount, and all such proceeds will be utilized to offset existing borrowings of the Company.

  The results of operations of these discontinued businesses in fiscal 1993 and 1992 were as follows (dollars in thousands):

                                                                1993     1992
                                                              -------- --------
   Sales..................................................... $136,300 $141,300
                                                              ======== ========
   Income before provision for taxes......................... $  5,600 $  3,100
   Provision for taxes.......................................    2,000    1,100
                                                              -------- --------
   Income from discontinued operations....................... $  3,600 $  2,000
                                                              ======== ========

  Sales of the discontinued operations in fiscal 1994 were $26,800,000 through the measurement date, and approximately $42,300,000 from the measurement date through February 28, 1994. The related income from these operations has been deferred until the ultimate disposition of the businesses, which is expected to occur in fiscal 1995.

4. ACCOUNTS RECEIVABLE

  Accounts receivable are reflected net of allowances for doubtful accounts of $17,600,000 and $13,000,000 at February 28, 1994 and 1993, respectively. The amount at February 28, 1993 includes $800,000 related to discontinued operations.

                            MARK IV INDUSTRIES, INC.

5. INVENTORIES

  Inventories include contracts in process, and are stated at the lower of cost or market. The cost of inventories is determined primarily on the last-in, first-out (LIFO) method. As a result of the fair value determination of inventories required by the purchase method of accounting for acquired companies as of their acquisition date, LIFO costs exceed FIFO costs by approximately $35,000,000 and $39,800,000 at February 28, 1994 and 1993,
respectively. The excess at February 28, 1993 includes $2,800,000 related to discontinued operations.

  Inventories consist of the following at February 28, 1994 and 1993 (dollars in thousands):

                                                            1994       1993
                                                          -------- -------------
                                                                   (AS RESTATED)
   Raw materials, parts, and sub-assemblies.............. $ 67,700   $ 70,300
   Work-in-process.......................................   43,500     62,400
   Finished goods........................................  157,100    123,500
                                                          --------   --------
                                                           268,300    256,200
   Less progress billings................................    3,300     12,400
                                                          --------   --------
   Inventories........................................... $265,000   $243,800
                                                          ========   ========

  The amount at February 28, 1993 includes $21,100,000 related to discontinued operations, which is net of related progress billings of $10,900,000.

6. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is stated at cost and consists of the following at February 28, 1994 and 1993 (dollars in thousands):

                                                            1994       1993
                                                          -------- -------------
                                                                   (AS RESTATED)
   Land and land improvements............................ $ 35,700   $ 31,800
   Buildings.............................................  115,700     99,600
   Machinery and equipment...............................  324,700    296,700
                                                          --------   --------
     Total property, plant and equipment.................  476,100    428,100
   Less accumulated depreciation.........................  110,800    109,800
                                                          --------   --------
     Property, plant and equipment, net.................. $365,300   $318,300
                                                          ========   ========

  The cost of property, plant and equipment retired or otherwise disposed of, and the accumulated depreciation thereon, are eliminated from the asset and related accumulated depreciation accounts, and any resulting gain or loss is reflected in income. The net amount at February 28, 1993 includes $31,000,000 related to discontinued operations.

  The Company provides for depreciation of plant and equipment on methods and rates designed to amortize the cost of such plant and equipment over its useful life. Depreciation is provided principally on the straight-line method and amounted to approximately $33,200,000; $29,800,000; and $26,900,000 in fiscal

                            MARK IV INDUSTRIES, INC.

1994, 1993 and 1992, respectively. Of such amounts, approximately $4,000,000 and $3,600,000 relates to discontinued operations in fiscal 1993 and 1992, respectively.

7. COST IN EXCESS OF NET ASSETS ACQUIRED AND DEFERRED CHARGES

  Cost in excess of net assets acquired, net of accumulated amortization, amounted to approximately $196,100,000 and $187,800,000 at February 28, 1994 and 1993 respectively. The change in fiscal 1994 includes approximately $33,000,000 related to the Company's PTI acquisition, and also reflects the elimination of approximately $18,200,000 related to the Company's discontinued operations. The costs related to continuing operations are being amortized on the straight-line method over 40-year periods from the acquisition dates of the respective businesses, and resulted in amortization expense of approximately $5,700,000; $4,700,000 and $3,900,000 in fiscal 1994, 1993 and 1992, respectively. Accumulated amortization of such costs was approximately $22,700,000 and $17,000,000 at February 28, 1994 and 1993, respectively.

  Deferred charges, net of accumulated amortization, amounted to approximately $11,900,000 and $8,200,000 at February 28, 1994 and 1993, respectively. Such amounts include costs incurred in connection with the issuance of the Company's credit agreements and the sale of subordinated debentures, and are being amortized over their respective terms.

8. LONG-TERM DEBT

  Long-term debt consists of the following at February 28, 1994 and 1993 (dollars in thousands):

                                                               1994      1993
                                                             --------  --------
   Senior debt:
     Credit Agreement....................................... $140,000  $170,000
     Multi-Currency Agreement...............................   48,400       --
     Other items............................................   40,500    30,200
                                                             --------  --------
       Total................................................  228,900   200,200
     Less current maturities................................   (5,800)   (5,900)
     Less amounts allocated to discontinued operations......  (28,100)      --
                                                             --------  --------
       Net senior debt......................................  195,000   194,300
                                                             --------  --------
   Subordinated debt:
     8 3/4% Senior Subordinated Notes.......................  258,000       --
     6 1/4% Convertible Subordinated Debentures.............  114,200   114,300
     13 3/8% Subordinated Debentures........................      --    188,500
                                                             --------  --------
       Total subordinated debt..............................  372,200   302,800
                                                             --------  --------
       Total long-term debt................................. $567,200  $497,100
                                                             ========  ========

  In July 1993, the Company entered into a Credit Agreement providing for a $300,000,000 five-year revolving credit facility with a group of financial institutions. A portion of the credit facility was used to repay amounts outstanding under the Company's revolving credit facility dated June 19, 1990, which was then canceled. Interest on the Credit Agreement is based on a pricing grid which is either prime per annum or, under a LIBOR option, LIBOR plus 0.375% to LIBOR plus 1.375% per annum based on the Company's senior unsecured long-term debt ratings (as defined in the Credit Agreement). The Company is currently

                            MARK IV INDUSTRIES, INC.

paying interest at LIBOR plus 0.75% on borrowings under the Credit Agreement. The Credit Agreement contains certain affirmative and negative covenants customary in an agreement of this nature, and is secured by the stock of certain of the Company's subsidiaries.

  In May 1993, the Company entered into a revolving credit agreement ("Multi-Currency Agreement") providing for a five year multi-currency revolving credit facility with a group of financial institutions in the U.S. and Europe. The Multi-Currency Agreement provides for a revolving loan commitment for the first two years of the equivalent of $100,000,000. The commitment declines by $12,500,000 at each of six semi-annual dates beginning in June 1995, with the remaining $25,000,000 of commitment expiring in May 1998. Interest rates on borrowings under the Multi-Currency Agreement are subject to change based on a specified pricing grid which increases from LIBOR plus 0.625% to LIBOR plus 1.375% per annum based on the Company's senior debt rating (as defined in the Multi-Currency Agreement). The Company is currently paying interest at LIBOR plus 1.25% on borrowings under the Multi-Currency Agreement. The Multi-Currency Agreement also contains certain affirmative and negative covenants customary in an agreement of this nature.

  In March 1993, the Company completed a public offering of $258,000,000 principal amount of its 8 3/4% Senior Subordinated Notes due April 2003. A substantial portion of the net proceeds from the sale of the notes was used to fund the retirement of the Company's 13 3/8% Subordinated Debentures. There are no sinking fund requirements on the Senior Subordinated Notes and they may not be redeemed until April 1998. At such date they are redeemable at 104.375% of principal amount, and thereafter at an annually declining premium over par until April 2001 when they are redeemable at par. The Indenture limits the payment of dividends and the repurchase of capital stock, and includes certain other restrictions and limitations customary with subordinated indebtedness of this type.

  The 6 1/4% Convertible Subordinated Debentures are convertible into shares of the Company's common stock at a conversion price of $14.37 per share, subject to adjustment. The Company is required to make sinking fund payments commencing February 2002, calculated to retire 50% of the debentures prior to their February 2007 maturity. The debentures may not be redeemed until February 1995. At such date they are redeemable at 104.375% of principal amount, and thereafter at an annually declining premium over par until February 2002, when they are redeemable at par.

  In March 1993, the Company offered to purchase its 13 3/8% Subordinated Debentures for a cash price of $1,137.50 per $1,000 principal amount, plus accrued interest. As a result of the offer, and certain open-market purchases, the Company acquired approximately $138,000,000 principal amount of these debentures. The Company then completed an "in-substance defeasance" in which approximately $60,400,000 was deposited in an irrevocable trust to cover both the remaining outstanding principal amount ($52,000,000) and the related interest expense requirements of these debentures. The Company recognized an extraordinary loss, net of tax, of approximately $21,700,000 as a result of the extinguishment of this debt in fiscal 1994. The Company also acquired or defeased approximately $63,000,000 and $122,000,000 of its indebtedness and recognized an extraordinary loss, net of tax, of $3,700,000 and $4,500,000 in fiscal 1993 and 1992, respectively.

  The fair value of the 6 1/4% Convertible Subordinated Debentures exceeds their recorded value by approximately $48,000,000 as of February 28, 1994, based upon the quoted market value of the debentures as of that date. The fair value of the 8 3/4% Senior Subordinated Notes exceeds their recorded value by approximately $6,000,000 as of February 28, 1994, based upon the quoted market value of such notes as of that date. Since the rest of the Company's notes payable and senior debt are primarily floating rate debt, their recorded amounts approximate their fair values as of February 28, 1994. The recorded amounts for other financial instruments, such as cash and accounts receivable, approximate their fair value.

                            MARK IV INDUSTRIES, INC.

  Annual maturities of the Company's long-term debt for the next five fiscal years are: 1995-$5,800,000; 1996-$18,200,000; 1997-$4,000,000; 1998-
$26,900,000; and 1999-$138,200,000.

9. LEASES

  The Company has operating leases which expire at various dates through 2002 with, in some instances, renewal privileges. Certain leases provide for escalation of the rentals primarily for increases in maintenance costs and property taxes. Total rental expense for continuing operations under operating leases was $15,900,000; $15,900,000; and $15,400,000 in fiscal 1994, 1993 and
1992, respectively.

  Minimum rental payments under operating leases of continuing operations and having an initial or remaining noncancellable term in excess of 12 months are:
1995-$13,200,000; 1996-$11,200,000; 1997-$10,100,000; 1998-$9,100,000; 1999-
$7,400,000; 2000 and thereafter $22,100,000.

10. INCOME TAXES

  The company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109), in fiscal 1994. The adoption of this standard changed the Company's method of accounting for income taxes from the deferred method to the liability method. The Company adopted SFAS No. 109 retroactively by restating prior years' financial statements for all years back to and including fiscal 1986.

  Income from continuing operations and the related provision for taxes under SFAS No. 109 for fiscal 1994, 1993 and 1992 consists of the following (dollars in thousands):

                                             1994        1993          1992
                                            ------- -------------- -------------
                                                    (AS RESTATED)  (AS RESTATED)
   Income from continuing operations be-
    fore provision for
    taxes:
     United States........................  $45,800    $41,400        $27,800
     Foreign..............................   35,900     20,600         13,700
                                            -------    -------        -------
       Total income from continuing opera-
        tions before provision for taxes..  $81,700    $62,000        $41,500
                                            =======    =======        =======
   Provision for taxes on income from con-
    tinuing operations:
     Currently payable:
      United States.......................  $14,500    $10,900        $ 6,900
      Foreign.............................    5,300      8,100          5,600
                                            -------    -------        -------
     Total currently payable..............   19,800     19,000         12,500
      Deferred:
       United States......................    3,600      4,200          2,800
       Foreign............................    7,200       (300)          (600)
                                            -------    -------        -------
   Total deferred.........................   10,800      3,900          2,200
                                            -------    -------        -------
   Total provision for taxes..............  $30,600    $22,900        $14,700
                                            =======    =======        =======

                            MARK IV INDUSTRIES, INC.

  The cumulative effect of the January 1993 increase in the U.S. statutory tax rate was not significant. As a result of the exercise of certain employees' incentive stock options, the Company realized a tax benefit of $1,700,000 which has been recognized as a direct increase in additional paid-in capital.

  The tax effects of temporary differences which give rise to a significant portion of deferred tax assets (liabilities) consist of the following at February 28, 1994 and 1993 (dollars in thousands):

                                                              1994      1993
                                                            --------  --------
   Current:
     Accounts receivable................................... $  3,900  $  3,000
     Inventories...........................................   (9,500)   (9,500)
     Compensation related..................................    3,400     3,100
     Tax credit and net operating loss carryforwards.......    9,000       --
     Other items...........................................    7,500       800
                                                            --------  --------
       Total current asset (liability).....................   14,300    (2,600)
     Valuation allowance...................................   (4,000)      --
                                                            --------  --------
       Net current asset (liability)....................... $ 10,300  $ (2,600)
                                                            ========  ========
   Non-current:
     Fixed and intangible assets........................... $(39,500) $(47,800)
     Pension and other benefit plans.......................  (21,400)  (31,800)
     Tax credit and net operating loss carryforwards.......   29,400    35,900
     Capital loss carryforwards............................   11,300    19,300
     All other items.......................................   19,600    23,400
                                                            --------  --------
       Total non-current liability.........................     (600)   (1,000)
     Valuation allowance...................................  (16,800)  (19,300)
                                                            --------  --------
       Net non-current liability........................... $(17,400) $(20,300)
                                                            ========  ========

  The net current amount is included in other current assets at February 28, 1994, and in income taxes payable at February 28, 1993. The net non-current amount is included in other non-current liabilities at February 28, 1994 and 1993.

  The current valuation allowance offsets foreign tax benefits established in the PTI acquisition which may not be realized. To the extent the benefits are realized, the valuation allowance will be reversed with a corresponding reduction in the cost in excess of net assets acquired resulting from the PTI acquisition. The non-current valuation allowance is primarily attributable to the capital loss carryforwards, which are available to use primarily through fiscal 1996. The change in the non-current valuation allowance relates to capital loss carryforward benefits realized in discontinued operations.

  Management of the Company has determined, based on the Company's history of prior operating earnings and its expectations for the future, that operating income will more likely than not be sufficient to utilize the tax credit and net operating loss carryforwards in their carryforward periods, which run substantially through fiscal 2007. The undistributed earnings of the Company's foreign subsidiaries have been reinvested in each country, and are not expected to be remitted back to the parent company. Accordingly, no federal income taxes have been provided on such earnings as of February 28, 1994. The determination of the possible tax effect relating to such reinvested income is not practicable.

                            MARK IV INDUSTRIES, INC.

  The provision for taxes on income from continuing operations for fiscal 1994, 1993, and 1992 differs from the amount computed using the United States statutory income tax rate as follows (dollars in thousands):

                                           1994        1993          1992
                                          -------  ------------- -------------
                                                   (AS RESTATED) (AS RESTATED)
   Expected tax at United States statu-
    tory income tax rate................. $28,600     $21,100       $14,100
   Permanent differences.................   1,200         900           400
   State and local income taxes..........   1,200         600           700
   Tax credits...........................    (500)       (400)         (800)
   Foreign tax rate differences..........     100         700           300
                                          -------     -------       -------
       Total provision for taxes......... $30,600     $22,900       $14,700
                                          =======     =======       =======

  As a result of prior acquisitions, the retroactive adoption of SFAS No. 109 resulted in increases in property, plant and equipment of $17,800,000; cost in excess of net assets acquired of $43,000,000; deferred tax assets of $19,000,000 and deferred tax liabilities of $79,800,000. The adoption of SFAS No. 109 also resulted in a cumulative decrease in stockholders' equity as of February 28, 1991 of $7,800,000, which adjustment included increased tax expense for preceding years through fiscal 1991 of $800,000. The increase in property, plant and equipment and cost in excess of net assets acquired resulted in increased depreciation and amortization in prior years of approximately $2,500,000 per year, of which $2,000,000 relates to continuing operations, and $500,000 relates to discontinued operations. The effects of this accounting change on the results of continuing operations for fiscal 1993 and 1992 are as follows (dollars in thousands, except per share data):

                                                              1993     1992
                                                             -------  -------
   Income from continuing operations before provision for
    taxes................................................... $(2,000) $(2,000)
   Provision for taxes......................................    (600)     300
                                                             -------  -------
     Income from continuing operations...................... $(2,600) $(1,700)
                                                             =======  =======
   Income per share from continuing operations:
     Primary................................................ $  (.06) $  (.05)
                                                             =======  =======
     Fully-diluted.......................................... $  (.05) $  (.04)
                                                             =======  =======

11. PENSION AND PROFIT SHARING PLANS

  The Company has a variety of defined benefit plans covering both union and non-union employees. Under the union plans, employee benefits are computed based on a dollar amount multiplied by the number of years of service. Benefits under the non-union plans are computed in a similar manner for certain plans, and based on the employees' earnings in other plans.

                            MARK IV INDUSTRIES, INC.

  The following table sets forth the funded status of the defined benefit plans and the amounts recognized in the Company's consolidated balance sheets at February 28, 1994 and 1993 (dollars in thousands):

                                                          1994         1993
                                                        ---------  -------------
                                                                   (AS RESTATED)
   Actuarial present value of benefit obligations:
     Vested...........................................  $(233,300)   $(202,900)
                                                        =========    =========
     Accumulated......................................  $(236,100)   $(204,800)
                                                        =========    =========
     Projected........................................  $(241,900)   $(211,100)
   Plan assets at fair value..........................    314,300      300,100
                                                        ---------    ---------
   Plan assets in excess of projected benefit obliga-
    tion..............................................     72,400       89,000
   Unrecognized net loss and differences in assump-
    tions.............................................     36,400        6,800
   Unrecognized prior service costs...................      3,100        2,600
                                                        ---------    ---------
   Prepaid pension cost recognized in the consolidated
    balance sheets....................................  $ 111,900    $  98,400
                                                        =========    =========

  The plans' assets consist of corporate and government bonds, guaranteed investment contracts, listed common stocks and real estate investments. Included in the plans' assets are common stock of the Company with a market value of approximately $16,500,000 and the Company's 6 1/4% and 8 3/4% subordinated debentures with a market value of $11,800,000 at February 28, 1994.

  Net pension income for the defined benefit plans in fiscal 1994, 1993, and 1992 includes the following components (dollars in thousands):

                                           1994        1993          1992
                                         --------  ------------- -------------
                                                   (AS RESTATED) (AS RESTATED)
   Service cost-benefits earned during
    the period.......................... $ (2,900)   $ (2,700)     $ (2,500)
   Interest cost on projected benefit
    obligation..........................  (18,200)    (17,300)      (16,900)
   Actual return on assets..............   32,100      36,600        36,400
   Net amortization and deferral........    2,500      (4,100)       (6,300)
                                         --------    --------      --------
     Net pension income................. $ 13,500    $ 12,500      $ 10,700
                                         ========    ========      ========

  The following assumptions were utilized to measure net pension income for each of the fiscal years presented, as well as the projected benefit obligation as of the end of the fiscal years:

                                                             1994   1993   1992
                                                            ------ ------ ------
   Discount rate...........................................  7.75%  9.00%  9.00%
   Expected long-term rate of return....................... 12.00% 12.00% 12.00%
   Average increase in compensation........................  5.00%  5.00%  5.00%

  As a result of the change in the discount rate, the projected benefit obligation as of February 28, 1994 is approximately $25,000,000 more than it would have been using the previous 9% discount rate. The change had no effect on net pension income in fiscal 1994, and is expected to reduce pension income in fiscal 1995 by approximately $500,000.

  The Company also has defined contribution pension and profit sharing plans for a significant number of its salaried and hourly employees. The Company's contributions to these plans is based on various percentages

                           MARK IV INDUSTRIES, INC.

of compensation, and in some instances is based upon the amount of the employees' contributions to the plans. The annual cost of these plans amounted to approximately $6,700,000; $6,600,000; and $6,000,000 in fiscal 1994, 1993 and 1992, respectively.

12. POSTRETIREMENT BENEFITS

  The Company currently provides health and life insurance benefits to a number of existing retirees from certain of its operations under the provisions of a number of different plans. Contributions currently required to be paid by the retirees towards the cost of such plans range from zero to 100%. The Company also has a number of active employees who might receive such benefits upon their retirement. The plans which relate to retirees and active non-union employees include provisions which allow the Company to increase the cost to participants, or otherwise modify or terminate them as determined by management. The plans which relate to active union employees are subject to modification in the same manner as are all other compensation and benefits matters in the process of the Company's negotiations of contracts covering its union employees. The cash cost incurred by the Company for its retirees amounted to approximately $4,600,000; $3,600,000; and $3,300,000 in fiscal 1994, 1993 and 1992, respectively. Through fiscal 1993, the Company accounted for the cost of these postretirement benefits on the cash basis as they were paid.

  The Financial Accounting Standards Board (FASB) issued Statement No. 106, Employers Accounting for Postretirement Benefits Other Than Pensions (SFAS No.
106) in December 1990. SFAS No. 106 requires the estimated present-value of the Company's liability for its commitments to provide health and life insurance benefits to its retirees to be included in the balance sheet, either entirely as of the date of adoption, or over a transition period. Such liability is referred to as the Accumulated Benefit Obligation (ABO). The related expense is required to be recognized on the accrual method over the remaining years of the employees' active service, up to the dates of individual eligibility to retire and begin receiving the benefit. The Company adopted this new accounting rule as of March 1, 1993, the beginning of fiscal 1994. Prior to its adoption of SFAS No. 106, the Company advised the participants of certain plan design changes, including the establishment of caps on the amount of annual expense to be incurred by the Company. The participants are now required to pay 100% of the excess of costs incurred over the established annual caps, in addition to whatever contribution percent is required of the retirees for amounts incurred up to the amount of the caps. Actuarial calculations indicate the Company's actual costs are not expected to reach the substantial majority of the caps until fiscal 1996, and assume an annual health-care cost trend rate of 10% until that time.

  The Company adopted SFAS No. 106 by recognizing the ABO entirely in fiscal 1994. The ABO was calculated on an actuarial basis using a 9% discount rate, and amounted to approximately $40,000,000 as of the March 1, 1993 adoption date. Since the Company also adopted SFAS No. 109--Accounting for Income Taxes at the same date, the Company recognized a deferred tax asset of $14,000,000 representing the future tax benefits to be received related to the ABO. The resulting net charge of $26,000,000 ($.51 per fully diluted share) from the adoption of SFAS No. 106 has been included as the cumulative effect of a change in accounting principle in the consolidated statement of income for fiscal 1994. The company continues to fund such costs on the cash-basis, and such cash costs for these plans in fiscal 1994 have been charged against the ABO.

                            MARK IV INDUSTRIES, INC.

  The ABO for fiscal 1994, and the reconciliation to the amount provided in the consolidated balance sheet, is comprised of the following elements (dollars in thousands):

                                                               FISCAL 1994
                                                         -----------------------
                                                             END      BEGINNING
                                                         OF THE YEAR OF THE YEAR
                                                         ----------- -----------
   Accumulated post-retirement benefit obligation:
     Retirees and beneficiaries receiving benefits.....    $34,700     $29,300
     Active employees, fully eligible for benefits.....      4,600       4,900
     Active employees, not fully eligible for benefits.      6,500       5,800
                                                           -------     -------
       Total accumulated benefit obligation............     45,800      40,000
   Unrecognized net loss...............................     (6,600)        --
                                                           -------     -------
     Post-retirement benefit liability recognized in
      the balance sheet................................    $39,200     $40,000
                                                           =======     =======

  The Company's postretirement benefit expense for fiscal 1994 on the accrual method was $3,800,000. The expense is made up of a service cost for active employees of $400,000 and interest on the ABO of $3,400,000. Such cost was approximately $800,000 less than the cash-basis expense for the year, or $500,000 after tax effects ($.01 per share). The unrecognized net loss is primarily the result of a change in the discount rate from 9% at the beginning of the year to 7 3/4% at the end of the year, plus the excess of the cash-basis expense over the accrual basis expense. The change in the discount rate and the amortization of the unrecognized net loss will not have a significant effect on the Company's postretirement benefit expense for fiscal 1995. As a result of the cost caps, a 1% change in the health-care cost trend rate would have a nominal effect on the Company's ABO and annual cost.

13. LEGAL PROCEEDINGS

  A subsidiary of the Company was the defendant in a patent infringement case which was tried in the latter part of fiscal 1994. The decision of the Court was reached in April 1994 in favor of the plaintiff, awarding them damages and issuing an injunction which prohibits the Company from any further use of the technology at issue. Prior to the court's decision, the Company had stopped using the technology in question; therefore, the injunction will have no impact on the Company's future sales and marketing efforts. If the judgement for the plaintiff is upheld on appeal, the after-tax cost to the Company could be in the range of $2,300,000. Management of the Company has been advised by its legal counsel as to the merits of its arguments, and continues to believe it has not infringed on the plaintiff's patent.

  In view of the above, management has directed its legal counsel to pursue the appeal process as diligently as possible. Management believes the ultimate conclusions of law will be decided upon by the appeals court in favor of the Company. However, in view of the trial court's findings, an accrual has been established to provide for the cost of the resolution of this issue in the event the Company is not successful. The litigation accrual did not have an effect on income, since the effects of establishing it have been offset by the reversal of accrued liabilities related to an acquisition in fiscal 1991 which management has determined are no longer required.

  The Company is involved in various other legal and environmental related issues. In the opinion of the Company's management, the ultimate cost to resolve these matters will not have a material adverse effect on the Company's financial position.

                            MARK IV INDUSTRIES, INC.

14. STOCKHOLDERS' EQUITY AND STOCK OPTIONS

  The Company's Board of Directors declared five percent stock dividends which were distributed in April 1994, May 1993 and July 1992, and a three-for-two stock split in fiscal 1992. All earnings per share amounts have been calculated as if the stock distributions had occurred on March 1, 1991, the beginning of fiscal 1992. As a result of these stock distributions, the conversion price of the Company's 6 1/4% Convertible Subordinated Debentures is $14.37 per share and approximately 7,944,000 shares have been reserved for such conversion.

  In December 1993, the Company's Board of Directors authorized the repurchase of approximately 4,200,000 shares, or approximately 10 percent of the Company's outstanding common stock. This authorization, in addition to authorizations remaining from previous years, gives the Company the authority to repurchase a total of 6,400,000 additional shares, or 15% of its outstanding common stock as of February 28, 1994. The Company did not acquire any of its common stock in fiscal 1994 or fiscal 1993.

  The Company's Incentive Stock Option Plans provide for granting officers and other key employees options to purchase the Company's common stock at an exercise price equal to 100% of the market price on the date of grant. The options may be exercised in cumulative annual increments of 25% commencing one year after the date of grant, and have a maximum duration of seven to ten years. There were 1,449,467 and 1,447,735 shares reserved for the future granting of options at February 28, 1994 and 1993.

  The following table summarizes the Company's stock option transactions for fiscal 1994, 1993 and 1992:

                                 1994              1993             1992
                           ----------------- ----------------- ----------------
                                     AVERAGE           AVERAGE          AVERAGE
                            OPTION   OPTION   OPTION   OPTION  OPTION   OPTION
                            SHARES    PRICE   SHARES    PRICE  SHARES    PRICE
                           --------  ------- --------  ------- -------  -------
Balance at beginning of
 year.....................  737,285  $ 7.65   843,097  $ 4.25  526,175   $2.94
Activity during the year:
  Granted.................   13,650  $19.29   233,399  $13.05  342,078   $6.26
  Exercised............... (167,314) $ 3.88  (335,738) $ 3.00  (24,941)  $2.65
  Canceled................  (15,383) $ 9.64    (3,473) $ 6.19     (215)  $3.49
                           --------          --------          -------
Balance at end of year:
  Outstanding.............  568,238  $ 8.98   737,285  $ 7.65  843,097   $4.25
                           ========          ========          =======
  Exercisable.............  255,050  $ 7.17   258,841  $ 4.12  486,661   $2.90
                           ========          ========          =======

  The Company's Board of Directors established a Restricted Stock Plan in fiscal 1993. In fiscal 1994, the Company granted certain executives restricted stock awards with respect to 336,262 shares at $.01 par value per share. As a result, common stock and additional paid-in capital have been increased by a total of $6,600,000 based upon the market value of the stock as of the grant date. The restrictions on the stock lapse after a five year period, or sooner if certain performance measurements of the Company are achieved. Therefore, the expense will be recognized as it is earned over the restriction period, with $800,000 recognized as an expense in fiscal 1994. The unearned balance of $5,800,000 as of February 28, 1994 has been presented as an offset to additional paid-in capital. Approximately 50,000 shares remain available for issuance under this plan as of February 28, 1994.

  At a special meeting of the company's stockholders in December 1991, the Company's Certificate of Incorporation was amended to increase the authorized shares of the Company's common stock, from 25,000,000 to 100,000,000 and to increase the authorized shares of the Company's preferred stock, from 1,000,000 to 10,000,000. There are no shares of preferred stock outstanding at the present time.

                            MARK IV INDUSTRIES, INC.

15. INDUSTRY SEGMENTS AND GEOGRAPHIC AREAS

  As a result of the Company's discontinuance and sale of certain of its non-core businesses in fiscal 1994 and 1993, and its PTI acquisition in June 1993, it has modified its industry segment definitions and descriptions for fiscal 1994. The Company now classifies its operations into the following three core business segments:

    (i) Power and Fluid Transfer, which includes the design and manufacture of automotive aftermarket and OEM belts, hose, couplings, accessory drive systems and fluid transfer assemblies; industrial belts, hose and fittings, and garden hose.

    (ii) Transportation, which includes the design and manufacture of products and systems for mass transit, such as door systems, lighting, and informational display devices and applications for bus and rail transit vehicles; traffic, such as advanced traffic control and management systems, directional information and warning signs for roads and highways, and automatic (intelligent) vehicle identification for toll collection and traffic control; and commercial aviation, such as aircraft interior lighting and air-diffusion, and aircraft emergency lighting and night vision compatibility.

    (iii) Professional Audio, which includes the design and manufacture of products and systems used primarily in the high-performance professional audio market, such as professional performance microphones, speakers, mixers, and amplifiers; high-fidelity public address and musical instrument loudspeaker systems; audio signal processors, sound reinforcement equipment, and sound enhancement and noise canceling equipment.

                            MARK IV INDUSTRIES, INC.

  The continuing operations and classifications for fiscal 1993 and 1992 have been presented in a manner consistent with the information presented for fiscal 1994. All sold or discontinued operations have been excluded from the following industry segment and geographic information, and included in the Corporate category where applicable. Information concerning the Company's business segments for fiscal 1994, 1993 and 1992 is as follows (dollars in thousands):

                                           1994         1993          1992
                                        ----------  ------------- -------------
                                                    (AS RESTATED) (AS RESTATED)
NET SALES TO CUSTOMERS
  Power and Fluid Transfer............. $  852,100   $  709,400    $  635,200
  Transportation.......................    218,600      199,500       199,900
  Professional Audio...................    173,500      176,800       169,200
                                        ----------   ----------    ----------
    Total net sales to customers....... $1,244,200   $1,085,700    $1,004,300
                                        ==========   ==========    ==========
OPERATING INCOME
  Power and Fluid Transfer............. $   97,800   $   79,200    $   67,000
  Transportation.......................     27,000       24,900        27,100
  Professional Audio...................     21,900       22,000        23,900
                                        ----------   ----------    ----------
    Total operating income.............    146,700      126,100       118,000
  General corporate....................    (14,900)     (12,500)       (9,400)
  Interest expense and loss on
   securities transactions.............    (50,100)     (51,600)      (67,100)
                                        ----------   ----------    ----------
    Income from continuing operations,
     before provision for taxes........ $   81,700   $   62,000    $   41,500
                                        ==========   ==========    ==========
IDENTIFIABLE ASSETS
  Power and Fluid Transfer............. $  826,000   $  622,500    $  618,400
  Transportation.......................    236,100      220,600       194,900
  Professional Audio...................    162,700      158,900       159,400
  General corporate....................     57,500      122,800       131,800
                                        ----------   ----------    ----------
    Total identifiable assets.......... $1,282,300   $1,124,800    $1,104,500
                                        ==========   ==========    ==========
DEPRECIATION AND AMORTIZATION
  Power and Fluid Transfer............. $   27,500   $   19,100    $   16,500
  Transportation.......................      7,100        6,700         5,600
  Professional Audio...................      4,500        4,400         4,300
  General corporate....................      2,600        1,900         1,900
                                        ----------   ----------    ----------
    Total depreciation and
     amortization...................... $   41,700   $   32,100    $   28,300
                                        ==========   ==========    ==========
CAPITAL OUTLAYS
  Power and Fluid Transfer............. $   31,900   $   25,800    $   13,100
  Transportation.......................      7,000        6,800         4,300
  Professional Audio...................      2,500        1,700         1,600
  General corporate....................        --         1,200         1,700
                                        ----------   ----------    ----------
    Total capital outlays.............. $   41,400   $   35,500    $   20,700
                                        ==========   ==========    ==========

  Operating income represents total revenues less operating expenses, and excludes general corporate expenses, interest expense and income taxes. Litigation costs are considered to be corporate expenses. Identifiable assets are those assets employed in each segment's operation, including an allocated value to each segment of cost in excess of net assets acquired. Corporate assets consist primarily of cash, marketable securities, investments and assets not employed in production and net assets of discontinued operations.

                            MARK IV INDUSTRIES, INC.

  The Company's foreign operations are located primarily in Europe, and to a lesser extent in Canada and the Far East. Information concerning the Company's operations by geographic area for fiscal 1994, 1993 and 1992 is as follows (dollars in thousands):

                                             1994        1993          1992
                                          ---------- ------------- -------------
                                                     (AS RESTATED) (AS RESTATED)
NET SALES TO CUSTOMERS
  United States.......................... $  884,500  $  815,200    $  798,500
  Foreign................................    359,700     270,500       205,800
                                          ----------  ----------    ----------
    Total net sales to customers......... $1,244,200  $1,085,700    $1,004,300
                                          ==========  ==========    ==========
OPERATING INCOME
  United States.......................... $  105,700  $  102,100    $   99,700
  Foreign................................     41,000      24,000        18,300
                                          ----------  ----------    ----------
    Total operating income............... $  146,700  $  126,100    $  118,000
                                          ==========  ==========    ==========
IDENTIFIABLE ASSETS
  United States.......................... $  898,700  $  916,800    $  873,400
  Foreign................................    383,600     208,000       231,100
                                          ----------  ----------    ----------
    Total identifiable assets............ $1,282,300  $1,124,800    $1,104,500
                                          ==========  ==========    ==========

  The net sales to customers reflect the sales of the operating units in each geographic area to unaffiliated customers. Export sales from the United States to unaffiliated customers were $71,300,000; $67,800,000 and $66,500,000 in fiscal 1994, 1993, and 1992, respectively. Inter-segment sales are not material. Sales between geographic areas are accounted for at prices which are competitive with prices charged to unaffiliated customers.

                           MARK IV INDUSTRIES, INC.

16. QUARTERLY FINANCIAL DATA AND INFORMATION (UNAUDITED)

  The following table sets forth the unaudited quarterly results of operations for each of the fiscal quarters in the years ended February 28, 1994 and 1993. As a result of the decision to discontinue the Company's non-core businesses and the adoption of SFAS No. 109, the Company's results of operations for each of its fiscal quarters in the year ended February 28, 1993 have been restated (dollars in thousands, except per share data):

                             FIRST     SECOND    THIRD     FOURTH     TOTAL
        FISCAL 1994         QUARTER   QUARTER   QUARTER   QUARTER      YEAR
        -----------         --------  --------  --------  --------  ----------
Net sales.................. $287,800  $316,600  $320,000  $319,800  $1,244,200
Gross profit (a)........... $102,000  $110,800  $113,800  $114,100  $  440,700
Income from continuing
 operations................ $ 13,600  $ 13,100  $ 12,800  $ 11,600  $   51,100
Extraordinary items........  (21,700)      --        --        --      (21,700)
Cumulative effect of
 accounting change.........  (26,000)      --        --        --      (26,000)
                            --------  --------  --------  --------  ----------
    Net income............. $(34,100) $ 13,100  $ 12,800  $ 11,600  $    3,400
                            ========  ========  ========  ========  ==========
Income per share (b) (c):
 Primary:
   Continuing operations... $    .32  $    .31  $    .30  $    .27  $     1.20
   Extraordinary items.....     (.51)      --        --        --         (.51)
   Cumulative effect of
    accounting change......     (.62)      --        --        --         (.61)
                            --------  --------  --------  --------  ----------
    Net income............. $   (.81) $    .31  $    .30  $    .27  $      .08
                            ========  ========  ========  ========  ==========
Fully-diluted:
   Continuing operations... $    .29  $    .28  $    .27  $    .25  $     1.09
   Extraordinary items.....     (.43)      --        --        --         (.43)
   Cumulative effect of
    accounting change......     (.51)      --        --        --         (.51)
                            --------  --------  --------  --------  ----------
    Net income............. $   (.65) $    .28  $    .27  $    .25  $      .15
                            ========  ========  ========  ========  ==========
        FISCAL 1993
        -----------
Net sales.................. $271,000  $268,600  $270,700  $275,400  $1,085,700
Gross profit (a)........... $ 97,200  $ 95,100  $ 98,000  $ 96,600  $  386,900
Income from continuing
 operations................ $ 10,300  $  8,900  $ 10,800  $  9,100  $   39,100
Income from discontinued
 operations................    1,300     2,400       500      (600)      3,600
Extraordinary items........      --       (400)   (1,600)   (1,700)     (3,700)
                            --------  --------  --------  --------  ----------
    Net income............. $ 11,600  $ 10,900  $  9,700  $  6,800  $   39,000
                            ========  ========  ========  ========  ==========
Income per share (b) (c):
 Primary:
   Continuing operations... $    .25  $    .21  $    .26  $    .22  $      .93
   Discontinued operations.      .03       .06       .01      (.02)        .09
   Extraordinary items.....      --       (.01)     (.04)     (.04)       (.09)
                            --------  --------  --------  --------  ----------
    Net income............. $    .28  $    .26  $    .23  $    .16  $      .93
                            ========  ========  ========  ========  ==========
Fully-diluted:
   Continuing operations... $    .23  $    .20  $    .24  $    .20  $      .87
   Discontinued operations.      .02       .05       .01      (.01)        .07
   Extraordinary items.....      --       (.01)     (.03)     (.03)       (.07)
                            --------  --------  --------  --------  ----------
    Net income............. $    .25  $    .24  $    .22  $    .16  $      .87
                            ========  ========  ========  ========  ==========

- --------
(a) Excluding depreciation expense.
(b) The sum of the quarterly amounts do not equal the total as a result of the common stock transactions discussed in Note 14. The impact of those transactions on the determination of the weighted average number of shares outstanding is different in each quarter, and for the year in total.
(c) Restated to reflect the five percent stock dividend issued in April 1994.

                            MARK IV INDUSTRIES, INC.

                CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)

                                AUGUST 31, 1994
                             (DOLLARS IN THOUSANDS)

                               ASSETS
Current Assets:
  Cash.............................................................. $      700
  Accounts receivable...............................................    298,200
  Inventories.......................................................    265,300
  Other current assets..............................................     47,700
                                                                     ----------
    Total current assets............................................    611,900
Pension related and other non-current assets........................    146,200
Property, plant and equipment, net..................................    369,400
Cost in excess of net assets acquired and deferred charges..........    208,000
                                                                     ----------
    TOTAL ASSETS.................................................... $1,335,500
                                                                     ==========
                 LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
  Notes payable and current maturities of debt...................... $   53,000
  Accounts payable..................................................    112,600
  Compensation related liabilities..................................     40,500
  Accrued interest..................................................     14,800
  Accrued expenses and other liabilities............................     71,900
  Income taxes payable..............................................      8,800
                                                                     ----------
    Total current liabilities.......................................    301,600
                                                                     ----------
Long-Term Debt:
  Senior debt.......................................................    178,900
  Subordinated debentures...........................................    372,200
                                                                     ----------
    Total long-term debt............................................    551,100
                                                                     ----------
Other non-current liabilities.......................................    100,300
                                                                     ----------
Stockholders' Equity:
  Common stock......................................................        400
  Additional paid-in capital........................................    262,600
  Retained earnings.................................................    120,000
  Foreign currency translation adjustment...........................       (500)
                                                                     ----------
    Total stockholders' equity......................................    382,500
                                                                     ----------
    TOTAL LIABILITIES & STOCKHOLDERS' EQUITY........................ $1,335,500
                                                                     ==========

   The accompanying notes are an integral part of these financial statements.

                            MARK IV INDUSTRIES, INC.

      CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (UNAUDITED)

            FOR THE SIX MONTH PERIODS ENDED AUGUST 31, 1994 AND 1993
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              1994      1993
                                                            --------  --------
Net sales.................................................. $721,000  $604,500
                                                            --------  --------
Operating costs:
  Cost of products sold....................................  468,600   391,600
  Selling and administration...............................  133,300   110,300
  Research and development.................................   15,600    15,300
  Depreciation and amortization............................   23,200    19,800
                                                            --------  --------
    Total operating costs..................................  640,700   537,000
                                                            --------  --------
  Operating income.........................................   80,300    67,500
Interest expense...........................................   25,300    24,900
                                                            --------  --------
  Income before provision for income taxes.................   55,000    42,600
Provision for income taxes.................................   21,200    15,900
                                                            --------  --------
  Income before extraordinary items and cumulative effect
   of accounting change....................................   33,800    26,700
Extraordinary items, net of tax............................      --    (21,700)
Cumulative effect of accounting change.....................      --    (26,000)
                                                            --------  --------
  Net income (loss)........................................   33,800   (21,000)
Retained earnings--beginning of the period.................   88,600   128,300
Cash dividends of $.055 and $.048 per share................   (2,400)   (2,000)
                                                            --------  --------
  Retained earnings--end of the period..................... $120,000  $105,300
                                                            ========  ========
Net income per share of common stock:
  Primary:
   Income before extraordinary items and accounting change. $    .79  $    .63
   Extraordinary items.....................................      --       (.51)
   Cumulative effect of accounting change..................      --       (.62)
                                                            --------  --------
    Net income (loss)...................................... $    .79  $   (.50)
                                                            ========  ========
  Fully-diluted:
   Income before extraordinary items and accounting change. $    .71  $    .57
   Extraordinary items.....................................      --       (.43)
   Cumulative effect of accounting change..................      --       (.51)
                                                            --------  --------
    Net income (loss)...................................... $    .71  $   (.37)
                                                            ========  ========
Weighted average number of shares outstanding:
  Primary..................................................   42,737    42,276
                                                            ========  ========
  Fully-diluted............................................   51,027    50,589
                                                            ========  ========

    The accompanying notes are an integral part of these financial statements.

                            MARK IV INDUSTRIES, INC.

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

            FOR THE SIX MONTH PERIODS ENDED AUGUST 31, 1994 AND 1993
                             (DOLLARS IN THOUSANDS)

                                                              1994      1993
                                                            --------  --------
Cash flows from operating activities:
  Income before extraordinary items........................ $ 33,800  $ 26,700
  Items not affecting cash:
   Depreciation and amortization...........................   23,200    19,800
   Pensions and other......................................   (5,000)   (5,300)
                                                            --------  --------
    Net cash provided by earnings..........................   52,000    41,200
  Other adjustments to reconcile income to net cash pro-
   vided by (used in) operating activities:
   Changes in assets and liabilities, net of effects of
    businesses acquired:
    Accounts receivable....................................  (20,600)    7,300
    Inventories............................................    2,000   (12,100)
    Other assets...........................................   (5,600)  (11,800)
    Accounts payable.......................................   11,800    (1,800)
    Other liabilities......................................    6,100   (11,100)
                                                            --------  --------
    Net cash provided by operations........................   45,700    11,700
  Extraordinary items, before deferred charges.............      --    (30,000)
                                                            --------  --------
   Net cash provided by (used in) operating activities.....   45,700   (18,300)
                                                            --------  --------
Cash flows from investing activities:
  Acquisitions and divestitures, net.......................  (12,700)  (31,500)
Purchase of plant and equipment............................  (16,300)  (20,400)
                                                            --------  --------
   Net cash used in investing activities...................  (29,000)  (51,900)
                                                            --------  --------
Cash flows from financing activities:
  Credit agreement borrowings, net.........................  (15,300)   (8,100)
  Purchases of subordinated debt...........................      --   (190,200)
  Issuance of senior subordinated notes....................      --    258,000
  Other changes in debt, net...............................    1,000    11,000
  Common stock transactions................................      300       500
  Cash dividends paid......................................   (2,400)   (2,000)
                                                            --------  --------
   Net cash provided by (used in) financing activities.....  (16,400)   69,200
                                                            --------  --------
  Effect of exchange rate fluctuations.....................     (100)     (200)
                                                            --------  --------
   Net increase (decrease) in cash.........................      200    (1,200)
Cash and cash equivalents:
    Beginning of the year..................................      500     2,700
                                                            --------  --------
    End of the period...................................... $    700  $  1,500
                                                            ========  ========

    The accompanying notes are an integral part of these financial statements.

                            MARK IV INDUSTRIES, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. In the opinion of the Company's management, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position of the Company at August 31, 1994, and the results of its operations and its cash flows for the six month period ended August 31, 1994 and 1993. Such results are not necessarily indicative of the results to be expected for the full year.

2. Accounts receivable are presented net of allowances for doubtful accounts of $19,800,000 at August 31, 1994.

3. Inventories consist of the following components at August 31, 1994 (dollars in thousands):

   Raw materials, parts and sub-assemblies............................ $ 79,400
   Work-in-process....................................................   44,800
   Finished goods.....................................................  141,100
                                                                       --------
     Inventories...................................................... $265,300
                                                                       ========

  Since physical inventories taken during the year do not necessarily coincide with the end of a quarter, management has estimated the composition of inventories with respect to raw materials, work-in- process and finished goods. It is management's opinion that this estimate represents a reasonable approximation of the inventory breakdown as of August 31, 1994.

4. Property, plant and equipment is stated at cost and consists of the following components at August 31, 1994 (dollars in thousands):

   Land and land improvements......................................... $ 35,800
   Buildings..........................................................  117,900
   Machinery and equipment............................................  348,600
                                                                       --------
     Total property, plant and equipment..............................  502,300
   Less accumulated depreciation......................................  132,900
                                                                       --------
     Property, plant and equipment, net............................... $369,400
                                                                       ========

5. For purposes of cash flows, the Company considers overnight investments as cash equivalents. The Company paid interest of approximately $24,800,000 and $27,000,000 in the six-month periods ended August 31, 1994 and 1993, respectively. Such amounts include $700,000 and $1,100,000 allocated to the costs of discontinued operations in the six month periods ended August 31, 1994 and 1993, respectively. The Company also paid income taxes of approximately $6,100,000 and $10,300,000 in the six month periods ended August 31, 1994 and 1993, respectively.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Purolator Products Company:

  We have audited the accompanying consolidated balance sheets of Purolator Products Company (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1993, 1992 and 1991. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Purolator Products Company and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for the years ended December 31, 1993, 1992, and 1991 in conformity with generally accepted accounting principles.

  As explained in Note 5 to the consolidated financial statements, effective January 1, 1991, the Company changed its method of accounting for postretirement benefit costs other than pensions.

                                          ARTHUR ANDERSEN LLP

Tulsa, Oklahoma
February 11, 1994

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                          DECEMBER 31,
                                                    --------------------------
                                                        1993          1992
                                                    ------------  ------------
                                                    (EXPRESSED IN THOUSANDS)
                      ASSETS
Current assets:
Cash and cash equivalents.......................... $      5,707  $      3,411
Trade accounts receivable, net.....................       63,766        63,834
Inventories, net...................................       73,473        87,130
Other current assets...............................        8,610         9,222
                                                    ------------  ------------
    Total Current Assets...........................      151,556       163,597
Land, buildings and equipment, net.................       75,551        72,239
Investments........................................       11,905         7,767
Intangible assets, net.............................      110,800       116,128
Other assets.......................................        9,255         4,735
                                                    ------------  ------------
    Total Assets................................... $    359,067  $    364,466
                                                    ============  ============
       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt............... $      4,243  $      3,936
Accounts payable...................................       32,387        31,465
Accrued liabilities................................       36,109        27,224
                                                    ------------  ------------
    Total Current Liabilities......................       72,739        62,625
Long-term debt, less current maturities............       38,971        69,039
Other noncurrent liabilities.......................       73,745        74,548
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $1.00 par value per share,
  10,000,000 shares authorized, no shares issued or
  outstanding......................................          --            --
  Common stock, $.01 par value per share,
  30,000,000 shares authorized, 11,212,500 and
  10,112,500 shares issued and outstanding.........          112           101
Additional paid-in capital.........................      326,944       311,437
Accumulated deficit................................     (140,573)     (151,230)
Additional minimum pension liability...............      (10,424)       (1,002)
Cumulative translation adjustment..................       (2,447)       (1,052)
                                                    ------------  ------------
    Total Stockholders' Equity.....................      173,612       158,254
                                                    ------------  ------------
    Total Liabilities and Stockholders' Equity..... $    359,067  $    364,466
                                                    ============  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                     1993     1992      1991
                                                   -------- --------  --------
                                                    (EXPRESSED IN THOUSANDS,
                                                   EXCEPT PER SHARE AMOUNTS)
Net sales......................................... $435,821 $417,888  $401,690
Cost of sales.....................................  333,488  318,507   310,265
                                                   -------- --------  --------
Gross Profit......................................  102,333   99,381    91,425
Selling, general and administrative expenses......   84,577   83,349    82,157
Nonrecurring charges..............................      --     2,888    39,980
                                                   -------- --------  --------
Operating Income (Loss)...........................   17,756   13,144   (30,712)
Interest expense..................................    4,119    8,475     9,059
Other income......................................    2,182    3,661     2,191
                                                   -------- --------  --------
Income (Loss) Before Income Taxes and Equity in
 Income (Loss) of Affiliates......................   15,819    8,330   (37,580)
Income tax provision (benefit)....................      461   (1,966)   (1,015)
Equity in income (loss) of affiliates.............    2,475      795    (1,445)
                                                   -------- --------  --------
Income (Loss) Before Cumulative Effect of Change
 in Accounting
 Principle........................................   17,833   11,091   (38,010)
                                                   ======== ========  ========
Cumulative effect of change in accounting princi-
 ple..............................................      --       --    (17,317)
                                                   -------- --------  --------
Net income (loss)................................. $ 17,833 $ 11,091  $(55,327)
Earnings (loss) per share:
Income (Loss) Before Cumulative Effect of Change
 in Accounting Principle.......................... $   1.59 $   1.29  $  (4.47)
Cumulative Effect of Change in Accounting Princi-
 ple..............................................      --       --      (2.04)
                                                   -------- --------  --------
Net Income (Loss)................................. $   1.59 $   1.29  $  (6.51)
                                                   ======== ========  ========
Weighted Average Shares Outstanding...............   11,182    8,550     8,500
                                                   ======== ========  ========


  The accompanying notes are an integral part of these consolidated financial statements.

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                   ADDITIONAL
                                            ADDITIONAL              MINIMUM   CUMULATIVE
                                             PAID-IN   ACCUMULATED  PENSION   TRANSLATION
                            SHARES   AMOUNT  CAPITAL     DEFICIT   LIABILITY  ADJUSTMENT   TOTAL
                          ---------- ------ ---------- ----------- ---------- ----------- --------
                                       (EXPRESSED IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balance, January 1,
 1991...................   8,500,000  $ 85   $263,831   $(106,994)  $ (1,423)   $ 1,318   $156,817
Changes in Additional
 Minimum Pension Liabil-
 ity....................         --    --         --          --          92        --          92
Translation Adjustment..         --    --         --          --         --         462        462
Net Loss................         --    --         --      (55,327)       --         --     (55,327)
                          ----------  ----   --------   ---------   --------    -------   --------
Balance, December 31,
 1991...................   8,500,000    85    263,831    (162,321)    (1,331)     1,780    102,044
Translation Adjustment..         --    --         --          --         --      (2,832)    (2,832)
Changes in Additional
 Minimum Pension Liabil-
 ity....................         --    --         --          --         329        --         329
Issuance of Stock, net..   1,612,500    16     22,645         --         --         --      22,661
Environmental Indemnifi-
 cation by Former Par-
 ent....................         --    --      17,700         --         --         --      17,700
Capital Contribution by
 Former
 Parent.................         --    --       7,261         --         --         --       7,261
Net Income..............         --    --         --       11,091        --         --      11,091
                          ----------  ----   --------   ---------   --------    -------   --------
Balance, December 31,
 1992...................  10,112,500   101    311,437    (151,230)    (1,002)    (1,052)   158,254
Translation Adjustment..         --    --         --          --         --      (1,395)    (1,395)
Changes in Additional
 Minimum Pension Liabil-
 ity....................         --    --         --          --      (9,422)       --      (9,422)
Issuance of Stock, net..   1,100,000    11     15,507         --         --         --      15,518
Dividends Paid ($0.64
 per share of Common
 Stock).................         --    --         --       (7,176)       --         --      (7,176)
Net Income..............         --    --         --       17,833        --         --      17,833
                          ----------  ----   --------   ---------   --------    -------   --------
Balance, December 31,
 1993...................  11,212,500  $112   $326,944   $(140,573)  $(10,424)   $(2,447)  $173,612
                          ==========  ====   ========   =========   ========    =======   ========


  The accompanying notes are an integral part of these consolidated financial statements.

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  YEAR ENDED DECEMBER 31,
                                                ------------------------------
                                                  1993       1992       1991
                                                ---------  ---------  --------
                                                  (EXPRESSED IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss)...........................  $  17,833  $  11,091  $(55,327)
Adjustments to reconcile net income (loss) to
 net cash provided by (used in) operating ac-
 tivities:
Depreciation and amortization.................     13,567     14,651    14,732
Equity in (income) loss of affiliates.........     (2,475)      (795)    1,445
Provision for losses on receivables...........      1,142      1,604     1,537
Provision for inventory reserves..............      2,949      3,474     7,811
Interest accretion on postretirement employee
 benefits obligations.........................      3,348      4,513     5,927
Amortization of debt origination costs........        611        --        --
Nonrecurring charges..........................        --       2,888    39,980
Write-downs of buildings and equipment........        --         426     4,085
Change in operating assets and liabilities,
 net of effects from acquisitions and disposi-
 tions:
 (Increase) decrease in receivables...........     (1,217)    (3,888)   12,980
 (Increase) decrease in inventories...........     10,708    (16,149)    2,638
 (Increase) decrease in other current assets..      3,483     (2,407)     (360)
 (Increase) decrease in other noncurrent as-
  sets........................................     (4,465)     1,012     1,675
 Increase (decrease) in accounts payable......        922     (4,464)    4,731
 Decrease in other current liabilities........     (1,689)    (7,166)  (25,009)
 Decrease in other noncurrent liabilities.....       (489)    (1,773)   (1,211)
 Increase (decrease) in postretirement em-
  ployee benefits obligations.................     (3,520)    (3,472)   14,155
 Other, net...................................     (1,363)    (2,539)    1,437
                                                ---------  ---------  --------
 Total adjustments............................     21,512    (14,085)   86,553
                                                ---------  ---------  --------
 Net cash provided by (used in) operating ac-
  tivities....................................     39,345     (2,994)   31,226
                                                ---------  ---------  --------
Cash flows from investing activities:
 Capital expenditures.........................    (13,552)   (10,835)   (7,905)
 Other, net...................................        177        830       122
 Investment in Purodenso......................     (2,000)    (2,500)   (2,500)
                                                ---------  ---------  --------
Net cash used in investing activities.........    (15,375)   (12,505)  (10,283)
                                                ---------  ---------  --------
Cash flows from financing activities:
  Proceeds from note payable to Former Parent.        --      67,000    46,000
  Payments on note payable to Former Parent...        --    (142,044)  (63,665)
  Debt origination costs......................       (272)    (2,085)      --
  Proceeds from stock issuance................     15,518     21,150       --
  Proceeds from long-term debt................    117,829     71,972     1,842
  Payments on long-term debt..................   (147,573)    (3,878)   (2,911)
  Dividends paid..............................     (7,176)       --        --
                                                ---------  ---------  --------
  Net cash provided by (used in) financing ac-
   tivities...................................    (21,674)    12,115   (18,734)
                                                ---------  ---------  --------
  Increase (decrease) in cash and cash equiva-
   lents......................................      2,296     (3,384)    2,209
  Cash and cash equivalents, beginning of pe-
   riod.......................................      3,411      6,795     4,586
                                                ---------  ---------  --------
  Cash and cash equivalents, end of period....  $   5,707  $   3,411  $  6,795
                                                =========  =========  ========
Supplemental disclosures of cash flow informa-
 tion:
  Interest payments...........................  $   3,125  $   9,112  $  8,760
  Tax payments................................      4,818        907       369

  The accompanying notes are an integral part of these consolidated financial statements.

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Basis of Presentation

  Effective December 21, 1992, Pennzoil Company ("Pennzoil" or the "Former Parent") together with Purolator Products Company, a Delaware corporation ("Purolator" or the "Company"), sold 10,000,000 shares of common stock of Purolator in concurrent domestic and international public offerings. Purolator did not receive any of the proceeds from the sales of shares held by the Former Parent (8,500,000). As a result of the completion of the offerings, the Former Parent does not own any shares of capital stock of the Company. On January 11, 1993, the Company sold 1,100,000 shares of common stock pursuant to the partial exercise of the over-allotment options granted to the underwriters in connection with the public offerings.

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of Purolator and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

 Foreign Currency Translation

  Foreign currency transactions and financial statements are translated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, Foreign Currency Translation. Assets and liabilities are translated to U.S. dollars at the current exchange rate at the end of the period. Income and expense accounts are translated using the weighted average exchange rate for the period. Adjustments arising from translation of foreign financial statements are reflected in the cumulative translation adjustment in the equity section of the consolidated balance sheet. Transaction gains and losses are included in net income (loss).

  The Company enters into forward foreign exchange contracts to hedge the effect of fluctuating currency rates on certain liabilities, such as accounts payable, that are denominated in foreign currencies. The contracts typically provide for the exchange of different currencies at specified future dates and rates. The gain or loss due to the difference between the forward exchange rates of the contracts and current rates offsets in whole or in part the loss or gain on the liabilities being hedged.

 Inventories

  Substantially all inventories are reported at cost, using the first-in, first-out (FIFO) method, which is lower than market.

 Land, Buildings and Equipment

  Land, buildings and equipment are stated at cost. Depreciation is provided generally on a straight-line basis over the estimated service lives of the respective classes of property. Estimated service lives are as follows:

                                                                           YEARS
                                                                           -----
      Land improvements................................................... 10-35
      Leasehold improvements..............................................  3-30
      Buildings and improvements..........................................  3-66
      Machinery and equipment.............................................  3-18

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

  Amortization of leasehold improvements is based upon the terms of the respective leases. Maintenance, repairs and betterments, including replacement of minor items of physical properties, are charged to expense; major additions to physical properties are capitalized. The cost of the assets retired or sold is credited to the asset accounts and the related accumulated depreciation is charged to the accumulated depreciation accounts. The gain or loss from sale or retirement of property, if any, is included in net income (loss).

 Investments

  Common stock investments in entities in which the Company owns equity interests ranging from 20 percent to 50 percent are accounted for under the equity method, pursuant to which the Company's share of the affiliate's operating results is included in net income (loss).

 Intangible Assets

  Intangible assets include goodwill which represents the excess of cost over the amount ascribed to the net assets of ongoing businesses purchased and is being amortized on a straight-line basis over a 40-year period.

  The cost of internally developed patents is charged to expense as incurred. Purchased patents are amortized over their estimated economic lives.

 Interest Rate Swap Agreement

  During 1993, the Company entered into an interest rate swap agreement which involved the exchange of fixed and floating rate interest payments periodically over the life of the agreement without the exchange of the underlying principal amounts. The differential to be paid or received is recorded as an adjustment to interest expense over the life of the agreement.

 Federal, State and Foreign Income Taxes

  Effective January 1, 1993, the Company adopted SFAS No. 109, Accounting for Income Taxes, which uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  The Company and its United States subsidiaries are included in the Former Parent's consolidated United States federal income tax returns for the year ended December 31, 1991 and the period from January 1, 1992 through December 21, 1992. The Company and the Former Parent previously entered into a tax sharing agreement ("Tax Sharing Agreement") which was intended to put the Company in the same position with regard to the amount of federal income taxes that it would pay if it filed a separate tax return. The agreement also provided that the Company would be reimbursed by the Former Parent for any tax losses or credits of the Company utilized by the Former Parent consolidated return group. The Tax Sharing Agreement was terminated effective September 30, 1992. The Company received no benefit for federal income tax losses which were generated during the period October 1, 1992 through December 21, 1992. The Company filed a separate federal income tax return for the period from December 22, 1992 through December 31, 1992.

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

 Capitalized Leases

  Assets and related obligations under certain long-term leases are capitalized. The related depreciation and the imputed interest expense are charged against income in lieu of lease rental expense.

 Earnings (Loss) Per Share

  Earnings (loss) per share are calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding. Stock options have been excluded from the calculations as their dilutive effect is not significant.

 Cash Flows Information

  For purposes of the consolidated statements of cash flows, all highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. The effect of changes in foreign exchange rates on cash balances is immaterial.

 Fair Value of Financial Instruments

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  Cash and Short-term Investments:

  The carrying amount approximates fair value because of the short maturity of those instruments.

  Notes Receivable:

  The carrying amount approximates fair value because interest rates are at or close to a reasonable market rate.

  Long-term Debt:

  The carrying amount approximates fair value because of the frequent repricing on revolving facilities.

  Forward Foreign Exchange Contracts:

  The fair value of forward foreign exchange contracts is estimated by obtaining a quote from a commercial bank. The carrying amount approximates fair value.

  Interest Rate Swap Agreement:

  The fair value of the Company's interest rate swap agreement is the estimated amount that the Company would receive or pay to terminate the agreement. Based on a quote from a commercial bank, the carrying amount of the swap agreement approximates the fair value.

 Reclassifications

  Certain prior year amounts have been reclassified to conform with the current year presentations. These reclassifications have no impact on net income
(loss).

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

2. DETAILS TO CONSOLIDATED BALANCE SHEETS:

                                                              DECEMBER 31,
                                                        -------------------------
                                                            1993         1992
                                                        ------------ ------------
                                                        (EXPRESSED IN THOUSANDS)
   Trade accounts receivable:
     Trade receivables................................. $     72,304 $     72,124
     Less allowances...................................        8,538        8,290
                                                        ------------ ------------
       Total, net...................................... $     63,766 $     63,834
                                                        ============ ============
     Inventories:
     Finished goods.................................... $     41,271 $     51,442
     Work in progress..................................        7,039        7,375
     Raw materials and supplies........................       27,850       33,124
                                                        ------------ ------------
       Total...........................................       76,160       91,941
     Less reserves.....................................        2,687        4,811
                                                        ------------ ------------
       Total, net...................................... $     73,473 $     87,130
                                                        ============ ============
   Land, buildings and equipment:
     Land and improvements............................. $      6,278 $      6,292
     Leasehold improvements............................        5,806        5,644
     Buildings and improvements........................       23,752       23,265
     Machinery and equipment...........................       69,120       64,817
     Construction in progress..........................       14,878        9,230
                                                        ------------ ------------
       Total...........................................      119,834      109,248
     Less accumulated depreciation and amortization....       44,283       37,009
                                                        ------------ ------------
       Total, net...................................... $     75,551 $     72,239
                                                        ============ ============
   Intangible assets:
     Goodwill (Note 4)................................. $    127,078 $    130,308
     Other.............................................        5,628        4,436
                                                        ------------ ------------
       Total...........................................      132,706      134,744
     Less accumulated amortization.....................       21,906       18,616
                                                        ------------ ------------
       Total, net...................................... $    110,800 $    116,128
                                                        ============ ============
   Accrued liabilities:
     Salaries and wages................................ $      4,856 $      4,828
     Employee pensions.................................       12,885        5,469
     Advertising.......................................        3,100        4,189
     Other.............................................       15,268       12,738
                                                        ------------ ------------
       Total........................................... $     36,109 $     27,224
                                                        ============ ============
   Other noncurrent liabilities:
     Postretirement employee benefits obligations...... $     64,280 $     64,452
     Other.............................................        9,465       10,096
                                                        ------------ ------------
       Total........................................... $     73,745 $     74,548
                                                        ============ ============

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

                                                    YEAR ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1993      1992      1991
                                                   --------  --------  --------
                                                    (EXPRESSED IN THOUSANDS)
   Allowance for accounts receivable:
     Balance, beginning of period................  $  8,290  $ 10,347  $ 13,032
     Provision for losses on receivables.........     1,142     1,604     1,537
     Receivables written off, net of recoveries..      (894)   (3,661)   (4,222)
                                                   --------  --------  --------
     Balance, end of period......................  $  8,538  $  8,290  $ 10,347
                                                   ========  ========  ========
   Allowance for inventories:
     Balance, beginning of period................  $  4,811  $  9,148  $  7,744
     Provision...................................     2,949     3,474     7,811
     Inventories written off and other adjust-
      ments......................................    (5,073)   (7,811)   (6,407)
                                                   --------  --------  --------
     Balance, end of period......................  $  2,687  $  4,811  $  9,148
                                                   ========  ========  ========
   Accumulated amortization of intangible assets:
     Balance, beginning of period................  $ 18,616  $ 13,853  $ 10,388
     Provision...................................     3,259     3,519     3,599
     Retirements and other.......................        31     1,244      (134)
                                                   --------  --------  --------
     Balance, end of period......................  $ 21,906  $ 18,616  $ 13,853
                                                   ========  ========  ========

3. DEBT:

                                                            DECEMBER 31,
                                                      -------------------------
                                                          1993         1992
                                                      ------------ ------------
                                                      (EXPRESSED IN THOUSANDS)
   Revolving credit facility with a group of banks,
    interest at 6.1%................................. $     10,000 $     30,000
   Term credit agreement with a group of banks, in-
    terest at 5.6%...................................       31,000       40,000
   Capital building lease obligation, payable in
    quarterly installments ranging from $14,600 to
    $56,750, including interest, through March 2036..        2,047        2,129
   Other debt and capital lease obligations..........          167          846
                                                      ------------ ------------
                                                            43,214       72,975
   Less--current maturities..........................        4,243        3,936
                                                      ------------ ------------
   Total long-term amount............................ $     38,971 $     69,039
                                                      ============ ============

  The Company amended its credit facility with a group of banks and Texas Commerce Bank National Association ("TCB"), as agent, (the "Credit Facility") during the fourth quarter of 1993. The amended agreement expands the total funds available under the revolving credit agreement by $20.0 million. The Credit Facility provides the Company with the ability to make individual acquisitions up to $20.0 million without the consent of the lenders under the Credit Facility and up to $45.0 million in the aggregate ("permitted acquisitions"). At December 31, 1993, the Credit Facility provided for a $65.0 million revolving credit facility (the "Revolving Credit Facility") and a $31.0 million term loan (the "Term Loan"). Up to $7.0 million of the Revolving Credit Facility is available for the issuance of letters of credit. The aggregate amount available for borrowing under the Revolving Credit Facility is limited to an amount equal to a specified borrowing base (generally consisting of 80 percent of certain accounts receivable balances and 45 percent of certain inventory balances of the Company and certain subsidiaries, with the inventory portion of the borrowing base not to exceed 50 percent of the borrowing base). At December 31, 1993, the Credit Facility provided for

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES quarterly principal payments on the Term Loan of $1.0 million beginning on March 31, 1994, escalating to $1.44 million on March 31, 1996. The final maturities of the Revolving Credit Facility and the Term Loan are four years and seven years, respectively, from the establishment of the original credit facility ("TCB Credit Facility") on December 14, 1992. Interest on the Revolving Credit Facility is at a variable rate equal to, at the option of the Company, LIBOR plus 1.75 percent, or the agent bank's "base rate" plus one percent. Interest on the Term Loan is at a variable rate equal to, at the option of the Company, LIBOR plus two percent, or the agent bank's "base rate" plus one percent. The interest rates for both the Revolving Credit Facility and the Term Loan are subject to reduction based upon the ratio of the total committed debt under the Credit Facility to the Company's earnings before interest, taxes, depreciation, obsolescence and amortization ("EBITDA").

  Borrowings under the Credit Facility are collateralized by liens on substantially all accounts receivable and inventory and certain patents and trademarks of the Company and certain subsidiaries, together with a pledge of all the capital stock of such subsidiaries, and are guaranteed by certain of those subsidiaries. The terms of the Credit Facility require the Company to meet certain financial covenants. The primary financial covenants require that the company maintain (i) net worth; as defined, $175.1 million at December 31, 1993; (ii) a current ratio greater than 1.5-to-1.0; and (iii) a fixed charge coverage ratio greater than 1.25-to-1.0 (1.0-to-1.0 inclusive of dividends).

  Additionally, certain covenants contained in the Credit Facility, among other things, generally (i) restrict the Company's incurrence of additional indebtedness or contractual contingent obligations to an aggregate of $7.5 million; (ii) prohibit the encumbrance of the Company's assets and the creation of negative pledges; (iii) restrict the transfer of the Company's assets (including dispositions of capital stock of certain of the Company's subsidiaries); (iv) prohibit the Company from engaging in any merger, consolidation or asset disposition transaction (except for disposition of previously scheduled non-producing assets); and (v) limit the Company's investments, other than permitted acquisitions, and extensions of credit in excess of $3.0 million.

  The Company leases certain of its plant facilities and equipment under capital leases. Lease payments are scheduled to coincide with the liquidation of the related debt obligations of the lessors.

  Future maturities of long-term debt and the minimum future annual obligations on all capitalized leases in effect as of December 31, 1993 are presented in the table below (expressed in thousands):

                                                                      AGGREGATE
                                                                      MATURITIES
                                                                      ----------
   1994..............................................................  $ 4,358
   1995..............................................................    4,249
   1996..............................................................   15,987
   1997..............................................................    5,987
   1998..............................................................    5,985
   Thereafter........................................................    8,820
                                                                       -------
   Total future maturities and minimum payments......................   45,386
   Less--amount representing interest on capital leases..............    2,172
                                                                       -------
   Future maturities and present value of net minimum payments.......   43,214
   Less--current portion.............................................    4,243
                                                                       -------
                                                                       $38,971
                                                                       =======

  At December 31, 1993, the Company had available revolving credit facilities aggregating $67.3 million with $10.1 million drawn under these facilities.

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

  As required by the Credit Facility, the Company entered into an interest rate agreement during 1993 to effectively fix or place a limit upon the interest payable with respect to at least 50% of the principal amount of the Term Loan. At December 31, 1993, the Company had outstanding an interest rate swap agreement with a commercial bank. Under the interest rate swap agreement, the Company pays an effective fixed interest rate of approximately 6.7% on a notional principal amount of $17.0 million. The agreement expires in 1996.

4. INCOME TAXES:

  Income (loss) before income taxes and equity in income (loss) of affiliates consists of the following:

                                                     YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                      1993     1992      1991
                                                     -------  -------  --------
                                                     (EXPRESSED IN THOUSANDS)
   Domestic......................................... $15,988  $ 9,352  $(37,005)
   Foreign..........................................    (169)  (1,022)     (575)
                                                     -------  -------  --------
       Total........................................ $15,819  $ 8,330  $(37,580)
                                                     =======  =======  ========

  Federal, state and foreign income tax provision (benefit) consists of the following:

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1993      1992      1991
                                                  --------  --------  --------
                                                   (EXPRESSED IN THOUSANDS)
   Current:
     U.S. federal and state...................... $  7,516  $ (2,555) $ (1,610)
     Foreign.....................................      461       589       595
                                                  --------  --------  --------
       Total current provision (benefit)......... $  7,977  $ (1,966) $ (1,015)
                                                  ========  ========  ========
   Deferred:
     U.S. federal and state......................  $(7,516)      --        --
     Foreign.....................................      --        --        --
                                                  --------  --------  --------
       Total deferred benefit.................... $ (7,516)      --        --
                                                  ========  ========  ========
   Total provision (benefit)..................... $    461  $ (1,966) $ (1,015)
                                                  ========  ========  ========

  A reconciliation of federal statutory and effective income tax rates is shown below:

                                                   YEAR ENDED DECEMBER 31,
                                                   --------------------------
                                                    1993     1992      1991
                                                   -------  -------   -------
   STATUTORY RATE.................................    35.0%    34.0 %   (34.0)%
   INCREASES (REDUCTIONS) RESULTING FROM:
     Nonrecognition of deferred tax assets........     --     (58.7)     25.5
     Recognition of previously reserved tax as-
      sets........................................   (41.2)     --        --
     Reimbursed tax losses from Former Parent.....     --     (31.0)      3.1
     Amortization of goodwill.....................     6.1     12.9       2.1
     State income taxes...........................     --       1.9       0.1
     Foreign income and losses....................     0.8      3.9       2.5
     Foreign income taxes.........................     2.5      6.5       1.1
     Other, net...................................    (0.7)     8.9      (2.2)
                                                   -------  -------   -------
   EFFECTIVE RATE.................................     2.5%   (21.6)%    (1.8)%
                                                   =======  =======   =======

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

  The Company adopted SFAS No. 109, Accounting for Income Taxes, effective January 1, 1993. There was no cumulative effect of adopting SFAS No. 109 on net income for the year ended December 31, 1993. Deferred income taxes reflect the net tax effects of (i) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (ii) operating loss and tax credit carryforwards. The effects of significant items comprising the Company's net deferred tax asset are as follows:

                                                  DECEMBER 31,    JANUARY 1,
                                                      1993           1993
                                                  -------------   ------------
                                                  (EXPRESSED IN THOUSANDS)
   Deferred tax liabilities:
     Fixed asset basis differences..............    $     (6,235)  $     (6,156)
     Other......................................          (8,265)        (8,260)
                                                    ------------   ------------
       Total deferred tax liabilities...........         (14,500)       (14,416)
                                                    ------------   ------------
   Deferred tax assets:
     Postretirement employee benefits obliga-
      tions.....................................    $     25,985   $     26,004
     Environmental reserve not currently deduct-
      ible......................................           3,431          3,644
     Inventory capitalization under Section 263A
      of the Internal Revenue Code..............           3,108          3,506
     Reserves not currently deductible..........           9,119          9,887
     Additional minimum pension liability.......           4,158            --
     Other......................................          13,362         11,609
                                                    ------------   ------------
       Total deferred tax assets................          59,163         54,650
   Valuation allowance for deferred tax assets..         (37,147)       (40,234)
                                                    ------------   ------------
                                                          22,016         14,416
                                                    ------------   ------------
       Net deferred tax asset...................    $      7,516   $        --
                                                    ============   ============

  Due to its recent history of losses, the Company applied valuation allowances against all of its net deferred tax assets as of January 1, 1993. The net change of $3.1 million in the valuation allowance was attributable to (i) current year temporary differences, (ii) federal and state current income taxes paid or payable, and (iii) utilization of pre-acquisition net operating loss carryforwards to reduce goodwill.

  At December 31, 1993, the Company had net operating loss carryforwards of $3.4 million available to offset future federal taxable income. The net operating loss carryforwards expire as follows: $1.1 million in 2003 and $2.3 million in 2004. The future utilization of these net operating loss carryforwards will result in a reduction of goodwill. The Company has net state operating loss carryforwards of $14.5 million available to offset future state taxable income. The state net loss carryforwards begin to expire in 1999.

5. BENEFIT PLANS:

 Stock Option Plans

  In November 1992, the Company established the 1992 Stock Option Plan ("1992 Plan"). Awards under the 1992 Plan are to be made to those persons who hold positions of responsibility and whose performance can have a significant effect on the success of the Company and its subsidiaries. An award consists of an option to purchase a specified number of shares of common stock at a specified price that is not less than the fair market value of the common stock on the date of grant of the option. All options granted under the 1992 Plan are ten-year non-qualified options and become exercisable in 33 1/3% increments on each of the first,

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES second and third anniversaries of the date of grant. The Company has reserved 387,500 shares of common stock for awards made under the 1992 plan.

  In May 1993, the stockholders approved the 1993 Nonemployee Director Stock Option Plan ("1993 Plan"). The 1993 Plan is intended as an incentive to attract and retain, as independent directors of the Company, persons of training, experience and ability, to encourage the sense of proprietorship of such persons and to stimulate their active interest in the development and financial success of the Company. Under the 1993 Plan, nonemployee members of the Company's board of directors receive nondiscretionary automatic grants of non-qualified options to purchase 500 shares of common stock upon becoming a director of the Company (persons who were serving as nonemployee directors as of May 20, 1993, the date of implementation of the plan, were granted their 500 share options as of that date). In addition, beginning in 1994, each person serving as a nonemployee director on January 1 of each calendar year will automatically be granted options to purchase an additional 1,000 shares of common stock, subject to the availability for issuance of such shares under the 1993 Plan. All options granted under the 1993 Plan have an exercise price equal to the fair market value of the underlying common stock on the date of the grant and become exercisable in increments of 50% on the first anniversary of the date of grant and 25% on each of the second and third anniversaries of the date of grant. The Company has reserved 50,000 shares of common stock for awards made under the 1993 Plan.

 Long-Term Incentive Plan

  In February 1994, the Company adopted the 1994 Long-Term Incentive Plan ("1994 Plan"). The 1994 Plan is intended to provide an incentive that will allow the Company to retain key executives and other selected employees and reward them for making major contributions to the success of the Company and its subsidiaries. Awards that can be made under the 1994 Plan include (i) stock options (both non-qualified stock options and incentive stock options); (ii) stock appreciation rights; (iii) stock; and (iv) cash. The exercise price of stock options granted under the 1994 Plan may not be less than the par value of the underlying common stock on the date of grant of the option. The Company has reserved 500,000 shares of common stock for awards granted under the 1994 Plan. All awards made under the 1994 Plan for the year ended December 31, 1993 were in the form of non-qualified stock options with exercise prices equal to the fair market value of the underlying stock on the date of grant.

  The number and option price of options granted under the Company's stock option plans and long-term incentive plan were as follows:

                                                       NUMBER OF   PRICE PER
                                                        SHARES       SHARE
                                                       ---------   ---------
   Outstanding at January 1, 1992.....................    --          --
     Granted..........................................  287,000      $15.00
     Exercised........................................    --          --
     Cancelled........................................    --          --
                                                        -------  --------------
   Outstanding at December 31, 1992...................  287,000      $15.00
     Granted..........................................  132,430  $17.75--$19.75
     Exercised........................................    --          --
     Cancelled........................................  (4,910)      $15.00
                                                        -------  --------------
   Outstanding at December 31, 1993...................  414,520  $15.00--$19.75
                                                        =======  ==============
   Exercisable at December 31, 1993...................  94,030       $15.00
                                                        =======  ==============

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

  Shares of common stock reserved for future grants at December 31, 1993 and 1992 were 522,980 and 100,500, respectively.

 Deferred Compensation Plan

  In November 1993, the Company adopted the Deferred Compensation Plan (the "Plan") as an incentive for certain employee directors, officers and other key employees of the Company or its subsidiaries to encourage them to remain in the employ of the Company or of its subsidiaries. The Plan, which is treated as an unfunded non-qualified deferred compensation plan, enables eligible employees to defer the receipt of a portion of their compensation for a fixed period of years, until their employment terminates. Participants' account balances are valued at the greater of the share value or the dollar value, as defined in the Plan. The share value of a participant's account balance is the market value of the number of shares of common stock that could have been purchased by the participant with the deferral amounts, including dividend reinvestment. The dollar value represents the value of the deferral amounts adjusted for compound interest that would have been earned on the deferral amounts assuming allocation of interest at the Applicable Interest Rate established quarterly by the Internal Revenue Service. The Company accrued no additional compensation expense related to the Plan for the year ended December 31, 1993.

 Retirement Plans

  The Company and certain of its subsidiaries maintain three noncontributory defined benefit pension plans (the Employees' Pension Plan, the Hourly Employees' Pension Plan, and the Retirement Plan for Employees of UAW Local 604, Elmira, NY, the ("Elmira Plan") covering certain salaried and hourly employees, former employees and retirees. Under these plans, the Company contributes an amount equal to or greater than the minimum funding requirements of the Employee Retirement Income Security Act of 1974 as amended, ("ERISA"), where applicable, but not in excess of the maximum amount that can be deducted for federal income tax purposes. Benefits under the Employees' Pension Plan are generally based on the employees' years of service and compensation during years of service. Benefits under the Hourly Employees' Pension Plan are generally based on years of service multiplied by a specified dollar amount. The Company previously maintained a defined contribution plan, the Hourly Employees' Target Benefit Plan (the "Target Plan"), and a defined benefit plan, the Hourly Employees' Supplemental Retirement Plan (the "Supplemental Plan"). The Target Plan covered the current hourly employees of the Motor Components Division of the Automotive Products Segment and the former hourly employees of the Motor Components, Filter Products and Fuel Devices Divisions who previously were covered by a collective bargaining agreement with the United Automotive Workers Union. The Supplemental Plan covered employees and former employees who were participants of a defined benefit pension plan (the "Terminated Hourly Plan") that was terminated by the Company in 1980 under the provisions of ERISA. The Target Plan and Supplemental Plan were adopted in connection with the termination of the Terminated Hourly Plan. Under the Target Plan, the Company was obligated to make periodic contributions to a trust fund based on each covered employee's credited hours of service to the Company. The Supplemental Plan provided that the Company make periodic contributions sufficient to fund benefits equal to the benefits that retirees (or their spouses) would have received had the Terminated Hourly Plan not been terminated, less the sum of the amounts paid to such persons (i) by the Pension Benefit Guaranty Corporation with respect to the Terminated Hourly Plan and
(ii) all amounts paid under the Target Plan. Effective April 15, 1992, the Supplemental and Target Plans were combined into a single defined benefit plan which is the Elmira Plan.

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

  Net periodic pension cost includes the following components:

                                                    YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                     1993     1992      1991
                                                    -------  -------  --------
                                                    (EXPRESSED IN THOUSANDS)
   Service cost--benefits earned during the peri-
    od............................................  $ 1,793  $ 1,531  $  1,364
   Interest cost of projected benefit obligations.    4,317    4,079     3,874
   Actual return on plan assets...................   (4,744)  (4,417)  (12,044)
   Net amortization and deferral..................      264      167     8,295
                                                    -------  -------  --------
       Net periodic pension cost..................  $ 1,630  $ 1,360  $  1,489
                                                    =======  =======  ========

  The funded status of the defined benefit plans as of December 31, 1993 and 1992 is reconciled to prepaid pension cost (pension liability) as follows:

                               DECEMBER 31, 1993           DECEMBER 31, 1992
                          --------------------------- ---------------------------
                           PLANS WHERE   PLANS WHERE   PLANS WHERE   PLANS WHERE
                          ASSETS EXCEED  ACCUMULATED  ASSETS EXCEED  ACCUMULATED
                           ACCUMULATED    BENEFITS     ACCUMULATED    BENEFITS
                            BENEFITS    EXCEED ASSETS   BENEFITS    EXCEED ASSETS
                          ------------- ------------- ------------- -------------
                                         (EXPRESSED IN THOUSANDS)
ACTUARIAL PRESENT VALUE
 OF BENEFIT OBLIGATIONS:
  Vested benefit obliga-
   tion.................      $--         $ 53,394       $41,914       $ 5,170
                                          ========       =======       =======
  Accumulated benefit
   obligation...........       --         $ 55,570       $43,538       $ 6,957
                                          ========       =======       =======
  Projected benefit ob-
   ligation.............       --         $ 60,299       $48,904       $ 7,145
  Plan assets at fair
   value................       --           42,932        45,947         1,488
                                          --------       -------       -------
  Projected benefit ob-
   ligation (in excess
   of) less than plan
   assets...............       --          (17,367)       (2,957)       (5,657)
  Unrecognized prior
   service cost.........       --            1,008          (688)        1,843
  Unrecognized net loss.       --           16,851         7,079         1,075
  Minimum liability ad-
   justment.............       --          (13,377)          --         (2,730)
                              ----        --------       -------       -------
  Prepaid pension cost
   (pension liability)
   recognized in the
   consolidated balance
   sheet................      $--         $(12,885)      $ 3,434       $(5,469)
                              ====        ========       =======       =======

  Assumptions used were:

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                        1993   1992     1991
                                                       ------------------------
   Discount rate......................................   7.5%   8.5%    8.5%
   Expected long-term rate of return on plan assets...  10.0%  10.0%   10.0%
   Weighted average rates of increase in compensation
    levels............................................   4.5%   6.0%  4.5%-6.0%

 Savings Plan

  The Company has a voluntary savings and investment plan available to substantially all non-union employees. Employee contributions of not less than one percent of the employee's salary to not more than eight percent are matched 75 percent by the Company. The cost of the Company's contributions was $1.9 million, $1.8 million and $1.4 million for the years ended December 31, 1993, 1992 and 1991, respectively.

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

 Postretirement Health Care and Life Insurance Benefits

  The Company provides health care and life insurance benefits to certain retirees. Health care coverage includes medical costs as well as prescription drugs.

  During 1991, the Company changed its method of accounting for postretirement benefit costs other than pensions by adopting the requirements of SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, effective as of January 1, 1991. As a result, the Company recorded a charge of $17.3 million to reflect the cumulative effect of the change in accounting principle for periods prior to 1991.

  Net periodic postretirement benefit cost includes the following components:

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1993      1992      1991
                                                  --------  --------  --------
                                                   (EXPRESSED IN THOUSANDS)
   Service cost--benefits attributed to service
    during the period............................ $    473  $    548  $    469
   Interest cost on accumulated postretirement
    benefit obligation...........................    3,548     4,773     5,458
   Amortization of accumulated gains.............     (673)     (808)      --
                                                  --------  --------  --------
   Net periodic postretirement benefit cost...... $  3,348  $  4,513  $  5,927
                                                  ========  ========  ========

  The following table sets forth the plans' combined status reconciled with the amounts included in the consolidated balance sheets:

                                                             DECEMBER 31,
                                                       -------------------------
                                                           1993         1992
                                                       ------------ ------------
                                                       (EXPRESSED IN THOUSANDS)
   Accumulated postretirement benefit obligation:
     Retirees........................................  $     47,110 $     45,077
     Fully eligible active plan participants.........         5,511        1,161
     Other active plan participants..................         6,571        6,144
                                                       ------------ ------------
     Total accumulated postretirement benefit obliga-
      tion...........................................        59,192       52,382
     Unrecognized net gain from past experience dif-
      ferences.......................................         5,088       12,070
                                                       ------------ ------------
     Accrued postretirement benefit cost.............  $     64,280 $     64,452
                                                       ============ ============

  None of the future annual benefits of plan participants is covered by insurance contracts issued by the Company or a related party.

  For measurement purposes, an 11 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994; the rate was assumed to decrease gradually to six percent through the year 1999 and to remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amount of the obligation and the periodic cost reported. An increase in the assumed health care cost trend rates by one percent in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $6.0 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $0.5 million.

  The weighted average discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1993, 1992 and 1991 was
7.5 percent, 8.0 percent and 8.5 percent, respectively.

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

 Postemployment Benefits

  In November 1992, the Financial Accounting Standards Board issued SFAS No. 112, Employers' Accounting for Postemployment Benefits, which requires accrual accounting for postemployment benefits, such as disability benefits, instead of recognizing an expense for those benefits when paid. The Company currently is accumulating the data necessary to comply with the new rules. Adoption of SFAS No. 112 using the cumulative effect method is required in the first quarter of 1994. Based on preliminary estimates, the cumulative effect of the accounting change at January 1, 1994 is expected to range from approximately $5.4 million to approximately $7.4 million. The Company does not expect 1994 postemployment expense under the new rules to differ significantly from postemployment expense that would have been recognized under the pay-as-you-go basis of accounting.

6. OPERATING LEASES:

  Certain properties and equipment are leased for varying periods under long-term, noncancellable agreements which are renewable in many instances. The total rent expense amounted to $8.17 million, $8.04 million and $8.17 million for the years ended December 31, 1993, 1992 and 1991, respectively. The approximate annual minimum rentals under all noncancellable operating leases as of December 31, 1993 are as follows (expressed in thousands):

      1994.............................................................. $ 6,918
      1995..............................................................   5,325
      1996..............................................................   4,756
      1997..............................................................   2,495
      1998..............................................................     723
      Thereafter........................................................     752
                                                                         -------
                                                                         $20,969
                                                                         =======

7. NONRECURRING CHARGES:

  During the third quarter of 1991, the Company recorded provisions against income to reflect losses due to certain identified liabilities and asset impairments. In the fourth quarter of 1992, the Company recorded a charge related to compensation of a key executive under the terms of an employment contract. The following is a summary of the charges provided for (expressed in thousands):

                                                        YEAR ENDED DECEMBER 31,
                                                       -------------------------
                                                        1993    1992     1991
                                                       --------------- ---------
   Executive compensation.............................   $--  $  2,888 $     --
   Reserve for environmental costs (see Note 8).......    --       --     26,480
   Other write-downs and charges......................    --       --     13,500
                                                       ------ -------- ---------
                                                         $--  $  2,888 $  39,980
                                                       ====== ======== =========

8. COMMITMENTS AND CONTINGENCIES:

  The Company had a remaining reserve of approximately $8.5 million at December 31, 1993 for estimated cleanup and compliance costs at certain waste disposal areas, including those in which it has been alleged that the Company is a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), as amended, or similar state legislation. Included in these sites is a plant operated by the Company in Elmira, New York (the "Elmira Facility") that is the subject

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES of an Environmental Protection Agency ("EPA") Record of Decision dated September 4, 1992 (the "Elmira ROD") which delineates the actions to be taken to remediate the contamination specified in the Elmira ROD.

  The Company and the Former Parent have entered into an indemnification agreement, which became effective December 14, 1992, with respect to the Elmira Facility. Under the agreement, the Former Parent has agreed to reimburse the Company for costs and expenses of certain remediation required by the Elmira ROD and indemnify the Company against necessary costs and expenses of certain remediation activities at one other site located near the Elmira Facility and at a landfill site in Metamora, Michigan. The indemnification provided by the Former Parent with respect to the Elmira Facility will apply to all remediation required by the Company under CERCLA that had been identified as of the date of the indemnification agreement at the Elmira Facility, but will not extend to certain additional environmental expenditures relating to the Elmira Facility or other sites for which the Company is or may be held responsible. In connection with the indemnification, the Company reduced its accrual for environmental costs and credited additional paid-in capital for $17.7 million. Management believes the accrual for environmental costs at December 31, 1993 is adequate.

  The Company is a defendant in certain other litigation arising out of operations in the normal course of business and is aware of certain litigation threatened against the Company from time to time. In the opinion of management, none of the other pending or threatened lawsuits and proceedings should have a material adverse effect on the consolidated financial position or results of operations of the Company.

9. INVESTMENT IN PURODENSO:

  In 1989, the Automotive Products Segment formed the Purodenso manufacturing joint venture with a unit of Nippondenso of Japan (with each joint venturer owning a 50% interest) to exploit the combined engineering and technological abilities of the two companies. Purodenso supplies highly specialized automotive filters and injection molded filter housings to the Company for distribution to domestic Original Equipment Manufacturers ("OEMs"), U.S. manufacturing plants of Japanese OEM companies and the aftermarket. The selected financial data presented below as of the dates and for the periods indicated are derived from the audited financial statements of Purodenso.

                                                     YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                      1993     1992     1991
                                                    -------- -------- --------
                                                     (EXPRESSED IN THOUSANDS)
   Income Statement Data:
     Net sales..................................... $ 57,408 $ 41,019 $ 23,554
     Cost of sales.................................   51,972   38,143   24,771
                                                    -------- -------- --------
     Gross profit.................................. $  5,436 $  2,876 $ (1,217)
                                                    ======== ======== ========
     Net income.................................... $  3,672 $  1,041 $ (2,806)
                                                    ======== ======== ========
   Balance Sheet Data (at end of period):
     Current assets................................ $ 10,671 $  7,037 $  5,704
     Noncurrent assets.............................   22,904   21,117   21,159
     Current liabilities...........................   12,602   14,853   19,603
     Partners' equity..............................   20,973   13,301    7,260

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

10. DETAILS TO CONSOLIDATED STATEMENTS OF OPERATIONS:

                                                       YEAR ENDED DECEMBER 31,
                                                      --------------------------
                                                        1993     1992     1991
                                                      -------- -------- --------
                                                       (EXPRESSED IN THOUSANDS)
   Expenses Included in Other Categories:
     Maintenance and repairs........................  $  8,521 $  7,217 $  7,518
     Depreciation and amortization of land
      improvements, buildings and equipment.........    10,308   11,132   11,133
     Amortization of goodwill and other intangibles.     3,259    3,519    3,599
     Taxes, other than payroll and federal, state
      and foreign income taxes:
       Real and personal property...................     1,156    1,031    1,103
       Miscellaneous................................       664      468      553
     Rents..........................................     8,173    8,040    8,168
     Advertising costs..............................    12,404   13,408   11,956
     Research and development costs.................       745      341      429

11. SUPPLEMENTAL QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

                                                    1992
                              --------------------------------------------------
                                FIRST    SECOND     THIRD    FOURTH
                               QUARTER   QUARTER   QUARTER   QUARTER     TOTAL
                              --------- --------- --------- ---------  ---------
                               (EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)
1992
Net sales.................... $ 102,302 $ 105,284 $ 108,495 $ 101,807  $ 417,888
Cost of sales................    79,183    79,340    82,693    77,291    318,507
                              --------- --------- --------- ---------  ---------
Gross profit................. $  23,119 $  25,944 $  25,802 $  24,516  $  99,381
                              ========= ========= ========= =========  =========
Net income (loss)............ $   1,725 $   4,717 $   4,738 $     (89) $  11,091
                              ========= ========= ========= =========  =========
Earnings (loss) per share.... $    0.20 $    0.55 $    0.56 $   (0.01) $    1.29
                              ========= ========= ========= =========  =========
                                                    1993
                              --------------------------------------------------
                                FIRST    SECOND     THIRD    FOURTH
                               QUARTER   QUARTER   QUARTER   QUARTER     TOTAL
                              --------- --------- --------- ---------  ---------
                               (EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)
1993
Net sales.................... $ 107,812 $ 109,287 $ 112,993 $ 105,729  $ 435,821
Cost of sales................    83,065    82,381    87,016    81,026    333,488
                              --------- --------- --------- ---------  ---------
Gross profit................. $  24,747 $  26,906 $  25,977 $  24,703  $ 102,333
                              ========= ========= ========= =========  =========
Net income................... $   2,651 $   5,119 $   5,348 $   4,715  $  17,833
                              ========= ========= ========= =========  =========
Earnings per share........... $    0.24 $    0.46 $    0.48 $    0.42  $    1.59
                              ========= ========= ========= =========  =========

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

12. BUSINESS SEGMENT INFORMATION:

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1993      1992      1991
                                                  --------  --------  --------
                                                   (EXPRESSED IN THOUSANDS)
Net Sales:
  Automotive Products............................ $321,271  $301,077  $286,364
  Air Filtration Products........................   57,082    55,055    52,898
  Separation Systems.............................   41,416    44,237    43,501
  Filter Products................................   16,052    17,519    18,927
                                                  --------  --------  --------
                                                  $435,821  $417,888  $401,690
                                                  ========  ========  ========
Operating Income (Loss):
  Automotive Products............................ $ 20,964  $ 18,189  $(21,354)
  Air Filtration Products........................    4,795     4,316     2,989
  Separation Systems.............................    2,691     1,448     1,801
  Filter Products................................      906     2,367     3,130
  Corporate......................................  (11,600)  (13,176)  (17,278)
                                                  --------  --------  --------
                                                  $ 17,756  $ 13,144  $(30,712)
                                                  ========  ========  ========
Identifiable Assets:
  Automotive Products............................ $254,510  $257,784  $244,427
  Air Filtration Products........................   34,503    32,973    32,831
  Separation Systems.............................   26,348    28,828    33,295
  Filter Products................................   16,494    17,198    16,586
  Corporate......................................   27,212    27,683    24,211
                                                  --------  --------  --------
                                                  $359,067  $364,466  $351,350
                                                  ========  ========  ========
Capital Expenditures:
  Automotive Products............................ $ 12,058  $  8,847  $  6,158
  Air Filtration Products........................      485       450       343
  Separation Systems.............................      587     1,040       964
  Filter Products................................      350       483       397
  Corporate......................................       72        15        43
                                                  --------  --------  --------
                                                  $ 13,552  $ 10,835  $  7,905
                                                  ========  ========  ========
Depreciation and Amortization:
  Automotive Products............................ $  9,942  $ 11,056  $ 11,048
  Air Filtration Products........................    1,370     1,280     1,273
  Separation Systems.............................      949       994     1,083
  Filter Products................................      536       506       459
  Corporate......................................      770       815       869
                                                  --------  --------  --------
                                                  $ 13,567  $ 14,651  $ 14,732
                                                  ========  ========  ========
Equity in Income (Loss) of Affiliates:
  Automotive Products............................ $  1,893  $    489  $ (1,428)
  Air Filtration Products........................      --        --        --
  Separation Systems.............................       19        62       (17)
  Filter Products................................      --        --        --
  Corporate......................................      563       244       --
                                                  --------  --------  --------
                                                  $  2,475  $    795  $ (1,445)
                                                  ========  ========  ========

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

                        FOREIGN AND DOMESTIC OPERATIONS

                                                    YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                     1993     1992      1991
                                                   -------- --------  --------
                                                    (EXPRESSED IN THOUSANDS)
Net Sales:
  Domestic........................................ $400,482 $383,058  $359,703
  Foreign.........................................   35,339   34,830    41,987
                                                   -------- --------  --------
                                                   $435,821 $417,888  $401,690
                                                   ======== ========  ========
Operating Income (Loss):
  Domestic........................................ $ 17,530 $ 14,422  $(31,264)
  Foreign.........................................      226   (1,278)      552
                                                   -------- --------  --------
                                                   $ 17,756 $ 13,144  $(30,712)
                                                   ======== ========  ========
Identifiable Assets:
  Domestic........................................ $334,491 $339,857  $315,956
  Foreign.........................................   24,576   24,609    35,394
                                                   -------- --------  --------
                                                   $359,067 $364,466  $351,350
                                                   ======== ========  ========
Capital Expenditures:
  Domestic........................................ $ 13,235 $ 10,612  $  7,263
  Foreign.........................................      317      223       642
                                                   -------- --------  --------
                                                   $ 13,552 $ 10,835  $  7,905
                                                   ======== ========  ========
Depreciation and Amortization:
  Domestic........................................ $ 13,168 $ 14,135  $ 13,838
  Foreign.........................................      399      516       894
                                                   -------- --------  --------
                                                   $ 13,567 $ 14,651  $ 14,732
                                                   ======== ========  ========
Equity in Income (Loss) of Affiliates:
  Domestic........................................ $  2,475 $    795  $ (1,445)
  Foreign.........................................      --       --        --
                                                   -------- --------  --------
                                                   $  2,475 $    795  $ (1,445)
                                                   ======== ========  ========

  One customer accounted for 14 percent of the Company's net sales in the years ended December 31, 1993, 1992 and 1991. These sales were made from the Automotive Products Segment.

13. CONCENTRATIONS OF CREDIT RISK:

  The Company extends credit to various companies in the retail, wholesale/distributor, original equipment and export markets in the normal course of business. Within these markets, certain concentrations of credit risk exist. These concentrations of credit risk may be similarly affected by changes in economic or other conditions and may, accordingly, impact the Company's overall credit risk. However, management believes that consolidated receivables are well diversified, thereby reducing potential credit risk to the Company, and that allowances for doubtful accounts are adequate to absorb estimated losses at December 31, 1993.

                  PUROLATOR PRODUCTS COMPANY AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

  At December 31, 1993 and 1992, trade receivables related to these group concentrations were:

                                                             DECEMBER 31,
                                                       -------------------------
                                                           1993         1992
                                                       ------------ ------------
                                                       (EXPRESSED IN THOUSANDS)
      Retail..........................................      $28,796      $28,326
      Wholesalers/Distributors........................       26,349       23,365
      Original Equipment..............................        8,994       10,962
      Export..........................................        5,865        5,687
      Other...........................................        2,300        3,784
                                                       ------------ ------------
      Total...........................................      $72,304      $72,124
                                                       ============ ============

14. SUBSEQUENT EVENT:

  In January 1994, the Company made the decision to shut down the fiberglass manufacturing process of the Air Filtration Products Segment's Henderson, North Carolina plant, effective on or about April 15, 1994, in favor of purchasing fiberglass from outside sources. The Company will reserve approximately $950,000 in the first quarter of 1994 for the costs associated with shutting down the process. There are no plans at the present time that would adversely impact the remaining operations at the Henderson, North Carolina plant.

                           PUROLATOR PRODUCTS COMPANY

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
               (EXPRESSED IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                             ------------------
                                                               1994      1993
                                                             --------  --------
Net sales................................................... $354,624  $330,092
Cost of sales...............................................  270,543   252,462
                                                             --------  --------
  Gross profit..............................................   84,081    77,630
Selling, general and administrative expenses................   66,289    64,366
Process shutdown charge.....................................      718       --
                                                             --------  --------
  Operating income..........................................   17,074    13,264
Interest expense............................................    3,026     3,167
Other income................................................    1,148     1,654
                                                             --------  --------
  Income before income taxes and equity in income of affili-
   ates.....................................................   15,196    11,751
Income tax provision........................................      948       380
Equity in income of affiliates..............................    2,443     1,747
                                                             --------  --------
  Income before cumulative effect of change in accounting
   principle................................................   16,691    13,118
Cumulative effect of change in accounting principle.........   (6,535)      --
                                                             --------  --------
Net income.................................................. $ 10,156  $ 13,118
                                                             ========  ========
Earnings per share:
  Income before cumulative effect of change in accounting
   principle................................................ $   1.50  $   1.17
  Cumulative effect of change in accounting principle.......    (0.59)      --
                                                             --------  --------
    Net income.............................................. $   0.91  $   1.17
                                                             ========  ========
Dividends per common share.................................. $   0.48  $   0.48
                                                             ========  ========
Weighted average shares outstanding.........................   11,125    11,172
                                                             ========  ========


           See notes to condensed consolidated financial statements.

                           PUROLATOR PRODUCTS COMPANY

                CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                            (EXPRESSED IN THOUSANDS)

                                                                  SEPTEMBER 30,
                                                                      1994
                                                                  -------------
                             ASSETS
Current assets:
  Cash and cash equivalents......................................   $  9,557
  Trade accounts receivable, net.................................     78,760
  Inventories, net...............................................     73,145
  Other current assets...........................................     14,733
                                                                    --------
    Total current assets.........................................    176,195
Land, buildings and equipment, net...............................     78,765
Investments......................................................     14,048
Intangible assets, net...........................................    108,265
Other assets.....................................................     11,533
                                                                    --------
    Total assets.................................................   $388,806
                                                                    ========
              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt...........................   $  4,388
  Accounts payable...............................................     41,542
  Accrued liabilities............................................     42,618
                                                                    --------
    Total current liabilities....................................     88,548
Long-term debt, less current maturities..........................     43,647
Other noncurrent liabilities.....................................     78,929
Stockholders' equity:
  Common stock, $0.01 par value per share, 30,000,000 shares au-
   thorized, 11,095,674 and 11,212,500 shares issued and out-
   standing......................................................        111
  Other stockholders' equity.....................................    177,571
                                                                    --------
    Total stockholders' equity...................................    177,682
                                                                    --------
    Total liabilities and stockholders' equity...................   $388,806
                                                                    ========

           See notes to condensed consolidated financial statements.

                           PUROLATOR PRODUCTS COMPANY

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                            (EXPRESSED IN THOUSANDS)

                                                           NINE MONTHS ENDED
                                                             SEPTEMBER 30,
                                                          --------------------
                                                            1994       1993
                                                          ---------  ---------
Cash flows from operating activities:
  Net income............................................. $  10,156  $  13,118
  Adjustments to reconcile net income to net cash pro-
   vided by operating
   activities:
   Depreciation and amortization.........................    10,315     10,128
   Cumulative effect of change in accounting principle...     6,535        --
   Process shutdown charge...............................       718        --
   Other noncash charges.................................     4,440      4,507
   Change in operating assets and liabilities:
    Increase in receivables..............................   (16,045)   (10,464)
    (Increase) decrease in inventories...................    (1,965)     8,879
    Increase in accounts payable.........................     9,155      1,749
   Other, net............................................    (3,903)    (2,839)
                                                          ---------  ---------
    Total adjustments....................................     9,249     11,960
                                                          ---------  ---------
     Net cash provided by operating activities...........    19,405     25,078
                                                          ---------  ---------
Cash flows from investing activities:
  Capital expenditures...................................   (11,368)    (9,434)
  Investment in Purodenso................................       250     (2,000)
  Other, net.............................................      (809)       383
                                                          ---------  ---------
     Net cash used in investing activities...............   (11,927)   (11,051)
                                                          ---------  ---------
Cash flows from financing activities:
  Proceeds from stock issuance...........................        63     15,475
  Proceeds from long-term debt...........................   121,236     89,789
  Payments on long-term debt.............................  (117,506)  (111,438)
  Dividends paid.........................................    (5,345)    (5,382)
  Other, net.............................................    (2,076)      (250)
                                                          ---------  ---------
     Net cash used in financing activities...............    (3,628)   (11,806)
                                                          ---------  ---------
  Increase in cash and cash equivalents..................     3,850      2,221
  Cash and cash equivalents, beginning of period.........     5,707      3,411
                                                          ---------  ---------
  Cash and cash equivalents, end of period............... $   9,557  $   5,632
                                                          =========  =========

           See notes to condensed consolidated financial statements.

                           PUROLATOR PRODUCTS COMPANY

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) GENERAL--

  The condensed consolidated financial statements included herein have been prepared by Purolator Products Company (the "Company") without audit and should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1993. The foregoing financial statements include only normal recurring accruals and all adjustments which the Company considers necessary for a fair presentation.

(2) DETAIL TO CONDENSED CONSOLIDATED BALANCE SHEETS--(EXPRESSED IN THOUSANDS)

                                                                   SEPTEMBER 30,
                                                                       1994
                                                                   -------------
      Inventories:
        Finished goods............................................    $41,306
        Work in progress..........................................      7,506
        Raw materials and supplies................................     28,659
                                                                      -------
          Total...................................................     77,471
        Less reserves.............................................      4,326
                                                                      -------
          Total, net..............................................    $73,145
                                                                      =======

(3) REPURCHASE OF COMMON STOCK--

  On February 25, 1994, the Company was authorized to repurchase as many as approximately 560,000 common shares, or five percent of its common stock outstanding as of that date. During the nine months ended September 30, 1994, the Company repurchased 121,000 common shares.

(4) POSTEMPLOYMENT BENEFITS--

  The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 112, Employers' Accounting for Postemployment Benefits, effective January 1, 1994. SFAS No. 112 requires accrual accounting for postemployment benefits, such as disability benefits, instead of recognizing an expense for those items when paid. The Company recorded a charge of $6.5 million in the first quarter of 1994 to reflect the cumulative effect of the change in accounting principle for periods prior to 1994. The Company does not expect 1994 postemployment expense under the new rules to differ significantly from postemployment expense that would have been recognized under the pay-as-you-go basis of accounting.

(5) PRO FORMA EARNINGS PER SHARE--

  As a result of adopting SFAS No. 109, Accounting for Income Taxes, effective January 1, 1993, the Company expects to report only foreign income tax expense through December 31, 1994. Therefore, the effective income tax rates for the nine months ended September 30, 1994 and 1993 were substantially below the 35% statutory U.S. income tax rate. Previously unrecognized tax benefits have been recognized in the balance sheet to the extent of U.S. federal and state income taxes paid or payable and the utilization of net operating loss carryforwards. The table below sets forth a pro forma representation of earnings per share based on the following assumptions and adjustments: (a) a 45 percent combined federal, state and foreign tax rate; (b) a constant level of shares outstanding (11,095,674 shares issued and outstanding as of September 30, 1994); (c) exclusion of the cumulative effect of a change in accounting principle; and (d) exclusion of the

                           PUROLATOR PRODUCTS COMPANY

                                  (UNAUDITED)
process shutdown charge recorded in the first quarter of 1994 as the result of the Company's decision to shut down the fiberglass manufacturing process of the Air Filtration Products Segment's Henderson, North Carolina plant in favor of purchasing fiberglass from outside sources.

                                                                   NINE MONTHS
                                                                      ENDED
                                                                  SEPTEMBER 30,
                                                                  -------------
                                                                   1994   1993
                                                                  ------ ------
      Pro forma earnings per share............................... $ 0.91 $ 0.67
                                                                  ====== ======

(6) SUBSEQUENT EVENTS--

  On October 3, 1994, Mark IV Industries, Inc. ("Mark IV"), and its wholly owned subsidiary, Mark IV Acquisition Corp. (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Company. Pursuant to the Merger Agreement, which was unanimously approved by the Company's Board of Directors, the Purchaser commenced a tender offer (the "Offer") for all outstanding shares of the Company's common stock (and associated preferred stock purchase rights), at a price of $25.00 net per share in cash to the seller. Prior to the commencement of the Offer, Mark IV beneficially owned 520,500 shares of the Company's common stock (4.69% of the Company's outstanding common stock), which shares were acquired by Mark IV in open market transactions. Upon the expiration of the Offer on November 4, 1994, the Purchaser had accepted for payment 10,236,000 shares of the Company's common stock, which, when combined with the shares already owned by Mark IV, resulted in the Purchaser's ownership of approximately 96.9% of the Company's outstanding common stock.

  As a result of the Purchaser acquiring in excess of 90% of the Company's outstanding common stock, and as provided for in the Merger Agreement, it is anticipated that the Purchaser will be merged with the Company by November 30, 1994 (the "Merger"). In the Merger, each share of the Company's common stock (other than shares held by Mark IV and its subsidiaries and those shares held by stockholders who properly exercise appraisal rights under Delaware law) will be converted into the right to receive $25.00 per share in cash.

  Upon the consummation of the Merger, the holders of outstanding options to acquire common stock of the Company, which options were granted by the Company under its non-qualified stock option plans, will be offered the opportunity to elect either: to have the outstanding Purolator options assumed by Mark IV and amended to become options to purchase common stock of Mark IV; or to receive a cash payment in settlement of each Purolator option in an amount equal to $25.00 minus the exercise price per share of the Purolator option, multiplied by the number of shares of Purolator common stock subject to such Purolator option.

  As a result of the tender of a majority of the Company's stock to the Purchaser, effective November 7, 1994, the Company's credit facility with a group of banks and Texas Commerce Bank National Association ("TCB"), as agent, was terminated and the outstanding amounts owed thereunder were paid from the proceeds of a replacement credit facility provided by TCB under a $44,000,000 note due on demand or within 30 days ("Bridge Note"). All collateral securing the previous credit agreement has been assigned as security for the Bridge Note.

  On November 8, 1994, as a result of the completion of the Offer, the Company announced that five of its seven directors resigned and were replaced by four nominees of Mark IV.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COM-PANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT INFORMA-TION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
Prospectus Summary........................................................    3
Use of Proceeds...........................................................    6
Price Range of Common Stock and Dividend Policy...........................    6
Capitalization............................................................    7
Selected Financial Information............................................    8
Pro Forma Financial Information...........................................    9
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   13
Business..................................................................   18
Management................................................................   26
Principal Securityholders.................................................   27
Underwriting..............................................................   29
Legal Matters.............................................................   30
Experts...................................................................   30
Index to Consolidated Financial Statements................................  F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                6,000,000 SHARES

                                MARK IV
                                INDUSTRIES INC

                                  COMMON STOCK

                                ---------------

                                   PROSPECTUS

                                ---------------

                            BEAR, STEARNS & CO. INC.

                               DECEMBER   , 1994

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The fees and expenses in connection with the issuance and distribution of the securities being registered hereunder, other than underwriting discounts and commissions, are estimated as follows:

      Securities and Exchange Commission registration fee............ $49,667.16
      National Association of Securities Dealers, Inc. filing fee....  14,903.38
      New York Stock Exchange, Inc. listing fee......................     *
      Printing and engraving expenses................................     *
      Legal fees and expenses........................................     *
      Accounting fees and expenses...................................     *
      Blue Sky fees and expenses.....................................     *
      Miscellaneous..................................................     *
                                                                      ----------
          Total...................................................... $    *
                                                                      ==========

- --------
* To be supplied by Amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys' fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful; provided, that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. Any such indemnification may be made by the corporation only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Article Ninth of the Company's Certificate of Incorporation entitles officers, directors and controlling persons of the Company to indemnification to the full extent permitted by Section 145 of the DGCL, as the same may be supplemented or amended from time to time.

  Article Ninth of the Company's Certificate of Incorporation was amended in August 1986 to provide that no director shall have any personal liability to the Company or its stockholders for any monetary damages for breach of fiduciary duty as a director, provided that such provision does not limit or eliminate the liability of any director (i) for breach of such director's duty or loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (involving certain unlawful dividends or stock repurchases) or (iv) for any transaction from which such director derived an improper personal benefit. The provisions of such article do not limit or eliminate the liability of any director for any act or omission occurring prior to the effective time of such amendment.

  Reference is made to Section 7 of the Underwriting Agreement included in
Exhibit 1 hereto which provides certain indemnification rights to the directors and officers of the Company.

ITEM 16. EXHIBITS.

     * 1       --Form of Underwriting Agreement between the Company and Bear, Stearns &
                  Co. Inc.
       2       --Agreement and Plan of Merger, dated as of October 3, 1994, among the
                  Company, Mark IV Acquisition Corp. and Purolator Products Company
                  (incorporated by reference to Exhibit (c)(1) to the Company's Tender
                  Offer Statement on Schedule 14D-1 dated October 7, 1994).
       4.1     --Indenture dated as of March 15, 1989 between the Company and the First
                  National Bank of Boston, as Trustee (including the form of 13 3/8%
                  Subordinated Debentures due March 15, 1999) (incorporated by reference to Exhibit 4.10 to the Company's Current Report on Form 8-K dated May
                  23, 1989).
       4.2     --Indenture dated as of February 13, 1992 between the Company and Marine
                  Midland Bank, N.A., as Trustee (including the form of 6 1/4%
                  Convertible Subordinated Debentures due February 15, 2007)
                  (incorporated by reference to Exhibit 4.1 to the Company's Current
                  Report on Form 8-K dated February 13, 1992).
       4.3     --Form of Indenture dated as of March 15, 1993 between the Company and
                  Citibank, N.A. as Trustee (including the form of 8 3/4% Senior
                  Subordinated Notes due April 1, 2003) (incorporated by reference to
                  Exhibit 4.1 to the Company's Current Report on Form 8-K dated March 29,
                  1993).
     * 5       --Opinion of Stroock & Stroock & Lavan as to the legality of the Shares.
     *23.1     --Consent of Coopers & Lybrand LLP.
     *23.2     --Consent of Arthur Andersen LLP.
     *23.3     --Consent of Stroock & Stroock & Lavan (included in Exhibit 5).
      25       --Powers of attorney (included on p. II-4 of the Registration Statement).

- --------
 *Filed herewith.

ITEM 17. UNDERTAKINGS.

  (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE TOWN OF AMHERST, STATE OF NEW YORK, ON NOVEMBER 10, 1994.

                                          Mark IV Industries, Inc.

                                                  /s/ William P. Montague
                                          By___________________________________
                                                    William P. Montague
                                               Executive Vice President and
                                                  Chief Financial Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sal H. Alfiero, Clement R. Arrison, William P. Montague, Gerald S. Lippes, John J. Byrne and Richard L. Grenolds, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) of and supplements to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

           SIGNATURE                       TITLE                     DATE
           ---------                       -----                     ----


      /s/ Sal H. Alfiero       Chairman of the Board and      November 10, 1994
 ____________________________    Chief Executive Officer
        Sal H. Alfiero

    /s/ Clement R. Arrison     President and Director and     November 10, 1994
 ____________________________    Chief Operating Officer
      Clement R. Arrison

    /s/ William P. Montague    Executive Vice President and   November 10, 1994
 ____________________________    Chief Financial Officer
      William P. Montague

     /s/ Gerald S. Lippes      Secretary and Director         November 10, 1994
 ____________________________
       Gerald S. Lippes

     /s/ Frederic L. Cook      Senior Vice President--        November 10, 1994
 ____________________________    Administration
       Frederic L. Cook

       /s/ John J. Byrne       Vice President--Finance        November 10, 1994
 ____________________________
         John J. Byrne

    /s/ Richard L. Grenolds    Vice President and Chief       November 10, 1994
 ____________________________    Accounting Officer
      Richard L. Grenolds

                               Director
 ____________________________
       Joseph G. Donohoo

                               Director
 ____________________________
       Herbert Roth, Jr.


                                 EXHIBIT INDEX

 EXHIBIT                                                                     PAGE
   NO.                              DESCRIPTION                              NO.
 -------                            -----------                              ----
 * 1     --Form of Underwriting Agreement between the Company and Bear,
            Stearns & Co. Inc..
   2     --Agreement and Plan of Merger, dated as of October 3, 1994, among the Company, Mark IV Acquisition Corp. and Purolator
            Products Company (incorporated by reference to Exhibit (c)(1)
            to the Company's Tender Offer Statement on Schedule 14D-1
            dated October 7, 1994)........................................
   4.1   --Indenture dated as of March 15, 1989 between the Company and the First National Bank of Boston, as Trustee (including the form of 13 3/8% Subordinated Debentures due March 15, 1999)
            (incorporated by reference to Exhibit 4.10 to the Company's
            Current Report on Form 8-K dated May 23, 1989)................
   4.2   --Indenture dated as of February 13, 1992 between the Company and
            Marine Midland Bank, N.A., as Trustee (including the form of 6
            1/4% Convertible Subordinated Debentures due February 15,
            2007) (incorporated by reference to Exhibit 4.1 to the
            Company's Current Report on Form 8-K dated February 13, 1992).
   4.3   --Indenture dated as of March 15, 1993 between the Company and
            Citibank, N.A., as Trustee (including the form of 8 3/4%
            Senior Subordinated Notes due April 1, 2003) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on
            Form
            8-K dated March 29, 1993).....................................
 * 5     --Opinion of Stroock & Stroock & Lavan as to the legality of the
            Shares........................................................
 *23.1   --Consent of Coopers & Lybrand LLP...............................
 *23.2   --Consent of Arthur Andersen LLP.................................
 *23.3   --Consent of Stroock & Stroock & Lavan (included in Exhibit 5)...
  25     --Powers of attorney (included on p. II-4 of the Registration
            Statement)....................................................

- --------
*Filed herewith.